Filed pursuant to Rule 424(b)(3)

Registration No. 333-162974
Registration No. 333-162974-01

SHORT FORM PROSPECTUS

Barrick (PD) Australia Finance Pty Ltd

(ACN 139 909 934)

Offer to exchange all outstanding 4.950% Notes due 2020 issued on October 16, 2009 for up to US$400,000,000 Aggregate Principal Amount of Registered 4.950% Notes due 2020

and

Offer to exchange all outstanding 5.950% Notes due 2039 issued on October 16, 2009 for up to US$850,000,000 Aggregate Principal Amount of Registered 5.950% Notes due 2039

Unconditionally Guaranteed by Barrick Gold Corporation

The Initial Notes:

$400,000,000 aggregate principal amount of 4.950% Notes due 2020 (the “Initial 2020 Notes”) and $850,000,000 aggregate principal amount of 5.950% Notes due 2039 (the “Initial 2039 Notes”) were originally issued by Barrick (PD) Australia Finance Pty Ltd (ACN 139 909 934) (“BPDAF”) on October 16, 2009 in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and resold to qualified institutional buyers in reliance on Rule 144A and non-U.S. persons outside the United States in reliance on Regulation S. We refer to the Initial 2020 Notes and the Initial 2039 Notes together as the “Initial Notes”.

The New Notes:

The terms of the new 2020 notes (the “New 2020 Notes”) and the new 2039 notes (the “New 2039 Notes”) are identical to the terms of the Initial 2020 Notes and Initial 2039 Notes, respectively, except that the New 2020 Notes and the New 2039 Notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Initial Notes and will not entitle their holders to registration rights. The New 2020 Notes and the New 2039 Notes will evidence the same continuing indebtedness as the Initial 2020 Notes and the Initial 2039 Notes, respectively. We refer to the New 2020 Notes and the New 2039 Notes together as the “New Notes”. We refer to the Initial 2020 Notes and the New 2020 Notes together as the “2020 Notes”, the Initial 2039 Notes and the New 2039 Notes together as the “2039 Notes”, and the Initial Notes and the New Notes together as the “Notes”.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

See “Risk Factors” beginning on page 4 for a discussion of certain risks that you should consider in connection with an investment in the Notes.

Exchange Offer:

Our offer to exchange the Initial 2020 Notes for the New 2020 Notes and the Initial 2039 Notes for the New 2039 Notes will be open until midnight, New York City time, on December 22, 2009, unless we extend the offer.

New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of such series accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange Offer – Conditions.”

BPDAF is incorporated under the laws of Australia. Although the issuer described above has appointed Barrick as its agent for service of process in the Province of Ontario it may not be possible for investors to enforce judgments obtained in the Province of Ontario against BPDAF.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different than those of the United States.

Owning the debt securities may subject you to tax consequences in the United States, Canada and Australia. You should read the tax discussion in this prospectus. This prospectus may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because Barrick is incorporated under the laws of the Province of Ontario, Canada, BPDAF is an Australian proprietary limited company, some of the officers and directors of Barrick and BPDAF, and some of the experts named in this prospectus are residents outside of the United States, and a majority of Barrick and BPDAF’s assets and assets of those officers, directors and experts are located outside of the United States.

The debt securities have not been approved or disapproved by the Ontario Securities Commission, the U.S. Securities and Exchange Commission or any state securities regulator, nor has the Ontario Securities Commission, the U.S. Securities and Exchange Commission or any state securities regulator, passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospective investors should be aware that, during the period of the exchange offer, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the debt securities to be distributed or to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of New Notes received in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market making or other trading activities.

The date of this prospectus is November 23, 2009.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or in any documented incorporated or deemed to be incorporated by reference in this prospectus is accurate only as of the respective date of the document in which such document appears.

The New Notes have not been and will not be qualified for public distribution under the securities laws of any province or territory of Canada. The exchange notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

Barrick presents its financial statement in U.S. dollars and its financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with U.S. GAAP and thus may not be comparable to financial data prepared by other Canadian companies.

References to “$” in this prospectus are to U.S. dollars and references to “Cdn$” in this prospectus are to Canadian dollars unless otherwise indicated. See “Exchange Rate Information”.

In this prospectus, Barrick Gold Corporation will be referred to as either “Barrick” or the “Guarantor” and Barrick (PD) Australia Finance Pty Ltd will be referred to as “BPDAF”. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BPDAF.

UNDER PRESENT AUSTRALIAN LAW, INTEREST AND OTHER AMOUNTS PAID ON NOTES ISSUED BY BPDAF WILL NOT BE SUBJECT TO AUSTRALIAN INTEREST WITHHOLDING TAX IF THE NOTES ARE ISSUED IN ACCORDANCE WITH CERTAIN PRESCRIBED CONDITIONS SET OUT IN SECTION 128F OF THE INCOME TAX ASSESSMENT ACT 1936 (CTH). ONE OF THOSE CONDITIONS IS THAT BPDAF AS THE REGISTRANT MUST NOT KNOW OR HAVE REASONABLE GROUNDS TO SUSPECT THAT A NOTE, OR AN INTEREST IN A NOTE, WAS BEING, OR WOULD LATER BE, ACQUIRED DIRECTLY OR INDIRECTLY BY OFFSHORE ASSOCIATES (AS DEFINED IN THE SECTION “AUSTRALIAN INCOME TAX CONSIDERATIONS”) OF THE REGISTRANT, OTHER THAN IN THE CAPACITY OF A DEALER, MANAGER OR UNDERWRITER IN RELATION TO THE PLACEMENT OF THE RELEVANT NOTES, OR A CLEARING HOUSE, CUSTODIAN, FUNDS MANAGER OR RESPONSIBLE ENTITY OF A REGISTERED SCHEME. SEE THE SECTION “AUSTRALIAN INCOME TAX CONSIDERATIONS” FOR MORE INFORMATION.

i

This prospectus incorporates by reference documents that contain important business and financial information about Barrick and BPDAF that is not included in or delivered with this prospectus. These documents are available without charge to securityholders upon written or oral request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, PO Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1 (416) 861-9911. To obtain timely delivery, holders of the Initial Notes must request these documents no later than five business before the expiration date. Unless extended the expiration date is December 22, 2009.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the United States Securities and Exchange Commission (the “Commission“), are specifically incorporated by reference in this prospectus:

(a)	The annual information form of Barrick dated as of March 30, 2009 (the “Annual Information Form”) for the year ended December 31, 2008.

(b)

The annual audited consolidated financial statements of Barrick for the year ended December 31, 2008, including consolidated balance sheets as at December 31, 2008 and December 31, 2007 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008 and related notes, together with the auditors’ report thereon.

(c)	The management’s discussion and analysis of Barrick for the financial year ended December 31, 2008 (the “Annual Management’s Discussion and Analysis”).

(d)	The management information circular of Barrick dated March 17, 2009, in connection with the annual meeting of Barrick’s shareholders held on April 29, 2009.

(e)

The interim unaudited consolidated financial statements of Barrick for the three and nine months ended September 30, 2009, including consolidated balance sheets as at September 30, 2009 and December 31, 2008 and consolidated statements of income, cash flow, equity and comprehensive income for the three and nine months ended September 30, 2009 and September 30, 2008 and related notes.

(f)	The management’s discussion and analysis of Barrick for the three and nine months ended September 30, 2009 (the “Interim Management’s Discussion and Analysis”).

(g)

The material change report of Barrick dated March 19, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of $750 million in aggregate principal amount of 6.950% notes due 2019.

(h)

The material change report of Barrick dated September 15, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of up to 108,962,500 of its common shares and the planned elimination of Barrick’s fixed price (non-participating) gold contracts and a portion of Barrick’s floating spot-price (fully-participating) gold contracts.

(i)

The material change report of Barrick dated November 2, 2009 regarding the pricing of $1.25 billion in debt securities comprising of $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 issued by BPDAF and guaranteed by Barrick on October 13, 2009, and the closing of the offering on October 16, 2009.

Any annual information form, annual financial statements (including the auditors’ report thereon), interim financial statements, management’s discussion and analysis, material change report (excluding any confidential material change reports), business acquisition report or information circular that Barrick files with any securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of the offering of the New Notes will be incorporated by reference in this prospectus and will automatically update and supersede information contained or incorporated by reference in this prospectus. In addition, any report filed or furnished by Barrick with the Commission pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act“) or submitted to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act, subsequent to the date of this prospectus and prior to the termination of the offering of the New Notes to which this prospectus relates, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which the prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent any statement contained herein or in any subsequently filed or furnished document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed an admission for any purpose that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

In compliance with the requirements of the SEC, attached hereto as Schedule “A” and Schedule “B”, respectively, are the annual financial statements of Barrick for the year ended December 31, 2008 and the interim financial statements of Barrick for the three and nine months ended September 30, 2009, in each case revised to include an additional note relating to BPDAF.

WHERE YOU CAN FIND MORE INFORMATION

Barrick will provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, PO Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated by reference in this prospectus.

Barrick files certain reports with, and furnishes other information to, each of the Commission and the provincial and territorial securities regulatory authorities of Canada. Barrick’s Commission file number is 1-9059. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Barrick is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Barrick’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Barrick’s reports and other information filed with or furnished to the Commission since June 2002 are available, and Barrick’s reports and other information filed or furnished in the future with or to the Commission will be available, from the Commission’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with or furnishes to the Commission at the Commission’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the Commission at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s Commission filings at the NYSE, 20 Broad Street, New York, New York 10005. Barrick’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) over the Internet at www.sedar.com.

Barrick has filed with the Commission under the Securities Act, a registration statement on Form F-9/F-4 relating to the securities being offered hereunder and which this prospectus forms a part. This prospectus does not contain all the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the Commission. Items of information omitted from this prospectus but contained in the registration statement will be available on the Commission’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained or incorporated by reference in this prospectus, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express our expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual financial results, performance or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; the ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which we carry on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” in the Annual Information Form and to the Annual Management’s Discussion and Analysis and the Interim Management’s Discussion and Analysis, each of which is incorporated by reference herein, and to the section “Risk Factors” in this prospectus, for a discussion of some of the factors underlying forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTICE REGARDING PRESENTATION

OF OUR MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Our mineral reserves have been calculated in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101“), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the Commission, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2008, the mineralization at Cerro Casale was classified as mineralized material and approximately 600,000 ounces of mineralization at Pueblo Viejo (Barrick’s 60% interest) classified as reserves under NI 43-101 were classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the Commission, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the Commission. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,						Nine months ended
	2008		2007		2006		September 30, 2009
High	Cdn.$	1.2969	Cdn.$	1.1853	Cdn.$	1.1726	Cdn.$	1.3000
Low	Cdn.$	0.9719	Cdn.$	0.9170	Cdn.$	1.0990	Cdn.$	1.0613
Average	Cdn.$	1.0660	Cdn.$	1.0748	Cdn.$	1.1342	Cdn.$	1.1701
Period End	Cdn.$	1.2246	Cdn.$	0.9881	Cdn.$	1.1653	Cdn.$	1.0722

The noon exchange rate on November 20, 2009, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was $1.00 equals Cdn.$1.0696.

v

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Barrick is a corporation existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States. In addition, some of our directors and officers and most of the experts named in this prospectus and the documents incorporated by reference herein are resident outside the United States, and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. We have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would probably be enforceable in Ontario if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by an Ontario court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

SUMMARY OF TERMS OF THE EXCHANGE OFFER

We are offering to exchange $400,000,000 aggregate principal amount of Initial 2020 Notes for a like aggregate principal amount of our New 2020 Notes and $850,000,000 aggregate principal amount of Initial 2039 Notes for a like aggregate principal amount of our New 2039 Notes, evidencing the same continuing indebtedness as the Initial 2020 Notes and the Initial 2039 Notes, respectively. In order to exchange your Initial 2020 Notes and/or your Initial 2039 Notes, you must properly tender them and we must accept your tender. We will exchange all outstanding Initial 2020 Notes and Initial 2039 Notes that are validly tendered and not validly withdrawn.

Exchange Offer:	We will exchange your Initial 2020 Notes for a like aggregate principal amount of our New 2020 Notes.

We will exchange your Initial 2039 Notes for a like aggregate principal amount of our New 2039 Notes.

Resale of New Notes:

We believe you may offer the New Notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the United States Securities Act of 1933, as amended (“Securities Act”) if:

•	You are acquiring the New Notes in the ordinary course of your business;

•	You are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you; and

•	You are not an affiliate, under Rule 405 of the Securities Act, of ours.

You should read the discussion under the heading “Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

Registration Rights Agreement:	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the Initial Notes. See “Exchange Offer.”

Consequences of Failure to Exchange Initial Notes:	You will continue to hold Initial Notes that remain subject to their existing transfer restrictions if:

•	You do not tender your Initial Notes; or

•	You tender your Initial Notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the Initial Notes after we consummate the exchange offer. See “Exchange Offer – Terms of the Exchange Offer – Consequences of Failure to Exchange” and “Acceptance of Initial Notes for Exchange; Delivery of New Notes.”

Expiration Date:

The “expiration date” for the exchange offer is midnight, New York City time, on December 22, 2009, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes:

The New 2020 Notes will accrue interest at a rate of 4.950% per annum from and including the last interest payment date on which interest has been paid on the Initial 2020 Notes or, if no interest has been paid on the Initial 2020 Notes, from the issue date of the Initial 2020 Notes. No additional interest will be paid on Initial 2020 Notes tendered and accepted for exchange.

The New 2039 Notes will accrue interest at a rate of 5.950% per annum from and including the last interest payment date on which interest has been paid on the Initial 2039 Notes or, if no interest has been paid on the Initial 2039 Notes, from the issue date of the Initial 2039 Notes. No additional interest will be paid on Initial 2039 Notes tendered and accepted for exchange.

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See “Exchange Offer – Terms of the Exchange Offer – Conditions.”

Procedures for Tendering Initial Notes:

If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “Exchange Offer – Terms of the Exchange Offer – Procedures for Tendering,” “– Book Entry Transfer,” “– Exchanging Book-Entry Notes” and “- Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures:

If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in “Exchange Offer – Terms of the Exchange Offer – Guaranteed Delivery Procedures.”

Withdrawal Rights:

Tenders of Initial Notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to midnight, New York City time, on the expiration date.

Acceptance of Initial Notes and Delivery of New Notes:

Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to midnight, New York City time, on the expiration date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “Exchange Offer – Terms of the Exchange Offer.”

U.S. Federal Income Tax Considerations:	The exchange of the Initial Notes for the New Notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

Use of Proceeds:	We will not receive any proceeds from the exchange offer.

Exchange Agent:	The Bank of New York Mellon is serving as the exchange agent.

Summary of Terms of the New Notes:	The terms of the New Notes of each series are identical to the terms of the Initial Notes of such series except that the New Notes:

•	will be registered under the Securities Act, and therefore will not contain restrictions on transfer;

•	will not contain provisions relating to additional interest;

•	will bear a different CUSIP number from the Initial Notes of the respective series; and

•	will not entitle their holders to registration rights.

Issuer:	Barrick (PD) Australia Finance Pty Ltd (ACN 139 909 934)

Notes Offered:	$400,000,000 aggregate principal amount of 4.950% notes due 2020.

$850,000,000 aggregate principal amount of 5.950% notes due 2039.

Interest Rate:	The 2020 Notes will bear interest at the rate of 4.950% per annum.

The 2039 Notes will bear interest at the rate of 5.950% per annum.

Interest Payment Dates:	Payable semi-annually in arrears on January 15 and July 15 of each year for the 2020 Notes, commencing January 15, 2010.

Payable semi-annually in arrears on April 15 and October 15 of each year for the 2039 Notes, commencing April 15, 2010.

Maturity Date:	The 2020 Notes will mature on January 15, 2020.

The 2039 Notes will mature on October 15, 2039.

Ranking:	The Notes will be unsecured, unsubordinated obligations of BPDAF and will rank equally with BPDAF’s other unsecured, unsubordinated obligations.

Guarantees:

The Notes will be unconditionally and irrevocably guaranteed by Barrick, which guarantees will be unsecured, unsubordinated obligations of Barrick and will rank equally with Barrick’s other unsecured, unsubordinated obligations.

Optional and Tax Redemption:	BPDAF may redeem each series of the Notes, in whole or from time to time in part, on any date, at the prices described in this prospectus. See “Description of the Notes –Optional Redemption”.

Any series of the Notes may also be redeemed, in whole but not in part, under certain circumstances relating to changes in applicable tax laws as described under “Description of the Notes – Tax Redemption”.

Change of Control:

Upon the occurrence of both (i) a change of control of Barrick and (ii) a downgrade within a specified period of a series of the Notes below an investment grade rating by each of Moody’s Investors Service Inc. and Standard & Poor’s Ratings Services, BPDAF will be required to make an offer to purchase such series of Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but not including, the date of repurchase. See “Description of the Notes – Change of Control Repurchase Event”.

Additional Amounts:

All payments made by BPDAF with respect to any series of the Notes or Barrick with respect to the guarantees will be made without withholding or deduction for Australian or Canadian taxes, respectively, unless required to be withheld or deducted by applicable law or by the interpretation or administration thereof. Subject to the exceptions and limitations set forth in this prospectus, if BPDAF or Barrick is required to withhold or deduct for Australian or Canadian taxes with respect to a payment to the holders of any series of the Notes, BPDAF or Barrick will pay to any holder of such Notes that is a non-resident of Australia or Canada, as the case may be, such additional amounts as may be necessary so that the net payment received by each holder on the Notes after such withholding or deduction will not be less than the amount such holder would have received if such Australian or Canadian taxes had not been withheld or deducted. See “Description of the Notes – Payment of Additional Amounts”.

Form:

Each series of the Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See “Description of the Notes – Global Securities and Book-Entry System”.

Governing Law:	The Indenture (as defined below) and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Risk Factors:	Investing in the Notes involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

RISK FACTORS

In deciding whether to exchange the Initial Notes for New Notes, you should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in Barrick’s Annual Information Form, which is incorporated by reference herein. These risks and uncertainties are not the only ones facing Barrick and BPDAF. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any such risks actually occur, our business, financial condition and operating results could be materially harmed.

Bankruptcy, liquidation or reorganization of Barrick’s subsidiaries

Barrick conducts a substantial portion of its operations through subsidiaries. Barrick’s guarantees of the Notes will be obligations exclusively of Barrick. Barrick’s subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by Barrick under Barrick’s guarantees of the Notes. Accordingly, Barrick’s guarantees of the Notes will effectively be subordinated to all existing and future liabilities (including trade payables and indebtedness) of such subsidiaries (except to the extent that BPDAF is responsible for making payments on the Notes). In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, Barrick’s creditors (including the holders of Barrick’s guarantees of the Notes) will have no right to proceed against the assets of such subsidiaries (except to the extent that holders of Notes have a right to proceed against BPDAF). Creditors of such subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Barrick.

Credit ratings may change, adversely affecting the market value of the Notes and our cost of capital

There is no assurance that the credit ratings assigned to a particular series of Notes or Barrick will remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings assigned to a particular series of Notes will generally affect the market price of such Notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

Changes in interest rates may cause the value of the Notes to decline

Prevailing interest rates will affect the market price or value of the Notes. The market price or value of any particular series of Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

We may issue additional Notes

Under the terms of the indenture governing the Notes, we may, from time to time, without notice to, or the consent of, the holders of the Notes of a particular series, “reopen” such series and issue additional notes of that series, which notes will be equal in rank to the Notes of that series in all respects (or in all respects except for the issue price, the payment of interest accruing prior to the issue date of the new notes of such series and/or the first payment of interest following the issue date of the new notes of such series) so that the new notes of such series may be consolidated with and form a single series with, and have the same terms as to status, redemption or otherwise as, the Notes of such series offered under this prospectus.

We may be unable to purchase the Notes upon a change of control repurchase event

If we experience a change of control and a particular series of the Notes experiences a specified credit rating decline, we will be required to offer to purchase such Notes for cash at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the Indenture. See “Description of the Notes – Change of Control Repurchase Event”. A change of control may also require us to make an offer to purchase certain of our other indebtedness and give rise to the early termination of our primary bank credit facility. In the event of a change of control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the affected indebtedness and to repay the amounts owing under our primary bank credit facility.

There can be no assurance that a trading market for the Notes will develop or as to the liquidity of any trading market that might develop for the Notes.

There is no established trading market for the Notes and we do not intend to have the Notes listed on any securities exchange. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes or as to the liquidity of any trading market that may develop.

BARRICK

Overview

We are a leading international gold company. Barrick entered the gold mining industry in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. We have operating mines and projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. Our principal products and sources of earnings are gold and copper.

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, Barrick changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, Barrick changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. In connection with its acquisition of Placer Dome Inc., Barrick amalgamated with Placer Dome Inc. pursuant to articles of amalgamation dated May 9, 2006. On January 1, 2009, Barrick amalgamated with its wholly-owned subsidiary, Arizona Star Resource Corp. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. Barrick’s telephone number is (416) 861-9911.

BPDAF

BPDAF is an Australian proprietary limited company formed in October 2009 and is a wholly-owned indirect subsidiary of Barrick. BPDAF’s primary purpose is the financing of other subsidiaries or affiliates of Barrick. BPDAF does not plan to have other operations and BPDAF has no assets, operations, revenues or cash flows other than those which are related to the issuance, administration and repayment of debt securities guaranteed by Barrick. BPDAF does not intend to make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information. BPDAF’s principal executive office is located at Level 10 – 2 Mill Street, Perth, Western Australia, Australia 6000. BPDAF’s telephone number is (61-8) 9212-5777.

EXCHANGE OFFER

Terms of the Exchange Offer

General

In connection with the issuance of the Initial Notes, we entered into an exchange and registration rights agreement, dated October 16, 2009, with the initial purchasers of the Initial Notes. The following contains a summary of the provisions of the exchange and registration rights agreement. It does not contain all of the information that may be important to an investor in the Notes. We refer you to the exchange and registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the exchange and registration rights agreement, we agreed to file under the Securities Act on or prior to 90 days after the closing of the offering of the Initial Notes and use our commercially reasonable efforts to cause to become effective under the Securities Act on or prior to 270 days after the closing of the offering of the Initial Notes, the registration statement of which this prospectus is a part with respect to a registered offer to exchange the Initial Notes of each series for New Notes of the respective series. We will keep the exchange offer open for at least 20 business days (or longer if required by law) after the date notice of the exchange offer is mailed to holders of the Initial Notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all Initial Notes validly tendered and not withdrawn prior to midnight, New York City time, on the expiration date will be accepted for exchange. New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of the respective series accepted in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all holders as of the date of this prospectus. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “– Conditions.”

Initial Notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to The Bank of New York Mellon, the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such New Notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes.

We have not sought, and do not intend to seek, a no-action letter from the Commission with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

By tendering Initial Notes in exchange for New Notes and executing the letter of transmittal, each holder will represent to us that:

•	any New Notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the Initial Notes or New Notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If such holder is a broker-dealer, it will also be required to represent that the Initial Notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of Initial Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution.”

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the Initial Notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date shall be December 22, 2009 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of Initial Notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Such announcement will state that we are extending the exchange offer for a specified period of time.

We reserve the right:

•

to delay acceptance of any Initial Notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of Initial Notes not previously accepted if any of the conditions set forth under “– Conditions” shall have occurred and shall not have been waived prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Initial Notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Initial Notes of such amendment. In addition, if we amend or terminate the exchange offer, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The New 2020 Notes will accrue interest at the rate of 4.950% per annum from and including the last interest payment date on which interest was paid on the Initial 2020 Note surrendered in exchange therefor or, if no interest has been paid on such Initial 2020 Note, from the issue date of such Initial 2020 Note; provided, that if an Initial 2020 Note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the New 2020 Note received in exchange therefor will accrue from the date of such interest payment date. Interest on the New 2020 Notes is payable on January 15 and July 15, beginning on January 15, 2010. No additional interest will be paid on Initial 2020 Notes tendered and accepted for exchange.

The New 2039 Notes will accrue interest at the rate of 5.950% per annum from and including the last interest payment date on which interest was paid on the Initial 2039 Note surrendered in exchange therefor or, if no interest has been paid on such Initial 2039 Note, from the issue date of such Initial 2039 Note; provided, that if an Initial 2039 Note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the New 2039 Note received in exchange therefor will accrue from the date of such interest payment date. Interest on the New 2039 Notes is payable on April 15 and October 15, beginning on April 15, 2010. No additional interest will be paid on Initial 2039 Notes tendered and accepted for exchange.

Procedures for Tendering

To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail, or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to midnight, New York City time, on the expiration date. In addition, either:

•	certificates of such Initial Notes must be received by the exchange agent along with the applicable letter of transmittal;

•

a timely confirmation of a book-entry transfer of such Initial Notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of Initial Notes, letter of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Initial Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Initial Notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of Initial Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the Initial Notes tendered pursuant thereto are tendered (1) by a registered holder of Initial Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Initial Notes. We will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Initial Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Initial Note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the Notes are issued:

•	to purchase or make offers for any Initial Notes that remain outstanding subsequent to the expiration date or, as described under “– Conditions,” to terminate the exchange offer,

•	to redeem Initial Notes as a whole, or in part, at any time and from time to time, as described under “Description of the Notes – Redemption – Optional Redemption,” and

•	to the extent permitted under applicable law, to purchase Initial Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us, or an affiliate of ours, to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution.”

Acceptance of Initial Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all Initial Notes properly tendered will be accepted promptly after the expiration date and the New Notes will be issued promptly after acceptance of the Initial Notes. See “– Conditions.” For purposes of the exchange offer, Initial Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

For each Initial Note of any series accepted for exchange, the holder of such Initial Note will receive a New Note of the respective series having a principal amount equal to that of the surrendered Initial Note.

In all cases, issuance of New Notes for Initial Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such Initial Notes, or a timely book-entry confirmation of such Initial Notes, into the exchange agent’s account at the applicable book entry transfer facility,

•	a properly completed and duly executed letter of transmittal, and

•	all other required documents.

If any tendered Initial Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged Initial Notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent has established an account with respect to the Initial Notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of Initial Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender Initial Notes.

Any participant in the book-entry transfer facility may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the Initial Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of Initial Notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Initial Notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(1)	sets forth the name and address of the holder of Initial Notes and identifies the Initial Notes tendered, including the principal amount of such Initial Notes;

(2)	states that the tender is being made thereby; and

(3)

guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Initial Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered Initial Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of Initial Notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to midnight, New York City time, on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the Initial Notes to be withdrawn;

•	identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

•

in the case of Initial Notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the Initial Notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Initial Notes were tendered including any required signature guarantees, or be accompanied by documents of transfer to have the trustees with respect to the Initial Notes in the name of the person withdrawing the tender; and

•	specify the name in which such Initial Notes are registered, if different from the person who tendered such Initial Notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, which determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered Initial Notes, or credited to an account maintained with the book-entry transfer facility for the Initial Notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be re-tendered by following one of the procedures described under “– Procedures for Tendering” and “– Book-Entry Transfer” above at any time on or prior to midnight, New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Initial Notes and may terminate or amend the exchange offer if at any time prior to midnight, New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us, regardless of the circumstances giving rise to any such condition, or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

In addition, we will not accept for exchange any Initial Notes tendered, and no New Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest practicable date.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, or of the letter of transmittal, should be directed to the exchange agent as provided in the letter of transmittal.

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Initial Notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of Initial Notes pursuant to the exchange offer. If, however, New Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Initial Notes tendered, or if tendered Initial Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the Initial Notes under the Securities Act. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive in exchange Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes. We have agreed to bear all fees and expenses related to the exchange offer. No underwriter is being used in connection with the exchange offer.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Barrick’s unaudited ratio of earnings to fixed charges for the periods indicated below was as follows:

	2004	2005	2006	2007	2008	Nine-Months Period Ended September 30, 2009
Ratio of earnings to fixed charges	1x	4x	7x	7x	6x	(18	)x(1)

Notes:

(1)

Earnings for the nine-months period ended September 30, 2009 reflect a charge of $5.7 billion reflecting a change in accounting treatment following Barrick’s decision to eliminate all of its fixed priced (non-participating) gold contracts and a portion of its floating spot price (fully participating) gold contracts. For additional information, see Barrick’s Interim Management’s Discussion and Analysis.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents and the consolidated capitalization of Barrick as at September 30, 2009, the date of Barrick’s most recently filed financial statements. The table should be read in conjunction with the audited consolidated financial statements of Barrick as at and for the year ended December 31, 2008, including the notes thereto, the interim unaudited consolidated financial statements of Barrick for the three and nine months ended September 30, 2009, including the notes thereto, the management’s discussion and analysis of Barrick for the financial year ended December 31, 2008 and the management’s discussion and analysis of Barrick for the three and nine months ended September 30, 2009.

(In millions)	As at September 30, 2009
Cash and cash equivalents	$6,531

Gold Sales Contracts liability	$5,692

Long term debt(1)	$5,060

Equity
Capital stock (common shares authorized: unlimited; outstanding as at September 30, 2009: 982,956,358)	17,343
Retained earnings (deficit)	(2,400)
Accumulated other comprehensive loss	37

Total shareholders’ equity	14,980

Total capitalization(2)	$20,040

Notes:

(1)

Long-term debt excludes the current portion of long-term debt, asset retirement obligations, deferred income tax liabilities and other liabilities and includes capital leases. Refer to note 16b to Barrick’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and note 20b to Barrick’s comparative audited consolidated financial statements for the year ended December 31, 2008 for more information regarding Barrick’s long-term debt.

(2)	Total capitalization is long-term debt plus total shareholders’ equity.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth selected historical consolidated financial and operating information of Barrick prepared in accordance with U.S. GAAP (other than in the case of operating statistics). Such data should be read in conjunction with the audited consolidated financial statements of Barrick as at and for the year ended December 31, 2008, including the notes thereto, the interim unaudited consolidated financial statements of Barrick for the three and nine months ended September 30, 2009, including the notes thereto, the management’s discussion and analysis of Barrick for the financial year ended December 31, 2008 and the management’s discussion and analysis of Barrick for the three and nine months ended September 30, 2009, which are incorporated by reference in this prospectus.

	Nine Months Ended September 30		Year Ended December 31
	2009	2008	2008	2007	2006
	(in millions, except percentages and operating statistics)
	(unaudited)
Operating Results
Gold sales	$5,157	$4,885	$6,656	$5,027	$4,493
Copper sales	757	907	1,228	1,305	1,137
Cost of sales(2)	2,901	2,685	3,876	3,144	2,710
Amortization	810	767	990	1,004	735
Net income (loss)(1)	(4,487)	1,253	785	1,119	1,506
Net cash provided by operating activities	1,978	1,767	2,206	1,732	2,122

Financial Position
Cash and equivalents	$6,531	$1,746	$1,437	$2,207	$3,043
Total assets	30,277	24,360	24,161	21,951	21,510
Long-term debt(3)	5,060	4,382	4,350	3,153	3,244
Total shareholders’ equity	14,980	16,160	15,277	15,256	14,199
Long-term debt to total shareholders’ equity(3)(4)	33.8%	27.1%	28.5%	20.7%	22.8%
Long-term debt to total capitalization(3)(5)(6)	25.3%	21.3%	22.2%	17.1%	18.6%

Operating Statistics
(unaudited)
Gold production (thousands of ounces)(7)	5,525	5,545	7,657	8,060	8,643
Average realized gold price per ounce(9)	$940	$899	$872	$621	$545
Gold reserves: proven and probable (millions of ounces)(7)(8)	N/A	N/A	138,506	124,588	123,066
Copper production (millions of pounds)	295	260	370	402	367
Average realized copper price per pound(9)	$3.03	$3.56	$3.39	$3.22	$3.06
Copper reserves: proven and probable (millions of pounds)(8)	N/A	N/A	6,392	6,203	6,006

Notes:

(1)

Net income (loss) for the nine-months period ended September 30, 2009 reflects a charge of $5.7 billion reflecting a change in accounting treatment following Barrick’s decision to eliminate all of its fixed priced (non-participating) gold contracts and a portion of its floating spot price (fully participating) gold contracts. For additional information, see Barrick’s Interim Management’s Discussion and Analysis.

(2)

Exclusive of amortization. Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization from operating segments excluded from cost of sales was $722 million in the nine months ended September 30, 2009; $707 million in the nine months ended September 30, 2008; $971 million in 2008; $984 million in 2007; and $716 million in 2006.

(3)

Long-term debt excludes the current portion of long-term debt, asset retirement obligations, deferred income tax liabilities and other liabilities and includes capital leases. Refer to note 16b to Barrick’s unaudited comparative consolidated financial statements for the nine months ended September 30, 2009 and note 20b to Barrick’s audited comparative consolidated financial statements for the year ended December 31, 2008 for more information regarding Barrick’s long-term debt.

(4)	Equals long-term debt divided by shareholders’ equity.
(5)	Total capitalization is long-term debt plus shareholders’ equity.
(6)	Equals long-term debt divided by total capitalization.
(7)	Barrick’s share.
(8)

Mineral reserves and mineral resources have been calculated as at December 31, 2008 in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by Staff of the Commission, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at Cerro Casale is classified as mineralized material and approximately 600,000 ounces of mineralization for Pueblo Viejo (Barrick’s 60% interest) classified as reserves under NI 43-101 are classified as mineralized material. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent annual information form/Form 40-F on file with Canadian provincial securities regulatory authorities and the Commission.

(9)

Average realized gold price per ounce and average realized copper price per pound are non-GAAP measures. Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of sales to realized price per ounce / per pound is included in the table below. For further information on non-GAAP measures used by Barrick, please see our Interim Management’s Discussion and Analysis and Annual Management’s Discussion and Analysis, each incorporated by reference herein.

Reconciliation of Sales to Realized Price Per Ounce/Per Pound

	For the years ended December 31
	Gold			Copper
	2008	2007	2006	2008	2007	2006
	($ millions, except ounces/pounds sold and per ounce/pound data in dollars)
Sales	$6,656	$5,027	$4,493	$1,228	$1,305	$1,137
Sales attributable to non-controlling interests	(56)	(38)	52	—	—	—
Unrealized non-edge gold/copper derivative (gains) losses	2	(2)	7	(23)	(26)	13
Unrealized mark to market provisional price adjustments	(1)	(2)	1	38	10	—
Export duties	23	15	16	—	—	—

Sales – as adjusted	$6,624	$5,000	$4,569	$1,243	$1,289	$1,150
Ounces (000’s) /pounds sold (millions)	7,595	8,055	8,390	367	401	376

Realized gold/copper price per ounce/pound	$872	$621	$545	$3.39	$3.22	$3.06

	For the Nine Months Ended September 30
	Gold		Copper
	2009	2008	2009	2008
	($ millions, except ounces/pounds sold and per ounce/pound data in dollars)
Sales	$5,157	$4,885	$757	$907
Sales attributable to non-controlling interests	(20)	(49)	—	—
Unrealized non-edge gold/copper derivative (gains) losses	—	2	37	24
Unrealized mark to market provisional price adjustments	(2)	—	—	—
Export duties	16	20	—	—

Sales – as adjusted	$5,151	$4,858	$794	$931
Ounces (000’s) /pounds sold (millions)	5,480	5,404	262	262

Realized gold/copper price per ounce/pound	$940	$899	$3.03	$3.56

EARNINGS COVERAGE

This pro forma coverage information for the 12 months ended December 31, 2008 and the 12 months ended September 30, 2009 is included in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP. The coverages provided below are calculated to reflect the offering of New Notes under this prospectus in exchange for the Initial Notes as discussed under “Use of Proceeds”, and also include required adjustments for all issuances and repayments of long-term debt since December 31, 2008 and servicing costs incurred in relation thereto. Specifically, our pro forma earnings coverage calculations for the 12 months ended December 31, 2008 have been adjusted for the effect of this offering of New Notes in exchange for the Initial Notes, the issuance of $750 million of debt securities in March 2009, the repayment of certain debt and the retirement and cancellation of the Initial Notes, as if such offering, issuance and retirement and cancellation had occurred on the first day of the applicable period. Our pro forma earnings coverage calculations for the 12 months ended September 30, 2009 have been similarly adjusted.

Our pro forma interest requirements on our consolidated long-term debt would have been $365 million for the 12 months ended December 31, 2008 (including amounts capitalized during the period). Our earnings before interest expense and income taxes for the 12 months ended December 31, 2008 were $1,396 million, which is 3.8 times our pro forma interest requirements for this period.

Our pro forma interest requirements on our consolidated long-term debt would have been $430 million for the 12 months ended September 30, 2009 (including amounts capitalized during the period). Our earnings before interest expense and income taxes for the 12 months ended September 30, 2009 were a loss of $4,955 million which is negative 10.2 times our pro forma interest requirements for this period. Earnings for the 12 months ended September 30, 2009 reflect a charge of $5.7 billion reflecting a change in accounting treatment following Barrick’s decision to eliminate all of its fixed priced (non-participating) gold contracts and a portion of its floating spot price (fully participating) gold contracts. For additional information, see Barrick’s Interim Management’s Discussion and Analysis.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Notes and the Indenture (as defined below), including the definition of certain terms contained therein. In this section, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries and the term “BPDAF” refers only to Barrick (PD) Australia Finance Pty Ltd without any of its subsidiaries. In addition, in this section only, each of the terms “we”, “us”, or “our” refers only to Barrick in the case of the Guarantees (as defined below), and only to BPDAF in the case of the Notes, and the term “issuer” refers only to BPDAF or Barrick in the case of the Notes or related Guarantees issued by BPDAF or Barrick, respectively.

The Initial 2020 Notes and the Initial 2039 Notes were each a separate series of debt securities issued, and the New 2020 Notes and the New 2039 Notes will each be a separate series of debt securities to be issued, under an indenture (the “Indenture”) among BPDAF, Barrick and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “Trustee”), dated as of October 16, 2009.

The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. The Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

The Initial 2020 Notes were initially issued in an aggregate principal amount of $400,000,000. The 2020 Notes are unsecured, unsubordinated obligations of BPDAF and will mature on January 15, 2020. The Initial 2039 Notes were initially issued in an aggregate principal amount of $850,000,000. The 2039 Notes are unsecured, unsubordinated obligations of BPDAF and will mature on October 15, 2039. The Notes will be unconditionally and irrevocably guaranteed by Barrick, which guarantees will be unsecured, unsubordinated obligations of Barrick. The Initial 2020 Notes and New 2020 Notes will bear interest at the rate of 4.950% per annum from and including October 16, 2009 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2010, to the persons in whose names the Initial 2020 Notes and the New 2020 Notes are registered at the close of business on the preceding January 1 or July 1, as the case may be. The Initial 2039 Notes and the New 2039 Notes will bear interest at the rate of 5.950% per annum from and including October 16, 2009 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2010, to the persons in whose names the Initial 2039 Notes and the New 2039 Notes are registered at the close of business on the preceding April 1 or October 1, as the case may be.

Payment of the principal of, premium, if any, and interest on, the Notes will be made in United States dollars. The Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary”), and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. The Depositary is the financial institution that acts as the sole direct holder of the Global Securities (as defined below). Any person wishing to own Notes issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of BPDAF, maintained for such purpose in the Borough of Manhattan, The City of New York, which initially shall be the office of the Trustee, 101 Barclay Street, 4E, New York, New York 10286.

The Notes will not be entitled to the benefit of a sinking fund and will not be subject to repurchase by BPDAF at the option of the holders thereof prior to maturity except as described below under “– Change of Control Repurchase Event”.

The Notes will be issued in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. As described below under “– Global Securities and Book-Entry System”, the Notes will be issued in book-entry form and will be evidenced by one or more global securities with respect to each series of the Notes. Subject to the terms of the Indenture, no service charge will be made for any registration of transfer or exchange or redemption of Notes, except for certain taxes or other governmental charges that may be imposed with any registration of transfer or exchange. We have appointed the Trustee as security registrar.

Each of BPDAF and Barrick may issue debt securities and incur additional indebtedness other than through the offering of debt securities under the Indenture.

The term “Securities” as used under this caption refers to all securities (other than Guarantees) issued under the Indenture, including the Notes, and the term “Guarantees” as used under this caption refers to the guarantees issued by Barrick of such Securities, including the guarantees of the Notes. The Guarantees of the Notes will guarantee the payment of the principal of, premium, if any, and interest on the Notes and any Additional Amounts payable with respect to such Notes when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Reopening of the Notes

BPDAF may, from time to time, without notice to, or the consent of, the holders of the Notes of any series, create and issue additional notes under the Indenture equal in rank to the Notes of such series in all respects (or in all respects except for the issue price, the payment of interest accruing prior to the issue date of the new notes of such series and/or the first payment of interest following the issue date of the new notes of such series) so that the new notes of such series may be consolidated with and form a single series with, and have the same terms as to status, redemption and otherwise as, the Notes of such series.

Optional Redemption

BPDAF may redeem the Notes of any series issued by it, in whole or from time to time in part, on any date (each, a “redemption date”) at a redemption price equal to the greater of

(1)	100% of the principal amount of the Notes of the series to be redeemed; and

(2)

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of the series to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 30 basis points, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the Notes of the series being redeemed to, but not including, such redemption date. Notwithstanding the foregoing, installments of interest on Notes of the series being redeemed that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

In connection with such optional redemption, the following defined terms apply:

“Comparable Treasury Issue” means, with respect to any redemption date for the Notes of any series, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of the series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes of any series, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (b) if BPDAF obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such redemption date, the average of all such quotations or (c) if BPDAF obtains only one such Reference Treasury Dealer Quotation for such redemption date, that Reference Treasury Dealer Quotation.

“Final Maturity Date” means January 15, 2020 in respect of the 2020 Notes and October 15, 2039 in respect of the 2039 Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes of any series, the Reference Treasury Dealer appointed by BPDAF.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes of any series, (a) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC and their respective successors or, in each case, one of their respective affiliates which is a Primary Treasury Dealer (as defined below); provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), BPDAF shall substitute therefor another Primary Treasury Dealer; and (b) one other Primary Treasury Dealer selected by BPDAF.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes of any series, the average, as determined by BPDAF, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to BPDAF by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date for the Notes of any series,

(1)

the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the Notes of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or

(2)

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” above, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at such holder’s registered address. If less than all the Notes of a series are to be redeemed at the option of BPDAF, the Trustee will select, by lot or in such manner as it deems fair and appropriate, the Notes of such series (or portions thereof) to be redeemed.

Unless BPDAF defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption on such redemption date.

BPDAF will have the right to purchase Notes of any series in the market, by private contract or by tender at any time at any price.

Change of Control Repurchase Event

If a change of control repurchase event occurs in respect of a particular series of Notes, unless BPDAF has exercised its right to redeem such series of Notes as described above under “– Optional Redemption” or below under “– Tax Redemption”, BPDAF will be required to make an offer to each holder of such Notes to repurchase all or any part (in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at BPDAF’s option, prior to any change of control, but after the public announcement of the proposed change of control, BPDAF will mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. Holders of Notes electing to have their Notes purchased pursuant to a change of control repurchase event offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the repurchase payment date. BPDAF will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a change of control repurchase event. To the extent that the provisions of any applicable securities or corporate laws or regulations conflict with the change of control repurchase event provisions of the Notes, BPDAF will comply with the applicable securities or corporate laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the Notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, BPDAF will, to the extent lawful:

(1)	accept for payment all Notes or portions of the Notes properly tendered pursuant to BPDAF’s offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the Notes or portions of the Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by BPDAF.

The paying agent will promptly mail to each holder of Notes properly tendered the purchase price for the Notes (or make payment through the Depositary), and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

BPDAF will not be required to make an offer to repurchase the Notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BPDAF and such third party purchases all Notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Barrick and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to Barrick or one of its subsidiaries;

(2)

the consummation of any transaction (including, without limitation, any merger, amalgamation, plan of arrangement or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a subsidiary of Barrick) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of Barrick’s voting stock or other voting stock into which Barrick’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares;

(3)

Barrick consolidates with, or merges or amalgamates with or into, or enters into a plan of arrangement with, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, Barrick, in any such event pursuant to a transaction in which any of the outstanding voting stock of Barrick or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of Barrick outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of the board of directors of Barrick cease to be continuing directors; or

(5)	the adoption of a plan relating to the liquidation or dissolution of Barrick.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) Barrick becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Barrick’s voting stock immediately prior to that transaction or (B) immediately following that transaction, no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of Barrick’s and its subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require BPDAF to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of Barrick’s and its subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“change of control repurchase event” means the applicable series of Notes ceases to be rated investment grade by each of the rating agencies on any date during the 60-day period (which period shall be extended so long as the rating of the applicable series of Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) (the “trigger period”) after the earlier of (1) the occurrence of a change of control; and (2) public notice of the intention by Barrick to effect a change of control. Notwithstanding the foregoing, a change of control repurchase event will be deemed not to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.

“continuing director” means, as of any date of determination, any member of the board of directors of Barrick who:

(1)	was a member of such board of directors on the date of the closing of this offering; or

(2)

was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of Barrick’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by Barrick as a replacement rating agency or replacement ratings agencies.

“Moody’s” means Moody’s Investors Service Inc., a subsidiary of Moody’s Corporation, and its successors.

“rating agency” means each of Moody’s and S&P; provided, that if either Moody’s or S&P ceases to rate the applicable series of Notes or fails to make a rating of the applicable series of Notes publicly available for reasons outside of Barrick’s control, Barrick may select (as certified by a resolution of Barrick’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Barrick and, thus, the removal of incumbent management. Subject to the limitations discussed below, Barrick could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Barrick’s capital structure or credit ratings on the Notes. Restrictions on Barrick’s ability to incur liens are contained in the covenants as described under “– Certain Covenants – Limitation on Liens”.

BPDAF and/or Barrick may not have sufficient funds to repurchase all the Notes upon a change of control repurchase event.

Certain Covenants

Limitation on Liens

Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

•

all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•

any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

•

any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•

any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

Neither BPDAF nor Barrick may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•

in a transaction in which BPDAF or Barrick does not survive or continue in existence or in which BPDAF or Barrick transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of Canada or any province or territory of Canada or the United States, any state thereof or the District of Columbia or under the laws of Australia or any state or territory of Australia or, if such transaction would not impair (as determined by the Board of Directors of Barrick by resolution) the rights of the holders of the Notes or the related Guarantees, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia or under the laws of Australia or any state or territory of Australia, the successor entity assumes by a supplemental indenture the obligations of BPDAF or Barrick, as the case may be, under the Notes, the related Guarantees and the Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada or Australia, as applicable, in each place that Canada or Australia appears in “– Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada or to the states and territories of Australia appearing in “– Payment of Additional Amounts”;

•

the surviving entity shall expressly assume by a supplemental indenture the obligations of BPDAF in respect of the Notes, and in the case of Barrick, the related Guarantees and the performance and observance of every covenant of the Indenture to be performed or observed by BPDAF or Barrick, as the case may be;

•

immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

•

if, as a result of any such transaction, any Principal Assets would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “– Limitation on Liens” above without equally securing the Securities, Barrick, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

Certain Definitions Applicable to Covenants

“Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick filed with or furnished to the Commission by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with the Commission, as set forth on the most recent consolidated financial statements provided to the Trustee) less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries filed with or furnished to the Commission by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with filed with or furnished to the Commission, as set forth on the most recent consolidated financial statements provided to the Trustee) (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; which, on the date of this prospectus, were U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in Barrick’s consolidated financial statements) relating to hedging and other financial risk management activities of Barrick or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

“Financial Instrument Obligations” means obligations arising under:

•

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•

commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

“Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.

“Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens securing the Securities;

•

Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

•

any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

•

Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•

any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•

any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•

any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

•

any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

“Person” means an individual, partnership, corporation, business trust, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

“Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

“Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Barrick has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

“Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

“Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

All payments made by or on behalf of BPDAF or Barrick under or with respect to the Notes or the related Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (i) in the case of payments by or on behalf of BPDAF, imposed or levied by or on behalf of the Government of Australia or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Australian Taxes”) and (ii) in the case of payments by or on behalf of Barrick, imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless BPDAF or Barrick, as the case may be, is required to withhold or deduct Australian Taxes or Canadian Taxes by law or by the interpretation or administration thereof. If BPDAF or Barrick is so required to withhold or deduct any amount for or on account of Australian Taxes or Canadian Taxes from any payment made under or with respect to the Notes or the related Guarantees which is imposed by or on behalf of the Government of Australia or the Government of Canada on any interest paid under the Notes, BPDAF or Barrick, as the case may be, will pay to each holder of such Notes such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Australian Taxes or Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Australian Taxes or Canadian Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a holder of Notes (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which BPDAF or Barrick, as the case may be, does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•

which is subject to such Australian Taxes or Canadian Taxes by reason of the holder of Notes being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Australia or any state thereof or with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Australian Taxes or Canadian Taxes by reason of the holder of Notes’ failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Australian Taxes or Canadian Taxes (provided that BPDAF or Barrick advises the Trustee and the holders of the Notes then outstanding of any change in such requirements);

•

which is a fiduciary or partnership or Person other than the sole beneficial owner of such payment to the extent that the Australian Taxes or Canadian Taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes; or

•	where the Australian Taxes are imposed because a holder of Notes has not supplied an appropriate tax file number, Australian Business Number or other number or exemption details.

BPDAF or Barrick, as the case may be, will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

BPDAF or Barrick, as the case may be, will furnish to the holders of the Notes, within 60 days after the date the payment of any Australian Taxes or Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person, or if no tax receipt is issued by the relevant taxing authority, other documents informing the holders of the Notes that such payment has been made.

BPDAF or Barrick, as the case may be, will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) from and against, and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by BPDAF or Barrick with respect thereto) of:

•	any Australian Taxes or Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes or the related Guarantees;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•

any Australian Taxes or Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Australian Taxes or Canadian Taxes on such holder’s net income.

In any event, no Additional Amounts or indemnity amounts will be payable on account of any Australian Taxes under the provisions described above in respect of any Note in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States and a qualifying person and/or financial institution for purposes of The Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (1982), as amended, including any protocols thereto. In addition, no Additional Amounts or indemnity amounts will be payable on account of any Canadian Taxes under the provisions described above in respect of any Note in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States and a qualifying person and/or a financial institution for purposes of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding two sentences, the Additional Amounts or indemnity amounts received by certain holders of Notes will be less than the amount of Australian Taxes or Canadian Taxes withheld or deducted or the amount of Australian Taxes (and related amounts) or Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Australian Taxes or Canadian Taxes or had such Australian Taxes (and related amounts) or Canadian Taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

BPDAF may redeem the Notes of any series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption (provided that installments of interest on such Notes that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture), upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Australia or Canada (or the jurisdiction of organization of the successor to BPDAF or of Barrick) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after October 13, 2009, and which in a written opinion to BPDAF or

Barrick of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in BPDAF or Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note of such series or the related Guarantee as described under “– Payment of Additional Amounts”; or

•

on or after October 13, 2009, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Australia or Canada (or the jurisdiction of organization of the successor to BPDAF or of Barrick) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to BPDAF or Barrick, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to BPDAF or Barrick, of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in BPDAF or Barrick, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note of such series or the related Guarantee;

and, in any such case, BPDAF or Barrick (or its successor) in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event that BPDAF or Barrick elects to redeem the Notes of any series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such Notes pursuant to their terms.

Notice of intention to redeem such Notes will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

The term “Event of Default” with respect to Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

(b)	default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d)

default in the performance, or breach, of any other covenant or agreement of BPDAF or Barrick in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to BPDAF and Barrick by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e)

failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of BPDAF or Barrick having an aggregate principal amount outstanding in excess of the greater of (i) $150,000,000 and (ii) 5% of Consolidated Net Tangible Assets;

(f)	certain events of bankruptcy, insolvency or reorganization; or

(g)	any other Events of Default provided with respect to the Securities of that series.

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series (or of all series, as the case may be), by written notice to BPDAF and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•

the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

Each of BPDAF and Barrick will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Notes of a particular series. If BPDAF or Barrick deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Notes of a particular series, then at its option:

•

each of BPDAF and Barrick will each be discharged from its obligations with respect to the Notes of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the Notes of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Notes and replacement of lost, stolen or mutilated Notes and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•

BPDAF and Barrick will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to them.

To exercise defeasance BPDAF or Barrick also must deliver to the Trustee:

•

an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Notes of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Notes of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•

an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Notes of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•

an opinion of Australian counsel or a tax ruling from the Australian Taxation Office to the effect that the deposit and related defeasance would not cause the holders of the Notes to recognize income or a gain or loss for Australian tax purposes and that holders of the Notes will be subject to Australian income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Notes of the applicable series can have occurred, Barrick cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada) and BPDAF cannot be an “insolvent person” under the relevant legislation applicable to it. In order for U.S. counsel to deliver the opinion that would allow each of BPDAF and Barrick to be discharged from all of its obligations under the Notes of any series, BPDAF or Barrick must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Notes of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment; provided, however, that we must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•

reduce the percentage in principal amount of outstanding Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

Under the Indenture, each of BPDAF and Barrick has irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the Notes and the related Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and has submitted to such non-exclusive jurisdiction.

Governing Law

The Indenture, the Notes and the related Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since many of Barrick’s assets are outside the United States, any judgment obtained in the United States against Barrick, including judgments with respect to payments under the Guarantees, may not be collectible within the United States.

Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario) based upon a final and conclusive in personam judgment of a U.S. federal or New York state court located in the State of New York (“New York Court”) for a sum certain obtained against Barrick with respect to a claim pursuant to the Indenture or the Guarantees without reconsideration of the merits, if:

•

the New York Court rendering such judgment had jurisdiction over Barrick, as recognized by the courts of the Province of Ontario for purposes of enforcement of foreign judgments (and submission by Barrick in the Indenture to the non-exclusive jurisdiction of the New York Court will be sufficient for the purpose);

•

such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim based on any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or other public laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law; and

•	an action to enforce the judgment is commenced in the Ontario Court within any applicable limitation period;

provided that:

•

such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgment;

•	an action in Ontario on such judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

•	no new admissible evidence relevant to the action is discovered prior to the rendering of the judgment by an Ontario court.

Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick, or against any of their respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Barrick has been informed by its Australian counsel, Clayton Utz, that there is no statutory recognition under laws of New South Wales or the Australian Capital Territory or under the federal laws of the Commonwealth of Australia (the “Australian Jurisdiction”) of a judgment obtained in the courts of the State of New York. No regulations have been made under the Foreign Judgments Act 1991 (Cth) (the “Foreign Judgments Act”) to extend that Act’s recognition and enforcement of civil money judgments of courts of the United States of America.

Any final, conclusive and unsatisfied judgment in personam (that is, that imposes a personal obligation on the defendant) of a New York Court which has jurisdiction as determined under the rules of private international law of the applicable Australian Jurisdiction, where that judgment is for a definite sum of money (not being a sum in respect of taxes or in respect of a fine or other penalty), is enforceable by the judgment creditor against the judgment debtor by action in any of the courts of New South Wales, the Australian Capital Territory or the Commonwealth of Australia (the “Australian Courts”) without a re-examination of the merits of the issues determined by the proceedings in the New York Court unless:

(i)	the proceedings in the New York Court involved a denial of the principles of natural justice recognized by the Australian Courts;

(ii)	the judgment is contrary to the public policy of an Australian Jurisdiction;

(iii)	the judgment was obtained by fraud (particularly where that allegation of fraud was not and could not have been raised before the New York Court);

(iv)	there has been a prior judgment in another court between the same parties concerning the same issues as are dealt with in the foreign judgment; or

(v)	a declaration or order under the Foreign Proceedings (Excess of Jurisdiction) Act 1984 (Cth) made by the Australian Attorney General applies to the judgment.

A decision of a New York Court will be final and conclusive even if it is subject to appeal to a higher court, though in those circumstances the Australian Courts will have discretion to stay the proceedings for enforcement.

To enable enforcement in the Australian Courts of a judgment of any New York Court obtained in a currency other than Australian dollars, the amount of that judgment may have to be converted into Australian dollars on the basis of the rate of exchange prevailing at the date of judgment.

Entire Agreement

The Indenture and the Notes will constitute the entire agreement between us, the Trustee and holders of Notes pertaining to the Notes. No implied covenant, agreement, representation or warranty will be read into the Indenture against us, including any covenant, agreement, representation or warranty pertaining to the protection of the reasonable expectations of holders of Notes. For purposes of any rights or remedies under the Business Corporations Act (Ontario) that holders of Notes or the Trustee may assert or employ, any of our acts or omissions that does not constitute a default in the performance, or breach, of our covenants and agreements in the Indenture will be deemed conclusively to be fair and reasonable insofar as the interests of holders of Notes are concerned and in accordance with the reasonable expectations of holders of Notes pertaining to the Notes. For greater certainty, representations, warranties and statements made by us or on our behalf (whether orally or in writing and whether in connection with the issue of the Notes or thereafter) will not give rise to, or form the basis of, any reasonable expectations of holders of Notes pertaining to the Notes for purposes of any rights or remedies under the Business Corporations Act (Ontario) that holders of Notes or the Trustee may assert or employ. Neither the Indenture nor the Notes may be supplemented, amended or modified, directly or indirectly, except by one or more supplemental indentures entered into pursuant to the applicable provisions of the Indenture.

The above provisions are intended to preclude holders of Notes from making assertions that we have obligations to them which extend beyond our covenants and agreements in the Indenture, or that an act or omission on our part which does not constitute a default in the performance, or breach, of our covenants and agreements in the Indenture, is nevertheless inconsistent with their reasonable expectations or otherwise unfair or unreasonable insofar as holders’ interests are concerned.

The Trustee

The Trustee under the Indenture is The Bank of New York Mellon (formerly The Bank of New York). Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Global Securities and Book-Entry System

The New Notes will be represented by one or more certificates in registered global form without interest coupons (the “Global Securities”) and will be deposited with the Trustee as custodian for the Depositary and registered in the name of the Depositary or its nominee.

Except as described below under “– Special Situations When a Global Security Will be Terminated”, owners of beneficial interests in the Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

The Depositary

The Depositary has advised BPDAF and Barrick as follows:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds and provides asset servicing for securities that the Depositary’s participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, respectively, also are subsidiaries of DTCC), as well as by the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. access to the Depositary’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s Rules applicable to its participants are on file with the Commission.

Purchases of Notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary’s records. The ownership interest of each actual purchaser of Notes represented by the Global Securities (a “Beneficial Owner”), is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive Notes in definitive form representing their ownership interests therein, except in the limited circumstances described under “– Special Situations When a Global Security Will be Terminated”.

To facilitate subsequent transfers, the Global Securities deposited with the Depositary will be registered in the name of the Depositary’s partnership nominee, Cede & Co. The deposit of the Global Securities with the Depositary and their registration in the name of Cede & Co. does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes. The Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the Notes of a particular series are being redeemed, the Depositary’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes of the series to be redeemed.

Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Notes of any series unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy (an “Omnibus Proxy”) to BPDAF as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes of the applicable series are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and will be the responsibility of such participants and not of the Depositary, the Trustee, BPDAF or Barrick, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is the responsibility of BPDAF, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. None of BPDAF, Barrick or the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof.

The information in this section concerning the Depositary and the Depositary’s system has been obtained from sources that BPDAF and Barrick believe to be reliable, but is subject to any changes to the arrangements between BPDAF and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to persons who are registered as holders of Notes. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Notes are issued in the form of Global Securities:

•	the investor cannot have Notes registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Notes;

•	the investor must look to his or her own bank or brokerage firm for payments on the Notes and protection of his or her legal rights relating to the Notes;

•	the investor may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to hold the physical certificates of Notes that they own;

•

the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When a Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Notes. After that exchange, an investor may choose whether to hold Notes directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Notes transferred into their own names, so that they will be direct holders.

The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if we decide to terminate a Global Security.

When a Global Security terminates, the Depositary (and not BPDAF, Barrick or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

ANY DISCUSSION OF TAX ISSUES SET FORTH IN THIS OFFERING CIRCULAR WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THE OFFERING CIRCULAR. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary discusses certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership, and disposition of the Notes. This summary deals only with Notes held as capital assets (generally, assets held for investment) and is applicable only to initial purchasers of the Notes who purchase the Notes in this offering at their respective issue prices. The following discussion does not deal with the U.S. federal income tax consequences to any particular investor or to persons in special tax situations such as:

•	banks, insurance companies, trusts and financial institutions;

•	broker-dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market their Notes;

•	tax-exempt entities;

•	mutual funds;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons holding Notes as part of a straddle, hedging, conversion or integrated transaction.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein.

A U.S. Holder that is considering the purchase of Notes should consult its own tax advisors concerning the U.S. federal, state and local income tax and other U.S. federal tax consequences to it and any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is subject to U.S. federal income tax without regard to its source; or

•

a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Notes should consult its own tax advisors regarding the U.S. federal tax consequences relating to the purchase, ownership and disposition of the Notes.

The Exchange Offer

The exchange of the Initial Notes for the New Notes pursuant to the terms set forth in this prospectus will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a U.S. Holder will not recognize gain or loss upon receipt of the New Notes, and ownership of the Initial Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the New Notes, a U.S. Holder’s basis in the New Notes should be the same as such holder’s basis in the Initial Notes exchanged. A U.S. Holder’s holding period for the New Notes should include the holding period for the Initial Notes exchanged. The issue price and other U.S. federal income tax characteristics of the New Notes should be identical to the issue price and other U.S. federal income tax characteristics of the Initial Notes exchanged.

Additional Payments

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the Notes. The obligation to make these payments may implicate the provisions of the U.S. Treasury regulations relating to “contingent payment debt instruments”. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as subjecting the Notes to the contingent payment debt instrument rules. Our determination that this contingency is remote is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, the tax consequences to a U.S. Holder could differ from those discussed herein. The remainder of this disclosure assumes that the Notes will not be treated as contingent payment debt instruments.

Interest on the Notes

Interest on the Notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Interest on the Notes will constitute income from sources outside the United States and generally will be “passive category income” or, in certain circumstances, “general category income,” which are treated separately from other income for U.S. foreign tax credit purposes. Due to the complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the application of the U.S. foreign tax credit rules to their particular circumstances.

Sale, Exchange, Redemption or Other Disposition of the Notes

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a Note in an amount equal to the difference, if any, between the amount realized upon the sale, exchange, redemption or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as interest in the manner described above under “— Interest on the Notes”) and such U.S. Holder’s adjusted tax basis in the Note. Any gain or loss that a U.S. Holder recognizes on a disposition of a Note will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held such Note for more than one year. Long-term capital gain of U.S. Holders is currently eligible for reduced rates of taxation. Such gain or loss generally will be treated as income or loss from within the United States for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the Notes and the proceeds of the sale, exchange, redemption or other disposition of a Note, unless a U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will generally apply to such payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status on Form W-9 or a substitute document, and/or fails to otherwise comply with the backup withholding requirements, or if the IRS notifies a payor that the U.S. Holder has underreported interest or dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes who acquires New Notes under this prospectus and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, deals with BPDAF and Barrick at arm’s length, and does not use or hold and is not deemed to use or hold the Notes in a business carried on in Canada (a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an authorized foreign bank or an insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law or administrative practice whether by legislative, regulatory, governmental, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-resident Holder, and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Consequently, purchasers of Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes, having regard to such prospective purchaser’s own particular circumstances.

The New Notes will not differ materially in kind or extent from the Initial Notes for which they are exchanged and will evidence the same continuing indebtedness as the Initial Notes, and the exchange was contemplated in the terms of the Initial Notes. Accordingly, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus should not constitute a disposition and should not give rise to a capital gain or a capital loss for purposes of the Tax Act.

Under the Tax Act, interest, discount, principal and any premium paid or credited by BPDAF on the Notes, or by Barrick under the Guarantees, to a Non-resident Holder, and the proceeds received by a Non-resident Holder on disposition of Notes, including redemption, will be exempt from Canadian withholding tax. No other taxes on income (or gains) will be payable under the Tax Act by a Non-resident Holder on interest, discount, principal and any premium or on the proceeds received by a Non-resident Holder on the disposition of a Note including on redemption and payment on maturity.

AUSTRALIAN INCOME TAX CONSIDERATIONS

The following summary is general in nature only and is not intended to constitute a complete analysis of all potential Australian tax consequences relating to the acquisition, ownership and disposal of the Notes. It is a summary of the Australian interest withholding tax treatment at the date of this Offering Circular of payments of interest on the Notes to non-residents of Australia for tax purposes and certain other matters. It should not be treated as taxation advice. It is not exhaustive, and in particular, does not deal with the position of all classes of holders of Notes. Prospective holders of Notes who are in any doubt as to their tax positions should consult their professional advisers concerning the consequences of an investment in the Notes in their particular circumstances.

Australian withholding tax

The following summary of Australian interest withholding tax laws is relevant where the Notes qualify as “debt instruments” for Australian tax purposes, which provisions are expected to apply to all relevant securities.

Broadly, BPDAF as the issuer is required to deduct Australian interest withholding tax (at the rate of 10%) from payments of interest (as defined in the Income Tax Assessment Act 1936 of Australia (“Australian Tax Act”)) that is payable on the Notes to non-residents of Australia (other than non-residents deriving the interest in carrying on a business in Australia at or through a permanent establishment in Australia) or to residents of Australia in carrying on a business outside Australia at or through a permanent establishment outside Australia.

However, pursuant to section 128F of the Australian Tax Act, an exemption from Australian interest withholding tax is available in respect of interest paid to a non-resident of Australia for tax purposes under any Notes, if the following conditions are met:

(a)	BPDAF is a company and a resident of Australia when it issues the relevant Notes and when interest (as defined in section 128A(1AB)) is paid;

(b)

the relevant Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test. The first public offer test is satisfied if there are offers of the relevant Notes to 10 or more persons, each of whom is carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets and was not known, or suspected by BPDAF, to be an associate of each other;

(c)

BPDAF does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes or interests in the relevant Notes were being, or would later be, acquired, directly or indirectly, by an Offshore Associate of BPDAF (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the relevant Notes, or a clearing house, custodian, funds manager or responsible entity of a registered scheme); and

(d)

at the time of the payment of interest, BPDAF does not know, or have reasonable grounds to suspect, that the payee is an Offshore Associate of BPDAF (other than an Offshore Associate who receives the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme).

For these purposes, an Offshore Associate means an associate (as defined in section 128F(9) of the Australian Tax Act) of BPDAF, where the associate is either:

(e)	a non-resident of Australia that does not acquire Notes or an interest in Notes in carrying on a business in Australia at or through a permanent establishment of the associate in Australia; or

(f)	a resident of Australia that acquires Notes or an interest in Notes in carrying on a business in a country outside Australia at or through a permanent establishment of the associate in that country.

Under section 128F(9), “associate” is defined broadly to include entities that are “sufficiently influenced by”, or whose majority voting interests are held by, BPDAF (i.e. controlled entities of BPDAF), any entities that “sufficiently influence”, or hold the majority voting interests in, BPDAF (i.e. controlling or parent companies of BPDAF), and any trusts under which BPDAF, its controlled entities, or its controlling entities, may benefit.

Under present circumstances, this means that Offshore Associates of BPDAF may include not only the immediate parent company of BPDAF, being Barrick (PD) Australia Limited, but also its ultimate controlling parent company, being Barrick, any controlled entities of Barrick and any trusts under which Barrick (PD) Australia Limited and/or Barrick benefit. Any investor who believes that it may be affiliated with or related to any of the above-mentioned entities or who believes it may otherwise be an Offshore Associate of BPDAF, should make appropriate enquiries before investing in any Notes and should not acquire any Notes if it is an Offshore Associate, unless an exception applies.

BPDAF issued the Initial Notes in a manner that was intended to satisfy the requirements of section 128F of the Australian Tax Act. Any New Notes that may be issued in exchange for any Initial Notes upon the acceptance of an exchange offer pursuant to the terms set forth in this prospectus would be as contemplated in, and be in accordance with, the terms of the initial offer of the Initial Notes and the exchange and registration rights agreement dated 16 October 2009 as entered into with the initial purchasers of the Initial Notes. We will not receive any proceeds from the exchange offer. The issue of any New Notes would be issued as evidence of the same continuing indebtedness of BPDAF and would not constitute the creation of new indebtedness. Accordingly, the section 128F exemption from Australian interest withholding tax should continue to apply to the payment of any interest in respect of the Initial Notes and any New Notes which are exchanged for those Initial Notes.

The Australian government has also signed a number of new or amended double tax conventions (“New Treaties”) with certain countries including the United States of America, the United Kingdom, Norway, Finland, the Republic of France, Japan, the Republic of South Africa and New Zealand (“Specified Countries”). The New Treaties, once in force (see below), may apply to interest derived by a resident of a Specified Country in relation to a Note issued by BPDAF.

The New Treaties effectively prevent withholding tax applying to interest derived by:

(a)	the government of the relevant Specified Country and certain governmental authorities and agencies in the Specified Country; and

(b)	certain unrelated banks, and financial institutions which substantially derive their profits by carrying on a business of raising and providing finance, which are resident in the Specified Country,

by reducing the interest withholding tax rate to zero.

Under the New Treaties back-to-back loans and economically equivalent arrangements will not obtain the benefit of the reduction in interest withholding tax and the anti-avoidance provisions in the Australian Tax Act can apply. Additionally, under the New Treaty for the United States, interest determined by reference to the profits of BPDAF or one of its associated enterprises will not obtain the benefit of reduction in interest withholding tax.

Further, under the New Treaty for Japan, interest derived by the Japan Bank for International Cooperation or the Nippon Export and Investment Insurance will have a nil rate of withholding tax.

With the exception of the New Treaty for France and the New Treaty for New Zealand, all other New Treaties are currently in effect. The New Treaty for France will apply to interest paid on or after 1 January 2010. The New Treaty for New Zealand is yet to enter into force.

If a holder of a Note issued by BPDAF is an Australian resident or a non-resident that holds a Note at or through a permanent establishment in Australia, withholding for tax of 46.5% must be deducted, unless the holder of that Note supplies BPDAF with its Australian Business Number or Tax File Number or proof of an appropriate exemption to quote such numbers.

If BPDAF should at any time be compelled by law to deduct or withhold an amount in respect of any withholding taxes, BPDAF shall, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the holders of the relevant Notes after such deduction or withholding shall equal the respective amounts which would have been receivable had no such deduction or withholding been required.

Taxation of gains and other issues

BPDAF has been advised that under Australian laws as presently in effect:

(a)

assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to an issue of Notes, payment of principal and interest to a holder of such Notes, who is a non-resident of Australia, and who, during the taxable year, has not engaged in trade or business at or through a permanent establishment in Australia, will not be subject to the Australian income taxes;

(b)	a holder of the Notes, who is a non-resident of Australia will not be subject to Australian income tax on gains realised during that year on a sale or redemption of such Notes, provided:

(i)	such gains do not have an Australian source; or

(ii)

where the non-resident holder is located in a country with which Australia has concluded a double tax treaty, those Notes are not held, and the sale and disposal of those Notes do not occur, as part of a business carried on, at or through a permanent establishment in Australia.

A gain arising on the sale of such Notes by a non-resident holder to another non-Australian resident holder where such Notes are sold outside Australia and all negotiations are conducted, and documentation executed, outside Australia should not be regarded as having an Australian source;

In any event, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus should not constitute a disposition and should not give rise to a capital gain or loss for the purposes of the Australian Tax Act.

(c)

there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes (which portion is not covered by the exemption in section 128F of the Australian Tax Act) when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on trade or business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on trade or business at or through a permanent establishment in Australia;

(d)	no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(e)	no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue of any Notes or the transfer of any Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where the Initial Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, upon the earlier of the expiration of 180 days after the exchange offer or such time as such broker-dealers no longer own any Initial Notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer or such time as the broker-dealers no longer own any Initial Notes, whichever is shorter, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers against certain liabilities, including liabilities under the Securities Act.

EXPERTS

The annual audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of that firm as experts in auditing and accounting.

INTERESTS OF QUALIFIED PERSONS

Each of Ivan Mullany, Rick Allan, Rick Sims and Robert Krcmarov is a person who has prepared or supervised or reviewed the preparation of information upon which certain scientific and technical information relating to our mineral properties contained or incorporated by reference in this prospectus is based. Each of such persons is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick.

LEGAL MATTERS

Certain legal matters relating to United States law will be passed upon for BPDAF and Barrick by Shearman & Sterling LLP. Certain legal matters relating to Canadian law will be passed upon for BPDAF and Barrick by Davies Ward Phillips & Vineberg LLP. Certain legal matters relating to Australian law will be passed upon for BPDAF and Barrick by Clayton Utz.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the registration statement of which this prospectus is a part:

•	The documents listed as being incorporated by reference in this prospectus under the heading “Documents Incorporated by Reference”;

•	The purchase agreement relating to the Initial Notes;

•	The certificate of incorporation of BPDAF;

•	The bylaws of BPDAF;

•	The indenture relating to the Notes;

•	The exchange and registration rights agreement relating to the Initial Notes;

•	Opinions and consents of counsel;

•	Consent of accountants;

•	Powers of attorney (included on the signature pages of the registration statement);

•	The statements of eligibility of the trustee on Form T-1;

•	The form of letter of transmittal; and

•	The form of notice of guaranteed delivery.

SCHEDULE “A”

ANNUAL FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2008

Independent Auditors’ Report

To the Directors of

Barrick Gold Corporation

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2009

except for note 30 which is as of November 6, 2009

CONSOLIDATED STATEMENTS OF INCOME

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2008	2007	2006
Sales (notes 4 and 5)	$7,913	$6,332	$5,630

Costs and expenses
Cost of sales (notes 4 and 6)(1)	3,876	3,144	2,710
Amortization and accretion (notes 4 and 15)	1,033	1,054	774
Corporate administration	155	155	142
Exploration (notes 4 and 7)	216	179	171
Project development expense (note 7)	242	188	119
Other expense (note 8a)	295	205	212
Impairment charges (note 8b)	749	42	17

	6,566	4,967	4,145

Interest income	39	141	110
Interest expense (note 20b)	(21)	(113)	(126)
Other income (note 8c)	291	110	97
Write-down of investments (note 8b)	(205)	(23)	(6)

	104	115	75

Income from continuing operations before income taxes and other items	1,451	1,480	1,560
Income tax expense (note 9)	(590)	(341)	(348)
Non-controlling interests (note 2b)	(12)	14	1
Loss from equity investees (note 12)	(64)	(43)	(4)

Income from continuing operations	785	1,110	1,209
Income from discontinued operations (note 3)	—	9	297

Net income for the year	$785	$1,119	$1,506

Earnings per share data (note 10)
Income from continuing operations
Basic	$0.90	$1.28	$1.44
Diluted	$0.89	$1.27	$1.42
Net income
Basic	$0.90	$1.29	$1.79
Diluted	$0.89	$1.28	$1.77

(1)	Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Operating Activities
Net income	$785	$1,119	$1,506
Amortization and accretion (notes 4 and 15)	1,033	1,054	774
Impairment charges and write-down of investments (notes 8b and 12)	954	65	23
Increase in inventory	(373)	(252)	(193)
Gain on sale of assets (note 8c)	(187)	(2)	(9)
Income tax expense (notes 9 and 24)	590	341	348
Income taxes paid	(575)	(585)	(280)
Other items (note 11a)	(21)	(8)	(47)

Net cash provided by continuing operating activities	2,206	1,732	2,122

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,776)	(1,046)	(1,087)
Sales proceeds	185	100	8
Acquisitions (note 3)	(2,174)	(1,122)	(208)
Investments (note 12)
Purchases	(18)	(11)	(369)
Sales	76	625	46
Reclassification of asset-backed commercial paper	—	(66)	—
Long-term supply contract (note 12)	(35)	—	—
Other investing activities (note 11b)	(170)	(42)	17

Net cash used in continuing investing activities	(3,912)	(1,562)	(1,593)

Financing Activities
Capital stock
Proceeds on exercise of stock options	74	142	74
Long-term debt (note 20b)
Proceeds	2,723	408	2,189
Repayments	(1,603)	(1,128)	(1,581)
Dividends (note 25)	(349)	(261)	(191)
Settlement of derivative instruments acquired with Placer Dome	—	(197)	(1,840)
Funding from non-controlling interests	88	—	2

Net cash provided by (used in) continuing financing activities	933	(1,036)	(1,347)

Cash Flows of Discontinued Operations (note 3)
Operating activities	—	21	29
Investing activities	—	—	2,788
Financing activities	—	—	11

	—	21	2,828

Effect of exchange rate changes on cash and equivalents	3	9	(4)

Net increase (decrease) in cash and equivalents	(770)	(836)	2,006
Cash and equivalents at beginning of year (note 20a)	2,207	3,043	1,037

Cash and equivalents at end of year (note 20a)	$1,437	$2,207	$3,043

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Barrick Gold Corporation At December 31 (in millions of United States dollars)	2008	2007
Assets
Current assets
Cash and equivalents (note 20a)	$1,437	$2,207
Accounts receivable (note 14)	197	256
Inventories (note 13)	1,309	1,129
Other current assets (note 14)	1,169	707

	4,112	4,299
Non-current assets
Investments (note 12)	1,145	1,227
Property, plant and equipment (note 15)	11,547	8,585
Goodwill (note 17)	5,280	5,847
Intangible assets (note 16)	75	68
Deferred income tax assets (note 24)	869	722
Other assets (note 18)	1,133	1,203

Total assets	$24,161	$21,951

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$970	$808
Short-term debt (note 20b)	206	233
Other current liabilities (note 19)	668	255

	1,844	1,296
Non-current liabilities
Long-term debt (note 20b)	4,350	3,153
Asset retirement obligations (note 22)	973	892
Deferred income tax liabilities (note 24)	754	841
Other liabilities (note 23)	781	431

Total liabilities	8,702	6,613

Non-controlling interests	182	82

Shareholders’ equity
Capital stock (note 25)	13,372	13,273
Retained earnings	2,261	1,832
Accumulated other comprehensive income (loss) (note 26)	(356)	151

Total shareholders’ equity	15,277	15,256

Contingencies and commitments (notes 15 and 29)

Total liabilities and shareholders’ equity	$24,161	$21,951

Signed on behalf of the Board,

Aaron Regent, Director	Steven J. Shapiro, Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Common shares (number in millions)
At January 1	870	864	538
Issued on exercise of stock options (note 27a)	3	6	3
Issued on acquisition of Placer Dome (note 3f)	—	—	323

At December 31	873	870	864

Common shares
At January 1	$13,273	$13,106	$4,222
Issued on exercise of stock options (note 27a)	74	142	74
Issued on acquisition of Placer Dome (note 3f)	—	—	8,761
Options issued on acquisition of Placer Dome (note 3f)	—	—	22
Recognition of stock option expense (note 27a)	25	25	27

At December 31	13,372	13,273	13,106

Retained earnings (deficit)
At January 1	1,832	974	(341)
Net income	785	1,119	1,506
Dividends (note 25a)	(349)	(261)	(191)
Repurchase of preferred shares of a subsidiary	(7)	—	—

At December 31	2,261	1,832	974

Accumulated other comprehensive income (loss) (note 26)	(356)	151	119

Total shareholders’ equity at December 31	$15,277	$15,256	$14,199

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Net income	$785	$1,119	$1,506
Other comprehensive income (loss), net of tax (note 26)	(507)	32	150

Comprehensive income	$278	$1,151	$1,656

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.

1 ■ Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, a platinum group metals project located in Russia and oil and gas properties located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 ■ Significant Accounting Policies

a)	Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2008, we amended the income statement classification of accretion expense (note 2e). Accretion expense is classified within amortization and accretion. Prior to this date, accretion expense was classified as a component of cost of sales and other expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities that we have the ability to control either through voting rights or means other than voting rights. These entities include development projects and operating mines in which we hold a less than 100% ownership interest, which generally operate as joint ventures. For these joint ventures, our risk is limited to our investment in the entity. FIN 46(R) provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all of our incorporated joint ventures (“JVs”), including those in the development stage. We determine if we are the primary beneficiary based on whether we expect to participate in the majority of the entities’ future expected gains/losses, based on the funding requirements set out in their respective agreements. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we are not the primary beneficiary, we use the equity method of accounting (note 12).

For unincorporated JVs under which we hold an undivided interest in the assets and liabilities and receive our share of production from the joint venture, we include our pro rata share of the assets, liabilities, revenue and expenses in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all wholly-owned entities.

Consolidation Method at December 31, 2008

	Entity type at December 31, 2008	Economic Interest at December 31, 2008(1)	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Hemlo Property Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project(2)	VIE	60%	Consolidation
Donlin Creek Project	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	51%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
Reko Diq Project(4)	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Unincorporated JV	70%	Consolidation
Kabanga Project(5)	VIE	50%	Equity Method
Sedibelo Project(6)	VIE	10%	Consolidation
Russia
Fedorova Project(7)	VIE	50%	Consolidation

(1)	Unless otherwise noted, all of our joint ventures are funded by distributions made by their partners in proportion to their economic interest.
(2)

In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2008, we recorded project development expenses of $62 million (2007: $67 million) (note 7) and a non-controlling interest of $26 million (2007: $30 million) (note 2b). At December 31, 2008, the carrying value of our Pueblo Viejo project was $447 million (2007: $140 million) (note 15a).

(3)	We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95% (note 3d).
(4)	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
(5)

In accordance with an agreement with our partner, from 2006 until the third quarter of 2008, our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. During the third quarter of 2008, our partner completed the $145 million spending requirement, and we began funding 50% of the exploration and project expenditures (note 12).

(6)

In 2008, we completed a bankable feasibility study (“BFS”), for which we recorded project development expenses totaling $17 million (2007: $22 million). Based on the agreement with our partner, we are responsible for funding 100% of the project expenditures. On completion of the BFS, we earned a 10% interest in the project and have a right to obtain a further 55% interest upon a decision to mine. The first 40% can be purchased for 50% of the combined platinum, palladium, rhodium and gold production at $12 per ounce. The final 15% can be purchased for $90 million. If Barrick does not make a decision to mine by May 2009, our partner has the option to acquire our 10% interest at a price based on the BFS costs spent.

(7)

In accordance with an agreement with minority shareholders, we have an earn-in option for an additional 30% interest in the entity that owns the rights to the Fedorova project (for a total 80% interest). We are responsible for funding 100% of project expenditures until the BFS is finalized, and therefore a non-controlling interest has not been recorded through December 31, 2008. In 2008, we funded $24 million of project expenditures (2007: $18 million).

Entities Consolidated using the Pro Rata Method Income Statement and Cash Flow Information (100%)

For the years ended December 31	2008	2007	2006
Revenues	$2,031	$2,076	$1,776
Costs and expenses	(1,565)	(1,665)	(1,457)

Net income	$466	$411	$319

Operating activities(1)	$378	$147	$473
Investing activities(1)	$(159)	$(139)	$(284)
Financing activities(1), (2)	$(249)	$81	$(185)

Balance Sheet Information (100%)

At December 31	2008	2007
Assets
Inventories	$317	$430
Property, plant and equipment	1,609	2,620
Other assets(3)	316	462

	$2,242	$3,512

Liabilities
Current liabilities	$153	$216
Long-term obligations	244	267
Deferred income tax liabilities	64	47

	$461	$530

Non-controlling Interests – Income Statement

For the years ended December 31	2008	2007	2006
Pueblo Viejo project	$26	$30	$9
Tulawaka mine	(38)	(16)	(8)

	$(12)	$14	$1

(1)	Net cash inflow (outflow).
(2)	Includes cash flows between the joint ventures and joint venture partners.
(3)	The decrease in assets in 2008 reflects 100% ownership of Cortez.

c)	Foreign Currency Translation

The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

■	Property, plant and equipment, intangible assets and equity method investments using historical rates;

■	Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

■	Asset retirement obligations using historical rates;

■	Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

■	Other assets and liabilities using closing rates with translation gains and losses recorded in other income/ expense; and

■

Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations, (“Barrick Energy”) is the Canadian dollar. We translate balances related to Barrick Energy into US dollars as follows:

■	Assets and liabilities using closing exchange rates with translation gains and losses recorded in other comprehensive income; and

■	Income and expense using average exchange rates with translation gains and losses recorded in other comprehensive income.

d) Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; classification of mineralization as either reserves or non-reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; future costs of oil and other consumables; currency exchange rates; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; uncertain tax positions; and credit risk adjustments to discount rates. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

■	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

■	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

■	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances and amounts recorded for uncertain tax positions (note 24);

■	The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

■	The fair value of asset retirement obligations (note 22);

■	Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 29);

■	The amount of income tax expense (note 9);

■	Allocations of the purchase price in business combinations to assets and liabilities acquired, (notes 3 and 17);

■	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

■	Transfers of value beyond proven and probable reserves to amortized assets (note 15); and

■	Credit risk adjustments to the discount rates in determining the fair value at derivative instruments (notes 20 and 21).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

e)	Accounting Changes

Accounting Changes Implemented in 2008

FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)

In February 2007, the Financial Accounting Standards Board (“FASB”) issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity method investments and long-term debt.

FAS 157, Fair Value Measurements (FAS 157)

In 2008, we implemented FAS 157 for financial assets and financial liabilities that are measured at fair value on a recurring basis. The primary assets and liabilities that are recognized and disclosed at fair value in accordance with the provisions of FAS 157 are: available-for-sale securities; receivables from provisional copper and gold sales; derivate assets and derivative liabilities and held-to-maturity investments. The adoption of FAS 157 has resulted in expanded disclosures about our fair value measurements for financial assets and financial liabilities recognized in our financial statements. However, the adoption of FAS 157 did not have an impact on the measurement of fair value as our valuation methodology for these assets and liabilities is consistent with the fair value framework established by FAS 157. Refer to note 21 of the Consolidated Financial Statements for details of the adoption of FAS 157 and related disclosures.

We have not applied the provisions of FAS 157 to non financial assets and non-financial liabilities as permitted by the delay specified in FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, beginning in 2009 we will apply the requirements of FAS 157 to non-financial assets and non-financial liabilities that we periodically measure at fair value under US GAAP, which will principally include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination. The application of the provisions of FAS 157 is not expected to have a significant impact on our methodology for measuring the fair value of these assets and liabilities, but will result in expanded disclosures.

Changes in Financial Statement Presentation – Accretion Expense

In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense. Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion in our Consolidated Statements of Income.

FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (QSPEs). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The FSP also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, FSP FAS 140-4 and FIN 46(R)-8 require disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this FSP has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

Accounting Changes Implemented in 2007

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, no adjustment was required to the liability for unrecognized tax benefits.

Accounting Changes Implemented in 2006

FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements.

FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the provisions of FAS 158 in 2006. The adoption of FAS 158 did not significantly impact our financial statements.

f) Significant Accounting Developments

FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)

In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

FAS 141(R), Business Combinations (FAS 141(R))

In first quarter 2009, we will begin applying the provisions of FAS 141(R), which replaced FAS 141, for business combinations consummated after the effective date of December 15, 2008. Early adoption of FAS 141(R) was not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/ decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The presentation and disclosure provisions of FAS 160 will result in the reclassification of $182 million attributable to non-controlling interests to the Shareholders’ Equity section of the Balance Sheet for 2008.

g)	Other Notes to the Financial Statements

	Note	Page
Acquisitions and divestitures	3	92
Segment information	4	95
Revenue and gold sales contracts	5	97
Cost of sales	6	99
Exploration and project development expense	7	100
Other charges	8	101
Income tax expense	9	102
Earnings per share	10	103
Cash flow – other items	11	104
Investments	12	105
Inventories	13	108
Accounts receivable and other current assets	14	109
Property, plant and equipment	15	110
Intangible assets	16	113
Goodwill	17	114
Other assets	18	116
Other current liabilities	19	116
Financial instruments	20	116
Fair value measurements	21	126
Asset retirement obligations	22	128
Other non-current liabilities	23	129
Deferred income taxes	24	129
Capital stock	25	132
Other comprehensive income (loss)	26	132
Stock-based compensation	27	133
Post-retirement benefits	28	135
Litigation and claims	29	138

3 ■ Acquisitions and Divestitures

For the years ended December 31	2008	2007	2006
Cash paid on acquisition(1)
Cortez (additional 40% interest)	$1,695	$—	$—
Barrick Energy Inc.	460	—	—
Cerro Casale	40	730	—
Porgera (additional 20% interest)	—	264	—
Kainantu	5	135	—
Placer Dome	—	—	1,262
Other(2)	29	6	54

	$2,229	$1,135	$1,316
Less: cash acquired	(55)	(13)	(1,108)

	$2,174	$1,122	$208

Cash proceeds on sale(1)
Royalty disposition	$150	$—	$—
Celtic(2)	—	21	—
Paddington Mill(3)	—	30	—
Other(4), (5)	—	54	—

	$150	$105	$—

Cash proceeds on sale of discontinued operations
South Deep mine	$—	$21	$1,209
Operations sold to Goldcorp	—	—	1,619

	$—	$21	$2,828

(1)	All amounts represent gross cash paid or received on acquisition or divestiture.
(2)

In 2008, we acquired an additional 40% interest in the Storm property from Yamana Gold Inc. for $29 million, including $1 million cash acquired, consolidating a 100% ownership interest in Storm. In 2006, we acquired the Grace Property for cash of $60 million, including cash acquired of $6 million.

(3)	Included within investment sales in the Consolidated Statement of Cash Flow.
(4)	Included within Property, Plant and Equipment sales in the Consolidated Statement of Cash flow.
(5)	In 2007, we sold the Grace Property, originally acquired in 2006 for cash proceeds of $54 million. There was no after-tax gain or loss arising on closing.

a)	Acquisition of Barrick Energy Inc. (“Barrick Energy”)

In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for cash consideration of $377 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we rebranded Cadence as Barrick Energy. We have determined that this transaction represented a business combination with Barrick identified as the acquirer.

The tables below present the purchase cost and our preliminary allocation of the purchase price of the assets and liabilities acquired. The purchase price allocation will be finalized in 2009 upon completion of a full internal tax assessment. The revenues and expenses from Barrick Energy have been included in our Consolidated Statement of Income from September 4, 2008.

Purchase Cost

Purchase cost	$377
Less: cash acquired	(41)

$336

Preliminary Purchase Price Allocation

Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Building, plant and equipment	68
Goodwill	96

Total assets	467

Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22

Total liabilities	131

Net assets acquired	$336

In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enables us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We have determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.

b)	Acquisition of 40% Interest in Cortez

In 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.

The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The acquisition was effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards. The tables below represent the purchase cost and our final purchase price allocation for the additional 40% of Cortez.

Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)

$1,681

Summary Purchase Price Allocation

Inventories	$47
Other current assets	1
Property, plant and equipment
Building, plant and equipment	184
Capitalized reserve acquisition and development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	20
Non-current ore in stockpiles	17
Deferred income tax assets	11

Total assets	1,718

Current liabilities	23
Asset retirement obligations	14

Total liabilities	37

Net assets acquired	$1,681

c)	Acquisition of Cerro Casale

In 2007, we acquired 94% of the common shares of Arizona Star, with the remaining common shares pursuant to a statutory right of compulsory acquisition for $40 million in 2008. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and final purchase price allocation for the acquisition of 100% of the common shares of Arizona Star.

Purchase Cost

Purchase cost	$770
Less: cash acquired	(7)

$763

Summary Purchase Price Allocation

Other current assets	$1
Equity investment in Cerro Casale project	770

Total assets	771

Current liabilities	8

Net assets acquired	$763

d)	Porgera Mine Acquisition

In 2007, we completed the acquisition of an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $264 million. The acquisition has been accounted for as a business combination. Following this transaction our interest in the Porgera mine increased from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. The Government of Papua New Guinea and Porgera landowners’ option to purchase up to a 5% interest in the Porgera mine expired in 2008. We are negotiating a six month extension for this option.

Purchase Cost

Purchase cost	$264
Less: cash acquired	(5)

$259

Summary Purchase Price Allocation

Inventories	$17
Other current assets	2
Property, plant and equipment	145
Non-current ore in stockpiles	60
Deferred income tax assets	20
Goodwill	34

Total assets	278

Current liabilities	11
Asset retirement obligations	8

Total liabilities	19

Net assets acquired	$259

e)	Kainantu Acquisition

In 2007, we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for cash consideration of $135 million, which reflects the total purchase price, net of $7 million withheld pending certain permit renewals. In 2008, $4 million was paid in settlement of the permit renewals and $1 million in transaction costs. The acquisition has been accounted for as a purchase of assets, allocating $163 million to the exploration property, $19 million to deferred income tax liabilities and $4 million to an acquired asset retirement obligation liability.

f)	Acquisition of Placer Dome Inc. (“Placer Dome”)

In 2006, we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that were in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa.

The Placer Dome acquisition was accounted for as a business combination, with Barrick as the accounting acquirer. The purchase cost was $10 billion and was funded through a combination of common shares issued, the draw-down of a $1 billion credit facility, and cash resources. The table below represents the purchase cost and final purchase price allocation.

Value of 322.8 million Barrick common shares issued at $27.14 per share(1)	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32

$10,054

(1)

The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.

Summary Purchase Price Allocation

Cash(1)	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets	85
Assets of discontinued operations(2)	1,744
Deferred income tax assets	93
Other assets	254
Goodwill	6,506

Total assets	15,346

Current liabilities	669
Liabilities of discontinued operations(2)	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686

Total liabilities	4,830

Non-controlling interests	462

Net assets acquired	$10,054

(1)	Cash paid on acquisition of $160 million, as disclosed in the 2007 Annual Report.
(2)	Includes operations that were sold to Goldcorp Inc.

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during 2006. All amounts were settled by the end of 2007.

g)	Disposition of Royalties

In 2008, we divested certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold with an estimated fair value of $32 million. The transaction closed on October 2, 2008 and we recorded a pre-tax gain on sale of $167 million in other income.

h)	Sale of Paddington Mill

In 2007, we completed the sale of the Paddington Mill and associated land tenements in Australia to Norton Goldfields Limited and the sale of certain land tenements to Apex Minerals for total proceeds of $32 million, $30 million in cash and $2 million in Apex Minerals NL shares, respectively. We recorded a gain of $8 million in other income on closing.

i)	Discontinued Operations

Results of Discontinued Operations

For the years ended December 31	2008	2007	2006
Gold sales
South Deep operations	$—	$—	$158
Operations sold to Goldcorp	—	—	83

	$—	$—	$241

Income before tax
South Deep	—	9	8
Gain on sale of South Deep	—	—	288
Operations sold to Goldcorp	—	—	1

	$—	$9	$297

South Deep

In 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”). The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million.

In 2007, a final settlement was reached with Gold Fields on the allocation of insurance proceeds from an insurance claim that straddled the acquisition date. As a result of that settlement, we recorded further proceeds of $9 million within income from discontinued operations. Also in 2007, $21 million was received in cash and has been classified under Cash Flows of Discontinued Operations in our Consolidated Statement of Cash Flow.

Operations Sold to Goldcorp

In 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Place Dome’s office in Vancouver), Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project, certain related assets and our share in Agua de la Falda S.A. to Goldcorp Inc. (“Goldcorp”) (collectively, the “Operations sold to Goldcorp”).

The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations was recorded in the purchase price allocation at $1,641 million based on the terms of the sale agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.

4 ■ Segment Information

In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation. In third quarter 2008, we completed the acquisition of Barrick Energy (note 3a). The results of Barrick Energy are distinct from our existing regional business units and as such are presented as Other in our segment information.

Income Statement Information

	Sales			Segment expenses			Segment income (loss)(1),(2)
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Gold
North America	$2,627	$2,001	$1,791	$1,517	$1,178	$1,039	$739	$483	$484
South America	1,833	1,306	1,131	531	400	305	1,127	664	693
Australia Pacific	1,658	1,292	1,144	1,051	934	749	342	108	201
Africa	538	428	427	327	293	226	145	55	111

Copper
South America	1,007	1,065	955	315	231	282	624	752	621
Australia Pacific	221	240	182	121	108	109	44	92	55
Capital Projects	—	—	—	—	—	—	(254)	(187)	(111)
Other	29	—	—	14	—	—	2	—	—

	$7,913	$6,332	$5,630	$3,876	$3,144	$2,710	$2,769	$1,967	$2,054

(1)

Segment income (loss) represents segment sales, less cost of sales, less segment amortization and accretion. For the year ended December 31, 2008, accretion expense was $43 million (2007: $50 million; 2006: $39 million), see note 15 for further details. Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

(2)	Accretion expense related to capital projects is included within amortization and accretion. All other amounts related to the capital projects segments are included within project development expense.

Income Statement Information (cont’d)

	Exploration(1)			Regional business unit costs(1)
For the years ended December 31	2008	2007	2006	2008	2007	2006
North America(2)	$69	$66	$61	$48	$27	$32
South America	40	33	22	29	23	19
Australia Pacific	52	46	44	48	38	38
Africa	18	15	22	24	11	1
Other expenses outside reportable segments	12	8	19	—	—	—
Capital projects	25	11	3	—	—	—

	$216	$179	$171	$149	$99	$90

(1)	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.
(2)	In 2008, regional business unit costs include costs for Barrick Energy.

Geographic Information

	Long-lived assets(1)			Sales(2)
For the years ended December 31	2008	2007	2006	2008	2007	2006
North America
United States	$4,587	$2,637	$2,518	$2,501	$1,882	$1,702
Canada	1,017	796	852	126	119	89
Dominican Republic	446	139	133	—	—	—
South America
Peru	337	392	492	1,367	1,033	878
Chile	2,763	2,485	1,599	1,007	1,065	955
Argentina	1,123	1,048	1,014	466	273	253
Australia Pacific
Australia	1,749	1,724	2,142	1,340	1,250	1,116
Papua New Guinea	677	702	438	539	282	210
Africa
Tanzania	1,816	1,336	993	538	428	427
Other	179	478	603	29	—	—

	$14,694	$11,737	$10,784	$7,913	$6,332	$5,630

(1)	Long-lived assets include property, plant and equipment, investments, deferred income tax assets and other assets.
(2)	Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the years ended December 31	2008	2007	2006
Segment income	$2,769	$1,967	$2,054
Amortization of corporate assets	(19)	(20)	(19)
Exploration	(216)	(179)	(171)
Other project expenses	(57)	(15)	(8)
Corporate administration	(155)	(155)	(142)
Other expenses	(295)	(205)	(212)
Impairment charges (note 8b)	(749)	(42)	(17)
Interest income	39	141	110
Interest expense	(21)	(113)	(126)
Other income	291	110	97
Write-down of investments (note 8b)	(205)	(23)	(6)
Loss from capital projects held through equity investees	69	14	—

Income from continuing operations before income taxes and other items	$1,451	$1,480	$1,560

Asset Information

	Segment long-lived assets			Amortization			Segment capital expenditures(1)
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Gold
North America	$5,083	$3,370	$3,254	$350	$314	$247	$382	$225	$196
South America	1,223	1,220	1,319	165	234	127	80	158	224
Australia Pacific	2,227	2,173	2,434	258	239	186	199	208	211
Africa	1,195	1,031	810	62	78	88	133	118	85

Copper
South America	1,267	1,271	1,276	66	80	51	24	27	17
Australia Pacific	28	116	146	57	39	17	57	11	22
Capital projects	3,266	2,195	1,066	—	—	—	919	326	259
Other	382	—	—	13	—	—	15	—	—

Segment total	14,671	11,376	10,305	971	984	716	1,809	1,073	1,014
Cash and equivalents	1,437	2,207	3,043	—	—	—	—	—	—
Other current assets	2,675	2,092	1,753	—	—	—	—	—	—
Intangible assets	75	68	75	—	—	—	—	—	—
Goodwill	5,280	5,847	5,855	—	—	—	—	—	—

Other items not allocated to segments	23	361	479	19	20	19	134	17	17

Enterprise total	$24,161	$21,951	$21,510	$990	$1,004	$735	$1,943	$1,090	$1,031

(1)

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2008, cash expenditures were $1,776 million (2007: $1,046 million; 2006: $1,087 million) and the increase in accrued expenditures was $167 million in 2008 (2007: $44 million decrease; 2006: $56 million increase).

5 ■ Revenue and Gold Sales Contracts

For the years ended December 31	2008	2007	2006
Gold bullion sales(2)
Spot market sales	$6,507	$3,823	$3,957
Gold sales contracts	—	1,026	369

	6,507	4,849	4,326
Concentrate sales(3)	149	178	167

	$6,656	$5,027	$4,493

Copper sales(1), (4)
Copper cathode sales	$1,038	$1,063	$937
Concentrate sales	190	242	200

	$1,228	$1,305	$1,137
Oil and gas sales(5)	29	—	—

	$7,913	$6,332	$5,630

(1)	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20c and 26).
(2)	Gold sales include gains and losses on non-hedge derivative contracts: 2008: $19 million gain (2007: $8 million loss; 2006: $7 million gain).
(3)	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: 2008: $3 million loss (2007: $4 million loss; 2006: $4 million gain).
(4)

Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: 2008: $67 million gain (2007: $48 million gain; 2006: $14 million loss). Sales also include gains and losses on embedded derivatives in copper smelting contracts: 2008: $38 million loss (2007: $10 million loss; 2006: $nil).

(5)	Represents Barrick Energy. Refer to note 3a for further details.

Principal Products

All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold doré; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2008 is presented net of direct sales taxes of $23 million (2007: $15 million; 2006: $16 million).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.

Gold Sales Contracts

At December 31, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production of which 4.2 million ounces are based on floating spot prices.

Our gold sales contracts are excluded from the scope of FAS 133, because our obligations under these contracts will be met by physical delivery of gold produced at our mines and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of normal sales contracts. Accordingly, we have elected to designate our gold sales contracts as “normal sales contracts” with the result that these contracts are not required to be accounted for as derivatives. Instead, we recognize revenue based on the contract sales price at the time of physical delivery per the accounting principles as described above.

The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with each customer. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have a mechanism to establish the applicable price adjustments. The MTAs have both fixed and floating price mechanisms. Under the fixed-price mechanism, a price is fixed with reference to the gold forward market but the price does not increase or decrease due to changes in the spot gold price, whereas under the floating price mechanism, the future selling price does increase or decrease as spot gold prices increase or decrease. The final realized selling price under a contract primarily depends upon the price mechanism selected at each interim date, the timing of the actual future delivery date, the market price of gold at the start of the contract and the forward gold market at each interim date.

Mark-to-Market Value

$ millions	Total ounces in millions	At Dec. 31, 2008 value(1)
Project Gold Sales Contracts	9.5	$(4,865)

(1)

At a spot gold price of $870 per ounce. The fair value of gold sales contracts are the present value of expected cash flows that would be required to financially settle our obligations arising under the contracts. The present value model utilizes inputs, such as the current spot gold price, gold lease rates, US dollar interest rate curves and counterparty credit spreads, that are derived from observable market data. The fair value of the gold sales contracts does not impact the reported accounting results when we settle these contracts through physical delivery. Instead, we will recognize revenue at that time based on the appropriate contract sales price.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Provisional Copper and Gold Sales

We had the following revenues before treatment and refining charges subject to final price adjustments:

At December 31	2008	2007
Copper	$80	$142
Gold	15	9

The final price adjustments were as follows:

For the years ended December 31	2008	2007	2006
Gain (loss)
Copper	$(31)	$(6)	$9
Gold	—	(1)	3

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when title transfers and there is reasonable assurance of collectability. At the time of delivery of oil and gas, prices are fixed and determinable based upon contracts referenced to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

6 ■ Cost of Sales

	Gold			Copper			Oil & Gas
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Cost of goods sold(1)	$3,258	$2,715	$2,265	$432	$334	$388	$8	$—	$—
Unrealized losses on non-hedge contracts	14	5	—	—	—	—	—	—	—
By-product revenues(2)	(93)	(105)	(123)	(2)	(2)	(1)	—	—	—
Royalty expense	205	161	150	6	7	4	6	—	—
Mining production taxes	42	29	27	—	—	—	—	—	—

	$3,426	$2,805	$2,319	$436	$339	$391	$14	$—	$—

(1)

Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $68 million for the year ended December 31, 2008 (2007: $13 million; 2006: $28 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $971 million in the year ended December 31, 2008 (2007: $984 million; 2006: $716 million).

(2)

We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts and accordingly, are accounted for in a manner similar to our gold sales contracts. At December 31, 2008, we had fixed-price commitments to deliver 7.2 million ounces of silver at an average price of $6.59 per ounce and floating spot price silver sales contracts for 8.9 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at December 31, 2008 was negative $67 million (2007: negative $111 million; 2006: $100 million). Refer to note 21 for further information on fair value measurements.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

■	Net profits interest (NPI) royalty,

■	Net smelter return sliding scale (NSRSS) royalty,

■	Gross proceeds sliding scale (GPSS) royalty,

■	Gross smelter return (GSR) royalty,

■	Net value (NV) royalty, and a

■	Land tenement (LT) royalty.

Royalty expense is recorded at the time of sale of gold production.

Royalties applicable to our oil and gas properties include:

■	Crown royalties,

■	Net profits interest (NPI) royalty, and

■	Overriding royalty (ORR).

Producing mines & development projects	Type of royalty
North America
Goldstrike	0%–5% NSR, 0%–6% NPI
Williams	1.5% NSR, 0.75% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–7% NSRSS
2.9%–4% NSR
10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez – Pipeline/South
Pipeline deposit	0.4%–9% GSR
Cortez – portion of Pipeline/
South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production(1)	2.5%–2.7% of gold revenue
Cowal	4% of net gold revenue
Henty	2.6%–12% of gold revenue
Africa
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara	3% NSR
North Mara – Gokona pit	3% NSR, 1.1% LT
Capital Projects
Donlin Creek Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter)
Pascua-Lama Project –
Chile gold production	1.5%–9.8% GPSS
Pascua-Lama Project –
Chile copper production	2% NSR
Pascua-Lama Project – Argentina production	3% NSR

Pueblo Viejo	3.2% NSR, 0–25% NPI
Buzwagi	3%–3.1% NSR
Other
Barrick Energy	1.1% NPI
1.3% ORR
21.6% Crown royalty, net

(1)	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot, Lawlers and Osborne mines.

7 ■ Exploration and Project Development Expense

For the years ended December 31	2008	2007	2006
Exploration:
Minesite exploration	$80	$63	$54
Projects	136	116	117

	$216	$179	$171

Project development expense:
Pueblo Viejo(1)	62	67	25
Donlin Creek(2)	—	32	37
Sedibelo	17	22	10
Fedorova	24	18	—
Pascua-Lama	21	12	8
Kainantu	28	—	—
Pinson	17	—	—
Buzwagi	1	5	12
Other	15	17	19

	$185	$173	$111

Other project expenses	57	15	8

	$242	$188	$119

(1)	Represents 100% of project expenditures. We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement.
(2)	Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. See note 12 for further details.

Accounting Policy for Exploration and Project Expenditures

Exploration Expenditures

Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Project Expenditures

We capitalize the costs of activities at projects after mineralization is classified as proven and probable reserves. Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The costs of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project expense.

The Pueblo Viejo, Donlin Creek, Sedibelo, Kabanga, Cerro Casale and Fedorova projects are in various stages; however, none of these projects had met the criteria for cost capitalization at December 31, 2008. The Reko Diq project is owned through an equity investee and project expenses are included in “equity investees” in the income statement (see note 12). Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing the cost of project activities at Buzwagi. Effective January 1, 2009, we determined that mineralization of Pueblo Viejo met the definition of proven and probable reserves.

8 ■ Other Charges

a)	Other Expense

For the years ended December 31	2008	2007	2006
Regional business unit costs(1)	$149	$99	$90
Community development costs(2)	21	28	15
Environmental costs	16	15	11
World Gold Council fees	11	12	13
Changes in estimate of ARO sat closed mines(3)	9	6	53
Non-hedge derivative losses	17	8	—
Currency translation losses(4)	30	1	—
Pension and other post-retirement benefit expense (notes 28b and 28e)(5)	5	5	3
Other items	37	31	27

	$295	$205	$212

(1)	Relates to costs incurred at regional business unit offices.
(2)	In 2008 and 2007, amounts mainly related to community programs in Peru, Argentina and Papua New Guinea. In 2006, amounts mainly related to community programs in Peru.
(3)	In 2006, amount relates to change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada.
(4)	In 2008, amounts primarily relate to translation losses on working capital balances in Australia and South America.
(5)

For the year ended December 31, 2008, $nil million of pension credit that relates to active employees at producing mines is included in cost of sales (2007: $nil; 2006: $4 million) and $nil million is included in corporate administration (2007: $nil; 2006: $2 million).

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

b)	Impairment Charges

For the years ended December 31	2008	2007	2006
Impairment of goodwill (note 17)	$678	$42	$—
Impairment of long-lived assets(1)	71	—	17

	$749	$42	$17
Write-down of investments (note 12)(2)	205	23	6

	$954	$65	$23

(1)

In 2008, an impairment charge of $69 million was recorded to reduce the carrying amount to the estimated fair value for Osborne and Marigold. In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

(2)

In 2008, we recorded an impairment charge on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) and various other investments in junior gold mining companies ($26 million). In 2007, we recorded an impairment charge on Asset-Backed Commercial Paper of $20 million.

c)	Other Income

For the years ended December 31	2008	2007	2006
Gains on sale of assets(1)	$187	$2	$9
Gains on sale of investments(2) (note 12)	59	71	6
Royalty income	25	17	10
Non-hedge derivative gains	—	—	2
Currency translation gains	—	—	2
Gain on vend-in to Highland Gold (note 12)	—	—	51
Interest income(3)	4	2	1
Sale of water rights	4	5	5
Other	12	13	11

	$291	$110	$97

(1)

In 2008, we recorded a gain of $167 million on the disposition of royalties to Royal Gold and a gain of $9 on the sale of Doyon royalty. In 2007, we sold certain properties in South America and Australia, including an $8 million gain on the sale of the Paddington Mill. In 2006, we sold certain properties in Canada and Chile.

(2)

In 2008, we recorded a gain of $12 million on the sale of our investment in QGX Ltd. We also sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million. Refer to note 12 for further details.

(3)	Represents interest income on our note receivable from NovaGold (note 12).

9 ■ Income Tax Expense

For the years ended December 31	2008	2007	2006
Current
Canada	$22	$(3)	$13
International	613	518	444

	$635	$515	$457

Deferred
Canada	$3	$19	$(131)
International	(146)	(25)	46

	$(143)	$(6)	$(85)

Income tax expense before elements below	$492	$509	$372
Net currency translation (gains) losses on deferred tax balances	98	(76)	(5)
Canadian tax rate changes	—	64	12
Change in tax status in Australia	—	—	(31)
Release of end of year valuation allowances – Tanzania	—	(156)	—

Total expense	$590	$341	$348

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $334 million and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $118 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $76 million. These gains are included within deferred tax expense/recovery. In 2008, following the strengthening of the US dollar, we recorded translation losses of $98 million.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 that were recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2008	2007	2006
At 33.50% (2006 and 2005: 36.12%) statutory rate	$486	$535	$563

Increase (decrease) due to:
Allowances and special tax deductions(1)	(100)	(99)	(55)
Impact of foreign tax rates(2)	(82)	38	(131)
Expenses not tax-deductible	13	48	14
Impairment charges not tax deductible	227	15	6
Net currency translation (gains)/losses on deferred tax balances	98	(76)	(5)
Release of end of year valuation allowances – Tanzania	—	(156)	—
Release of valuation allowances – Other	(175)	(88)	(53)
Valuation allowances set up against current year tax losses	74	5	7
Impact of changes in tax status in Australia	—	—	(31)
Canadian tax rate changes	—	64	12
Withholding taxes	21	17	19
Mining taxes	19	19	9
Other items	9	19	(7)

Income tax expense	$590	$341	$348

(1)	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
(2)

We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2007 included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

10 ■ Earnings per share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$785	$785	$1,110	$1,110	$1,209	$1,209
Plus: interest on convertible debentures	—	3	—	2	—	4
Income available to common shareholders and after assumed conversions	785	788	1,110	1,112	1,209	1,213
Income from discontinued operations	—	—	9	9	297	297

Net income	$785	$788	$1,119	$1,121	$1,506	$1,510

Weighted average shares outstanding	872	872	867	867	842	842
Effect of dilutive securities
Stock options	—	4	—	3	—	4
Convertible debentures	—	9	—	9	—	9

	872	885	867	879	842	855

Earnings per share
Income from continuing operations	$0.90	$0.89	$1.28	$1.27	$1.44	$1.42
Net income	$0.90	$0.89	$1.29	$1.28	$1.79	$1.77

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

11 ■ Cash Flow – Other Items

a)	Operating Cash Flows – Other Items

For the years ended December 31	2008	2007	2006
Adjustments for non-cash income statement items:
Currency translation (gains) losses (notes 8a and 8c)	$30	$1	$(2)
Amortization of discount/premium on debt securities (note 20b)	(7)	(3)	(12)
Amortization of debt issue costs (note 20b)	7	9	12
Stock option expense (note 27a)	25	25	27
Equity in investees (note 12)	64	43	4
Gain on sale of investments (note 8c)	(59)	(71)	(6)
Losses on write-down of inventory (note 13)	68	13	28
Non-controlling interests (note 2b)	12	(14)	(1)
Net change in operating assets and liabilities, excluding inventory	(128)	(7)	51
Revisions to AROs at closed mines (note 22)	9	6	53
Settlement of AROs (note 22)	(40)	(33)	(32)
Non-hedge derivative gold options	—	30	14
Hedge losses on acquired gold hedge position	(2)	2	165
Gain on Highland vend-in (note 8c)	—	—	(51)
Income from discontinued operations	—	(9)	(297)

Other net operating activities	$(21)	$(8)	$(47)

Operating cash flow includes payments for:
Pension plan contributions (note 28a)	$47	$49	$36
Cash interest paid (note 20b)	$213	$236	$211

b)	Investing Cash Flows – Other Items

For the years ended December 31	2008	2007	2006
Loans to joint venture partners	$(4)	$(47)	$—
Purchase of land and water rights	(16)	—	—
Purchases of royalties	(42)	—	—
Funding for equity investees	(99)	—	—
Decrease in restricted cash (note 14)	18	19	—
Non-hedge derivative copper options	—	(23)	—
Other	(27)	9	17

Other net investing activities	$(170)	$(42)	$17

c)	Non-Cash Investing and Financing Activities

Placer Dome Acquisition

In 2006, we purchased all of the common shares of Placer Dome for $10,054 million, of which $8,761 million was share consideration (see note 3f ). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired(1)	$15,346
Consideration paid	10,054

Liabilities assumed(2)	$4,830

(1)	Includes cash of $1,102 million.
(2)	Includes debt obligations of $1,252 million (note 20b).

Vend-in of Assets to Highland Gold (“Highland”)

In 2006, we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 12).

Sale of South Deep

In 2006, we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3i).

12 ■ Investments

At December 31	2008	2007
Available-for-sale securities	$31	$96
Held-to-maturity securities	—	46
Other investments	29	—
Equity investments	1,085	1,085

	$1,145	$1,227

At December 31	2008		2007
	Fair value(1)	Gains (losses) in OCI	Fair value	Gains (losses) in OCI
Available-for-sale securities
Securities in an unrealized gain position
Allied Gold	$6	$1	$—	$—
QGX Ltd.	—	—	13	6
Midway Gold Corp.	3	—	17	9
Other equity securities	6	2	43	26

	15	3	73	41

Securities in an unrealized loss position
Benefit plans(2)
Fixed-income	$2	$—	$4	$—
Equity	7	(3)	14	1
Other equity securities(3)	7	(2)	5	(1)

	16	(5)	23	—

	31	(2)	96	41

Held-to-maturity securities
Asset-Backed Commercial Paper	—	—	46	—

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.(4)	29	—	—	—

	$60	$(2)	$142	$41

(1)	Refer to note 21 for further information on the measurement of fair value.
(2)

Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(3)	Other equity securities in a loss position consist of investments in various junior mining companies.
(4)	The long-term loan receivable is measured at amortized cost.

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other than temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Available-for-Sale Securities Continuity

	Gold Fields	NovaGold	Other	Total
January 1, 2006	$—	$—	$62	$62
Purchases	—	218	27	245
Received in consideration for sale of South Deep (note 3i)	308	—	—	308
Sales proceeds	—	—	(46)	(46)
Mark-to-market adjustments	6	13	58	77

January 1, 2007	314	231	101	646
Purchases	—	—	11	11
Sales proceeds	(356)	(221)	(48)	(625)
Mark-to-market adjustments	42	(10)	32	64

January 1, 2008	—	—	96	96
Purchases	—	—	18	18
Sales proceeds	—	—	(26)	(26)
Mark-to-market adjustments	—	—	(57)	(57)

December 31, 2008	$—	$—	$31	$31

Gold Fields Limited (“Gold Fields”)

The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares. During 2007, we sold our entire position of 18.7 million shares for proceeds of $356 million and recorded a gain of $48 million.

NovaGold Resources Inc. (“NovaGold”)

During 2007, we sold our entire investment in NovaGold for proceeds of $221 million and we recorded a gain of $3 million on the sale.

Asset-Backed Commercial Paper (“ABCP”)

In 2007, we recorded impairment charges of $20 million, resulting in a carrying value of $46 million at the end of 2007. An additional $39 million impairment charge was recorded in 2008, resulting in cumulative impairments totaling $59 million and a carrying value of $7 million. Subsequently, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). We received $49 million in proceeds from this sale resulting in a recovery of $42 million which was recorded in Other income.

Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)

In 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is receivable at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than seven years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.

The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Other	Total
At January 1, 2006	$131	$—	$—	$—	$7	$138
Purchases	—	123	—	—	1	124
Vend-in	71	—	—	—	—	71
Equity pick-up	(3)	—	—	—	(1)	(4)
Capitalized interest	—	1	—	—	—	1
Impairment charges	—	—	—	—	(2)	(2)

At January 1, 2007	199	124	—	—	5	328
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up	(30)	(14)	—	—	1	(43)
Capitalized interest	—	8	2	—	—	10
Impairment charges	—	—	—	—	(2)	(2)

At January 1, 2008	169	118	734	64	—	1,085
Purchases	1	—	41	—	—	42
Funding	—	62	1	27	9	99
Equity pick-up	5	(32)	(11)	(17)	(9)	(64)
Elimination of non-controlling interest and inter-company loans	—	—	8	—	—	8
Capitalized interest	—	9	42	4	—	55
Impairment charges	(140)	—	—	—	—	(140)

At December 31, 2008	$35	$157	$815	$78	$—	$1,085

Publicly traded	Yes	No	No	No

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in a publicly traded equity investee is evaluated for impairment using the same method as an available-for-sale security.

Our investments in non-publicly traded equity investees are exploration and development projects; therefore, we assess if there has been a potential impairment triggering event for another-than-temporary impairment by: testing the underlying assets of the equity investee for recoverability; and assessing if there has been a change in our mining plan or strategy for the project. If we determine underlying assets are recoverable and no other potential impairment conditions were identified, then our investment in the non-publicly traded equity investee is carried at cost. If the other underlying assets are not recoverable, we record an impairment charge equal to the difference between the carrying amount of the investee and its fair value. Where reliable information is available, we determine fair value based on the present value if cash flows are expected to be generated by the investee. Where reliable cash flow information is not available, we determine fair value using a market approach.

Highland Gold Mining Ltd. (“Highland”)

In 2006, we acquired 34.3 million common shares as part of a vend-in transaction. On closing of this transaction, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in Other income and the balance of $25 million as a reduction in the carrying amount of our investment in Highland.

In 2007, Highland announced the issue of 130.1 million new shares for $400 million, decreasing our ownership stake in Highland to 20.4%. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. On completion of the transactions, Millhouse was entitled to appoint 3 of 9 Directors to the Board and the CEO of

Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment using the equity method of accounting.

In 2008, we recorded an impairment charge of $140 million against the carrying value at December 31, 2008 of Highland following an other-than-temporary decline in the market value of its publicly traded shares.

Donlin Creek

In 2006, as part of the acquisition of Placer Dome, we acquired an interest in the Donlin Creek project. In 2007, we restructured our agreement with our joint venture partner and formed a limited liability company, Donlin Creek LLC, to advance the Donlin Creek project. We determined that we share joint control with NovaGold, and that Donlin Creek LLC is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment in Donlin Creek was $64 million and represents the cost basis of assets transferred into the limited liability company.

Our maximum exposure to loss in this entity is limited to the carrying amount of our investment in Donlin Creek, which totaled $78 million and accounts receivable from our partner totaling a further $56 million that are collateralized against NovaGold’s interest in the value of Donlin Creek as of December 31, 2008.

Atacama Copper Pty Limited (“Atacama Copper”)

In 2006, we acquired a 50% interest in Atacama Copper. The other 50% interest in Atacama Copper is owned by Antofagasta plc. Atacama Copper is responsible for advancing the Reko Diq project.

We determined that we share joint control with Antofagasta, and that Atacama is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for our investment.

Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $157 million as of December 31, 2008, and amounts we will prospectively fund for Atacama’s interim exploration program.

Compañía Minera Casale (“Cerro Casale”)

During 2008, we completed our acquisition of Arizona Star for $732 million. Arizona Star has an interest in the entity that holds the Cerro Casale deposit. We determined that we share joint control with Kinross and that Cerro Casale is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $815 million as of December 31, 2008.

13 ■ Inventories

	Gold		Copper
At December 31	2008	2007	2008	2007
Raw materials
Ore in stockpiles	$825	$698	$41	$63
Ore on leach pads	161	149	189	81
Mine operating supplies	434	351	34	20
Work in process	188	109	8	5
Finished products
Gold doré/bullion	65	87	—	—
Copper cathode	—	—	13	9
Copper concentrate	—	—	18	16
Gold concentrate	21	40	—	—

	1,694	1,434	303	194
Non-current ore in stockpiles(1)	(595)	(414)	(93)	(85)

	$1,099	$1,020	$210	$109

(1)	Ore that we do not expect to process in the next 12 months is classified within other assets.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form, and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from the open pit or underground mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Gold and copper ore contained in stockpiles is measured by estimating the number of tons added and removed from the stockpile, and the associated estimate of gold and copper contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and/or copper and each stockpile’s average cost per unit. Ore stockpiles are reduced by provisions required to reduce inventory to net realizable value.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to in process and finished goods inventory include the cost of stockpiles processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at the lower of purchase cost and market value.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2008	2007	2006
Inventory impairment charges	$68	$13	$28

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is frequently monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2008, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $439 per ounce and $1.07 per pound, respectively (2007: $287 per ounce of gold and $0.39 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2009 to 2024 and for copper ranging from 2014 to 2020. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

At December 31	2008	2007	Year(1)
Gold
Goldstrike
Ore that requires roasting	$375	$320	2034
Ore that requires autoclaving	47	67	2010
Kalgoorlie	74	75	2020
Porgera	113	88	2022
Cowal	70	36	2020
Veladero	24	23	2024
Cortez	54	19	2012
Turquoise Ridge	12	15	2031
Other	56	55
Copper
Zaldívar	41	63	2021

	$866	$761

(1)	Year in which we expect to fully process the ore in stockpiles.

Purchase Commitments

At December 31, 2008, we had purchase obligations for supplies and consumables of approximately $1,164 million.

14 ■ Accounts Receivable and Other Current Assets

At December 31	2008	2007
Accounts receivable
Amounts due from concentrate sales	$8	$19
Amounts due from copper cathode sales	42	89
Other receivables	147	148

	$197	$256

Other current assets
Derivative assets (note 20c)	$817	$334
Goods and services taxes recoverable	153	161
Restricted cash	113	131
Prepaid expenses	47	40
Other	39	41

	$1,169	$707

15 ■ Property, Plant and Equipment

	Assets subject to amortization(1), (2)	Exploration properties, capital projects and VBPP	Construction in progress(3)	Accumulated amortization	Total
At January 1, 2007	$13,410	$1,494	$404	$(6,919)	$8,389
Additions/disposals	778	84	—	20	882
Acquisitions	145	135	—	—	280
Capitalized interest	16	97	—	—	113
Amortization	—	—	—	(1,004)	(1,004)
Reclassification(4)	—	(66)	—	—	(66)
Transfers between categories(5)	189	(198)	—	—	(9)

At January 1, 2008	$14,538	$1,546	$404	$(7,903)	$8,585
Additions/disposals	611	756	626	(155)	1,838
Acquisitions	1,609	409	—	—	2,018
Capitalized interest	57	110	—	—	167
Amortization	—	—	—	(990)	(990)
Impairments	(71)	—	—	—	(71)
Transfers between categories(5)	481	(209)	(272)	—	—

At December 31, 2008	$17,225	$2,612	$758	$(9,048)	$11,547

(1)	Represents capitalized reserve acquisition and development costs and buildings, plant and equipment.
(2)	Includes assets under capital leases, leach pads and tailings dams.
(3)

Includes construction in process for tangible assets at operating mines and deposits on long lead items. Once the asset is available for use, it is transferred to Buildings, plant and equipment and amortized over its estimated useful life.

(4)	Represents the reclassification of Donlin Creek to equity investments.
(5)

Includes construction in process that is transferred to Buildings, plant and equipment as the asset is available for use and Value beyond proven and probable reserves (“VBPP”) that is transferred to capitalized reserve acquisition and development costs, once mineralized material is converted into proven and probable reserves.

a)	Accounting Policy for Property, Plant and Equipment

Capitalized Reserve Acquisition Costs

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral or petroleum and natural gas property, we estimate the fair value of proven and probable reserves, and we record these amounts as assets at the date of acquisition. When production begins, capitalized reserve acquisition costs are amortized using the “units-of-production” method, whereby the numerator is the number of ounces of gold/pounds of copper/barrels of oil equivalent (boe) produced and the denominator is the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves.

Capitalized Development Costs

Capitalized development costs include the costs of removing overburden and waste materials at our open pit mining operations prior to the commencement of production; costs incurred to access reserves at our underground mining operations; drilling and related costs incurred that meet the definition of an asset (refer to note 7 for capitalization criteria for drilling and related costs), and qualifying development costs incurred at our petroleum and natural gas properties.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where a mine operates several open pits that utilize common processing facilities, we capitalize the pre-stripping costs associated with each pit. The production phase of an open pit mine commences when saleable materials, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper in the associated open pit.

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, which could in some cases be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper contained in total accessible proven and probable reserves.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures which are either general in nature or related to an unsuccessful drilling program are written off. Only costs which relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs and amortized using the units-of-production method, whereby the denominator is the estimated recoverable amount of boe.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. In addition, if the cost of an asset acquired other than through a business combination is different from its tax basis on acquisition, the cost is adjusted to reflect the related future income tax consequences.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years. Depreciation of oil and gas plants and related facilities is calculated using the units-of-production method.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.

Exploration Properties and Capital Projects

The amounts capitalized to exploration and development projects comprise the cost of mineral interests acquired either as individual asset purchases or as part of a business combination. The value of such assets is primarily driven by the nature and amount of mineralized material contained in such properties. Exploration and development stage mineral interests represent interests in properties that contain proven and probable reserves or are believed to potentially contain mineralized material consisting of (i) other mineralized material such as measured, indicated and inferred material within pits; (ii) other mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material greenfield exploration potential; (v) any acquired right to explore or extract a potential mineral deposit. Amounts capitalized to capital projects include costs associated with the construction of tangible assets, such as processing plants, permanent housing facilities and other tangible infrastructure associated with the project.

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of mineral property, we prepare an estimate of the fair value of the resources and exploration potential of that property and record this amount as an asset (“VBPP”) as at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify any associated VBPP, which is not subject to amortization, as a component of amounts allocated to proven and probable reserves, which are subject to amortization. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production is, among other things, used to determine the amount to be converted from VBPP to proven and probable reserves. For the year ended December 31, 2008, we transferred $178 million of VBPP to proven and probable reserves (2007: $54 million). In 2008, we added $381 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation.

Exploration Properties, Capital Projects and VBPP

	Carrying amount at December 31, 2008	Carrying amount at December 31, 2007
Exploration projects and other land positions
PNG land positions	$171	$135
Value beyond proven and probable reserves at producing mines	525	322
Capital projects
Pascua-Lama	777	609
Pueblo Viejo	439	140
Sedibelo	123	81
Buzwagi	495	224
Punta Colorado Wind Farm	82	35

	$2,612	$1,546

Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to exploration properties and capital projects prior to when production begins while exploration, development or construction activities are in progress. We also capitalize interest costs on the cost of certain equity method investments, wherein the only significant assets are exploration properties or capital projects, and while exploration, development or construction activities are in progress.

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to VBPP to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for 2008 was a decrease of $52 million (2007: $31 million increase; 2006: $75 million decrease).

b)	Amortization and Accretion

	2008	2007	2006
Amortization	$990	$1,004	$735
Accretion (note 22)	43	50	39

	$1,033	$1,054	$774

c)	Impairment Evaluations

Producing Mines, Capital Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property is included in a single group for impairment testing purposes. If there are indications that impairment may have occurred at a particular mine site/capital project/petroleum and natural gas property, we compare the sum of the undiscounted cash flows expected to be generated from that mine site/capital project/petroleum and natural gas property to its carrying amount, including goodwill. If the sum of undiscounted cash flows is less than the carrying amount, an impairment loss is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair values.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include buildings, plant and equipment, and capitalized reserve acquisition and development costs and VBPP. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

As at December 31, 2008, we decreased our long-term gold and copper price assumptions, which we determined was, in combination with an overall downturn in the economy, a triggering event to test the long-lived assets at all of our mines/projects/properties for impairment. As a result we identified our Marigold gold mine in North America, our Henty and Kanowna gold mines, and Osborne copper mine in Australia as being potentially impaired. Conse quently, we compared the estimated fair value of the individual long-lived assets to their carrying amount and noted impairments of: Marigold $12 million and Osborne $57 million; and no impairments at Kanowna or Henty.

Exploration Projects

After acquisition, various factors can affect the recover ability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied. We are continuing with our current exploration projects as planned and have not noted any indications of impairment.

d)	Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $552 million at December 31, 2008 for construction activities at our capital projects.

e)	Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds

	2008	2007	2006
Cost of sales	$30	$16	$—
Other income	2	—	—
Discontinued operations	—	21	12

	$32	$37	$12

16 ■ Intangible Assets

	2008			2007
For the years ended December 31	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Water rights(1)	$48	$—	$48	$28	$—	$28
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	23	21	2	23	15	8
Royalties(4)	—	—	—	17	2	15
Supply agreement(5)	8	—	8	—	—	—
	$96	$21	$75	$85	$17	$68

Aggregate period amortization expense	$—	$6	$—	$—	$7	$—

For the years ended December 31		2009	2010	2011	2012	2013
Estimated aggregate amortization expense		$3	$1	$1	$1	$1

(1)	Water rights in South America ($38 million) and Africa ($10 million) are subject to annual impairment testing and will be amortized when used in the future.
(2)	The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
(3)	Supply contracts are being amortized over the weighted average contract lives of 4–10 years, with no assumed residual value.
(4)

In 2008, we sold the Mulatos royalty as part of the sale of non-core royalties to Royal Gold (note 3G). The Mulatos royalty had a carrying value of $15 million, net of accumulated amortization of $2 million.

(5)	The supply agreement with Yokohama Rubber Company to secure a supply of tires will be amortized evenly over the 120-month term of the agreement.

Accounting Policy for Intangible Assets

Intangible assets acquired as part of an acquisition of a business are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets.

Intangible assets are initially recorded at their estimated fair value. Intangible assets with a finite life are amortized over their useful economic lives on a straight line or units-of-production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment.

17 ■ Goodwill

	Gold			Copper			Other	Total
	North America	Australia	South America	Africa	Australia	South America	Barrick Energy
Opening balance, January 1, 2007	$2,423	$1,811	$441	$373	$64	$743	$—	$5,855
Additions(1)	—	34	—	—	—	—	—	34
Impairments(2)	(42)	—	—	—	—	—	—	(42)

Closing balance, December 31, 2007	$2,381	$1,845	$441	$373	$64	$743	$—	$5,847
Additions(3)	23	—	—	—	—	—	96	119
Other(4)	—	—	—	—	—	—	(8)	(8)
Impairments(5)	(8)	(302)	—	(216)	(64)	—	(88)	(678)

Closing balance, December 31, 2008	$2,396	$1,543	$441	$157	$—	$743	$—	$5,280

(1)	Represents goodwill acquired as a result of the acquisition of an additional 20% interest in Porgera. This goodwill is expected to be deductible for income tax purposes (note 3d).
(2)

Impairment charges recorded in 2007 related to the Golden Sunlight ($35 million) and Eskay Creek ($7 million) mines, as a result of our annual goodwill impairment test. The goodwill impairment charges are primarily due to the short remaining lives of these mines.

(3)

Represents goodwill acquired as a result of the acquisitions of an additional 40% interest in Cortez ($20 million), an additional 40% interest in Storm ($3 million) and Barrick Energy ($96 million). See note 3.

(4)	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from CAD$ to US$.
(5)	Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million), Osborne ($64 million), Henty ($30 million) and Marigold ($8 million).

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

Each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment. In 2008, we determined that due to volatile economic conditions it was appropriate to reassess the carrying amount of goodwill for potential impairment as at December 31.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the net present value of expected future cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Esti mates of expected future cash flow reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our long-term life of mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets, and is therefore consistent with the provisions of EITF 04-3, Mining Assets: Impairment and Business Combinations.

Projected future revenues also reflect our estimated long-term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers and forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long-term metals prices. In 2008, we have used an estimated future gold price of $850 per ounce (2007: $800), and estimated year one and long-term copper prices of $1.50 and $2.00 per pound, respectively (2007: $3.25 year one and $2.00 long-term).

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both direct and indirect, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel, which is based on the spot price, forward pricing curve, and long-term oil price forecasts prepared by analysts.

The discount rate applied to present value the net future cash flows is based upon our real weighted average cost of capital with an appropriate adjustment for the remaining life of a mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads for the period. In 2008, we used the following real discount rates for our gold mines: United States 2.68%–4.03% (2007: 3.97%); Canada 3.29% (2007: 4.54%); Australia 3.66%–4.29% (2007: 4.98%); Argentina 13.74% (2007: 9.18%); Tanzania 8.77%–9.84% (2007: 7.01%); Papua New Guinea 9.84% (2007: 7.86%); and Peru 6.33%–6.96% (2007: 5.4%). For our copper mines, we used the following real discount rates in 2008: Australia 6.95% (2007: 8.64%); and Chile 8.83% (2007: 8.36%). The increase in discount rates compared to the prior year primarily reflects higher equity premiums over the risk-free borrowing rate, and an increase in country risk premiums due to rising credit spreads and increased political risk in certain jurisdictions.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine. For each reporting unit, the selection of an appropriate NAV multiple to apply considers the change in our total Enterprise value from October 1, 2007 and compares this to companies within each region.

To assess the NAV multiple on comparable companies, we considered the following:

■	Target prices per Analyst Reports;

■	Trading prices on the date of Analyst Reports; and

■	Trading prices on October 1, 2008.

The selected multiple for a particular reporting unit considers its remaining economic life. For reporting units with operating lives of five years or less, we selected multiples on the lower end of the observed multiples range. Reporting units with operating lives of twenty years or greater were given multiples on the higher end of the observed multiples. In 2008, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.0–2.1 (2007: 1.0–2.0); Australia 1.0–1.6 (2007: 1.5–2.1); South America 1.0–1.4 (2007: 1.2–1.7); and Africa 1.0–1.6 (2007: 1.3–2.0).

We determined the fair value of our Barrick Energy reporting unit based on observed trading multiples relating to boe production per day and proven and probable reserves of boe.

In 2008, we recorded a goodwill impairment charge of $30 million at our Henty gold mine in Australia, primarily as a result of its short remaining mine life. We recorded a $64 million goodwill impairment at our Osborne copper mine in Australia due to a decline in our price assumption, which resulted in a reduction in estimated production levels and remaining mine life. We recorded a goodwill impairment of $272 million at our Kanowna gold mine in Australia and $216 million at our North Mara gold mine in Africa, primarily due to the overall decline in trading multiples of gold mining companies and higher discount factors; and $8 million at our Marigold mine in North America, primarily due to an increase in costs. We also recorded a goodwill impairment charge of $88 million for Barrick Energy due to the significant decline in oil prices since its acquisition date.

18 ■ Other Assets

At December 31	2008	2007
Non-current ore in stockpiles (note 13)	$688	$499
Derivative assets (note 20c)	15	220
Goods and services taxes recoverable	117	54
Debt issue costs	29	27
Deferred share-based compensation (note 27b)	84	75
Notes receivable	96	97
Deposits receivable	45	147
Other	59	84

	$1,133	$1,203

Debt Issue Costs

In 2008, an addition of $11 million of debt issue costs arose on the issuance of $1,250 million in debentures. In 2007, no new debt financings were put into place and there were no additions to debt issue costs.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20b).

19 ■ Other Current Liabilities

At December 31	2008	2007
Asset retirement obligations (note 22)	$93	$74
Derivative liabilities (note 20c)	440	100
Post-retirement benefits (note 28)	10	11
Deferred revenue	15	23
Income taxes payable (note 9)	48	38
Other	62	9

	$668	$255

20 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable – note 14; investments – note 12; restricted share units – note 27b.

a)	Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

At December 31	2008	2007
Cash deposits	$426	$1,239
Term deposits	107	114
Treasury bills	203	852
Money market investments	701	2

	$1,437	$2,207

b)	Long-Term Debt(1)

	2008					2007				2006
	At Dec. 31	Pro- ceeds	Repay- ments	Amorti- zation(2)	Assumed on acqui- sition of Barrick Energy	At Dec. 31	Pro- ceeds	Repay- ments	Amorti- zation(2)	At Dec. 31	Pro- ceeds	Repay- ments	Amorti - zation(2)	Assumed on acqui- sition of Placer Dome
Fixed rate notes	$1,250	$1,250	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
5.80%/4.875% notes	747	—	—	(2)	—	745	—	—	—	745	—	—	—	—
Copper-linked notes	190	—	325	—	—	515	—	393	—	908	995	87	—	—
US dollar notes	805	325	—	—	—	480	393	—	—	87	87	—	—	—
Senior convertible debentures	289	—	—	4	—	293	—	—	3	296	—	—	4	300
Project financing	115	—	99	—	—	214	—	91	—	305	13	64	—	—
Capital leases	70	6	21	—	—	85	15	24	—	94	7	16	—	6
Other debt obligations(3)	977	152	150	5	57	923		101	—	1,024	50	—	6	867
7.50% debentures(4)	—	—	—	—	—	—	—	500	—	498	—	—	—	—
Series B Preferred Securities	—	—	—	—	—	—	—	—	—	—	—	77	2	79
First credit facility(5)	—	990	990	—	—	—	—	—	—	—	1,000	1,000	—	—

	4,443	2,723	1,585	7	57	3,255	408	1,109	3	3,957	2,152	1,244	12	1,252
Less: current portion	(93)	—	—	—	—	(102)	—	—	—	(713)	—	—	—	—

	$4,350	$2,723	$1,585	$7	$57	$3,153	$408	$1,109	$3	$3,244	$2,152	$1,244	$12	$1,252

Short-term debt
Demand financing facility	113	—	18	—	—	131	—	19	—	150	—	—	—	150
Second credit facility(6)	—	—	—	—	—	—	—	—	—	—	37	337	—	300

	$113	$—	$18	$—	$—	$131	$—	$19	$—	$150	$37	$337	$—	$450

(1)

The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

(2)	Amortization of debt discount/premium.
(3)

The obligations have an aggregate principal amount of $977 million, of which $163 million is subject to floating interest rates and $814 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2009 and 2035.

(4)	During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.
(5)

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. $200 million matures in 2012 and the remaining $1.3 billion matures in 2013.

(6)	During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.

Fixed Rate Notes

In September, 2008, we issued an aggregate of $1,250 million of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments and will provide an unconditional and irrevocable guarantee for any additional securities issued by these entities where the conditions of issuance require a guarantee to be issued, which will rank equally with our other unsecured and unsubordinated obligations.

We used these proceeds to repay the $990 million we drew down in first quarter 2008, which was used to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2008, 53 million pounds of copper remained to be delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next year, the total amount outstanding under these notes will continue to be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20c). $400 million of US dollar notes with a coupon of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon of 6.35% mature in 2036.

Senior Convertible Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $289 million outstanding as at the end of 2008. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2008, the conversion rate per each $1,000 principal amount of Securities was 40.3766 common shares and the effective conversion price was $24.77 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2008. During the period January 1, 2008 to December 31, 2008, $29 thousand principal amount of Securities was converted for 1,156 common shares of Barrick. If all the Securities had been converted and settlement occurred on December 31, 2008, we would have issued approximately 9.3 million common shares with an aggregate fair value of approximately $341.5 million based on our closing share price on December 31, 2008. The Securities are also convertible from January 1, 2009 through March 31, 2009.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018.

In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Project Financing

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina, had a limited recourse amortizing loan of $115 million outstanding at December 31, 2008, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2008, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Series B Preferred Securities

On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.

Demand Financing Facility

We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2008, $113 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash within other current assets (see note 14).

	For the years ended December 31
	2008		2007		2006
Interest	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)
Fixed rate debentures	$26	7.0%	$—	—	$—	—
5.80%/4.875% notes	42	5.7%	41	5.6%	41	5.5%
Copper-linked notes/US dollar notes	62	6.2%	63	6.2%	13	5.8%
Senior convertible debentures	4	1.5%	2	0.8%	6	2.0%
Project financing	19	11.0%	26	9.1%	31	8.8%
Capital leases	4	5.0%	6	7.7%	6	6.7%
Other debt obligations	50	5.3%	60	6.1%	53	5.4%
7.50% debentures	—	—	16	9.9%	49	9.8%
Series B Preferred Securities	—	—	—	—	3	4.4%
First credit facility	17	3.3%	1	—	29	7.4%
Demand financing facility	11	8.9%	13	8.9%	12	8.8%
Second credit facility	—	—	—	—	6	5.0%
Other interest	8		9		2

	243		237		251
Less: interest allocated to discontinued operations	—		—		(23)
Less: interest capitalized	(222)		(124)		(102)

	$21		$113		$126

Cash interest paid	$213		$236		$211
Amortization of debt issue costs	7		9		12
Amortization of premium	(7)		(3)		(12)
Losses on interest rate hedges	1		4		12
Increase (decrease) in interest accruals	29		(9)		28

Interest cost	$243		$237		$251

(1)

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments

	2009	2010	2011	2012	2013 and thereafter
Fixed rate debentures	$—	$—	$—	$—	$1,250
5.80%/4.875% notes	—	—	—	—	750
Project financing	52	30	10	23	—
US dollar notes	—	—	—	—	1,000
Other debt obligations	16	—	—	107	794
Senior convertible debentures	—	—	—	—	230

	$68	$30	$10	$130	$4,024

Minimum annual payments under capital leases	$25	$21	$9	$4	$5

c)	Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by

■      Sales

■      Cost of sales

■      Consumption of diesel fuel, propane and
natural gas

■      Non-US dollar expenditures

■      By-product credits

■      Corporate administration, exploration and business development costs

■      Capital expenditures

■      Non-US dollar capital expenditures

■      Consumption of steel

■      Interest earned on cash

■      Fair value of fixed-rate debt

■      Prices of gold and copper

■       Prices of diesel fuel, propane and natural gas

■      Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

■      Prices of silver and copper

■      Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

■      Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR and PGK

■      Price of steel

■      US dollar interest rates

■      US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

Summary of Derivatives at December 31, 2008(1)

	Notional amount by term to maturity				Accounting classification by notional amount			Fair value (USD)
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- hedge
US dollar interest rate contracts
Net pay-fixed swap positions (millions)	$—	$(75)	$—	$(75)	$—	$—	$(75)	$(8)

Currency contracts
C$:US$ contracts (C$ millions)	259	17	—	276	286	—	(10)	$(31)
A$:US$ contracts (A$ millions)	1,558	2,456	713	4,727	4,709	—	18	$(464)
CLP:US$ contracts (CLP billions)	52,023	—	—	52,023	52,023	—	—	$(7)
JPY:US$ contracts (JPY millions)	900	—	—	900	900	—	—	$1
ZAR:US$ contracts (ZAR millions)	—	—	—	—	—	—	—	$1
PGK:US$ contracts (PGK millions)	45	—	—	45	—	—	45	$(1)

Commodity contracts
Copper call option spread contracts (millions of pounds)	53	—	—	53	—	—	53	$—
Copper sold forward contracts (millions of pounds)	74	—	—	74	74	—	—	$123
Copper collar sell contracts (millions of pounds)	327	—	—	327	129	—	198	$585
Copper collar buy contracts (millions of pounds)	(198)	—	—	(198)	—	—	(198)	$(54)
Diesel contracts (thousands of barrels)(2)	2,104	1,940	1,030	5,074	4,876	—	198	$(147)
Propane contracts (thousands of gallons)	30,000	—	—	30,000	30,000	—	—	$(38)
Steel contracts (metric tonnes)	3,000	—	—	3,000	—	—	3,000	$(3)

(1)	Excludes gold and silver sales contracts (see notes 5 and 6); refer to note 21 for further information on fair value measurements.
(2)

Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

Fair Values of Derivative Instruments at December 31

	Asset Derivatives		Liability Derivatives
At December 31	2008	2007	2008	2007
Derivatives classified as hedging instruments for accounting purposes
Currency contracts	22	302	(526)	(43)
Commodity contracts	402	144	(205)	(31)

Total derivatives classified as hedging instruments for accounting purposes	424	446	(731)	(74)

Derivatives not classified as hedging instruments for accounting purposes
US dollar interest rate contracts	—	—	(8)	(10)
Currency contracts	4	13	(1)	(30)
Commodity contracts	404	95	(135)	(51)

Total derivatives not classified as hedging instruments for accounting purposes	408	108	(144)	(91)

Total derivatives	832	554	(875)	(165)

US Dollar Interest Rate Contracts

Cash Flow Hedges

During the third quarter of 2008, we added $500 million of pay-fixed interest rate swaps that were designated as hedges against the movement of interest rates for an anticipated fixed-rate debt issuance. We issued the debt in September and subsequently closed out the swaps at a cost of $18 million. This hedge loss remains as a component of OCI and will be amortized as a component of interest expense over the 10-year term of the debt.

Non-hedge Contracts

We have a net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.

Currency Contracts

Cash Flow Hedges

Currency contracts have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$286 million, A$4,653 million and CLP52,023 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$56 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings; for expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the criterion in FAS 133. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Cash Flow Hedges

Diesel Fuel/Propane

Commodity contracts have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next five years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

Non-hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 198 thousand barrels of fuel do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of non-hedge fuel contracts are recorded in current period cost of sales.

Cash Flow Hedges

Copper

The copper-linked notes contain an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. At December 31, 2008, 53 million pounds of embedded fixed-price forward copper sales contracts were outstanding at a price of $3.08/lb. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales.

In addition to the embedded fixed-price forward copper sales contracts outstanding, there are 21 million pounds of copper forwards outstanding at an average price of $3.05/lb hedging future sales at Zaldívar.

Copper collar contracts totaling 129 million pounds have also been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with average strike prices of $3.00/lb and $3.80/lb respectively.

Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

We have purchased and sold call options on copper that, when combined with the aforementioned embedded fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb. At December 31, 2008, the notional amount of these options outstanding was 53 million pounds.

During 2008 we de-designated collar sell contracts for 153 million pounds and crystallized $213 million of gains in OCI, of which $192 million remains at year-end. These hedges were originally designated against future copper production at our Zaldívar and Osborne mines. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collar contracts as non-hedge contracts. When combined with existing non-hedge collar sell contracts, 198 million pounds of collar sell contracts were outstanding at December 31, 2008. The contracts contain purchased put and sold call options with an average strike of $3.09/lb and $3.88/lb, respectively.

During 2008 we entered into collar buy contracts for 198 million pounds to economically lock in the gains on the de-designated and existing non-hedge contracts. The contracts contain sold put and purchased call options with average strike prices of $1.57/lb and $2.01/lb, respectively.

These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. Changes in the fair value of these copper options are recorded in current period revenue.

Non-hedge Gains (Losses)

For the years ended December 31	2008	2007	2006	Income statement classification
Commodity contracts
Copper	$67	$48	$(14)	Revenue
Gold	19	(8)	7	Revenue
Silver	—	—	(5)	Cost of sales
Fuel	(30)	7	1	Cost of sales
Steel	(3)	—	—	Project expense
Currency contracts	(8)	(7)	—	Cost of sales/corporate administration/
				other income/expense/
				income tax expense
Interest rate contracts	(4)	(2)	8	Interest income/expense
Share purchase warrants	—	(1)	—	Other income/expense

	41	37	(3)
Hedge ineffectiveness	—	4	3	Various

	$41	$41	$—

Derivative Assets and Liabilities

	2008	2007
At January 1	$389	$178
Derivatives cash (inflow) outflow
Operating activities	(147)	(309)
Investing activities		23
Financing activities	23	197
Change in fair value of:
Non-hedge derivatives	(1)	33
Cash flow hedges
Effective portion	(301)	257
Ineffective portion	(6)	9
Share purchase warrants	—	(1)
Fair value hedges	—	2

At December 31	$(43)	$389

Classification:
Other current assets	$817	$334
Other assets	15	220
Other current liabilities	(440)	(100)
Other long-term obligations	(435)	(65)

	$(43)	$389

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges				Interest rate hedges
	Gold/ silver	Copper	Fuel	Operating costs	Administration costs	Capital expenditures		Cash balances	Long- term debt	Total
At December 31, 2005	$—	$—	$38	$102	$30	$39		$(2)	$(18)	$189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4		(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4	)(1)	1	1	77

At December 31, 2006	$17	$57	$21	$155	$14	$39		$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)		—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5	)(1)	3	1	(185)

At December 31, 2007	$15	$14	$79	$238	$27	$(1)		$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	582	(215)	(610)	(46)	5		—	(17)	(301)
Transfers to earnings:
On recording hedged items in earnings	(2)	(112)	(33)	(106)	(11)	(4)		—	1	(267)

At December 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—		$—	$(33)	$(213)

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization		Interest income	Interest expense
Portion of hedge gain (loss) expected to affect 2009 earnings(2)	$9	$484	$(109)	$(126)	$(23)	$3		$—	$(3)	$235

(1)	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
(2)	Based on the fair value of hedge contracts at December 31, 2008.

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counter party, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:

•	entering into derivatives with high credit-quality counterparties;

•	limiting the amount of exposure to each counterparty; and

•	monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

At December 31, 2008	S&P Credit rating
	AA– or higher	A– or higher	BBB or lower	Not rated	Total
Cash and equivalents(1), (2)	$231	$1,181	$25	$—	$1,437
Derivatives(2)	87	354	—	—	441
Accounts receivable	22	6	38	131	197

	$340	$1,541	$63	$131	$2,075

Number of counterparties	27	21	16

Largest counterparty (%)	26%	44%	21%

Concentrations of Credit Risk

At December 31, 2008	United States	Canada	Other Inter- national	Total
Cash and equivalents(1), (2)	$1,190	$86	$161	$1,437
Derivatives(3)	184	18	239	441
Accounts receivable	29	36	132	197

	$1,403	$140	$532	$2,075

(1)	Based on where the parent entity of the counterparties we transact with is domiciled.
(2)	The amounts presented reflect the outstanding bank balance held with institutions as at December 31, 2008.
(3)	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

e)	Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

21 ■ Fair Value Measurements

In 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value financial assets and financial liabilities. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination. The application of FAS 157 is not expected to have a significant impact on our methodology for measuring the fair value of these assets and liabilities, but will result in expanded disclosures.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, we adjust our valuation models to incorporate a measure of credit risk.

a)	Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at December 31, 2008

	Quoted prices in active markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash equivalents	$904	$—	$—	$904
Available-for-sale securities	31	—	—	31
Receivables from provisional copper and gold sales	—	50	—	50
Derivative instruments	—	(43)	—	(43)

	$935	$7	$—	$942

b)	Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Held-to-maturity securities
At January 1, 2008	$46
Impairment charge(1)	(39)
Sales(2)	(7)

At December 31, 2008	$—

(1)	In the first quarter, we recorded an impairment charge on ABCP of $39 million.
(2)	In the second quarter, we reached a settlement agreement with respect to ABCP for proceeds of $49 million.

c)	Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Due to the recent instability of the financial markets, counterparty credit risk has had a larger impact on our derivative valuations than in previous periods. The fair value of our derivative contracts is adjusted for credit risk based upon the observed credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)	Fair Value Information

At December 31	2008		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents(1)	$1,437	$1,437	$2,207	$2,207
Accounts receivable(1)	197	197	256	256
Available-for-sale securities(2)	31	31	96	96
Equity-method investments(3)	1,085	1,085	1,085	1,113
Derivative assets	832	832	554	554
Held-to-maturity securities(3)	—	—	46	46

	$3,582	$3,582	$4,244	$4,272

Financial liabilities
Accounts payable(1)	$970	$970	$808	$808
Long-term debt(4)	4,350	3,507	3,255	3,151
Derivative liabilities	875	875	165	165
Restricted share units(5)	120	120	100	100
Deferred share units(5)	5	5	4	4

	$6,320	$5,477	$4,332	$4,228

(1)	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.
(2)	Recorded at fair value. Quoted market prices are used to determine fair value.
(3)	Includes ABCP.
(4)

Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices.

(5)	Recorded at fair value based on our period-end closing market share price.

22 ■ Asset Retirement Obligations

Asset Retirement Obligations (AROs)

	2008	2007
At January 1	$966	$893
AROs acquired during the year	37	—
AROs arising in the period	56	53
Impact of revisions to expected cash flows
Recorded in earnings	9	6
Settlements
Cash payments	(40)	(33)
Settlement gains	(5)	(3)
Accretion	43	50

At December 31	1,066	966
Current portion	(93)	(74)

	$973	$892

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, charges of $9 million were recorded for changes in cost estimates for AROs at closed mines (2007: $6 million; 2006: $53 million).

At December 31	2008	2007
Operating mines
ARO increase(1)	$56	$53
ARO decrease(2)	(7)	—
Closed mines
ARO increase(3)	9	6

(1)	These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
(2)	Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.
(3)	For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, development projects and closed mines, accretion is recorded in amortization and accretion. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO.

Settlement gains/losses are recorded in Other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 8a).

23 ■ Other Non-current Liabilities

At December 31	2008	2007
Pension benefits (note 28)	$113	$87
Other post-retirement benefits (note 28)	29	27
Derivative liabilities (note 20c)	435	65
Restricted share units (note 27)	120	94
Deferred revenue	8	88
Other	76	70

	$781	$431

24 ■ Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income, other comprehensive income and goodwill based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of Deferred Income Tax Assets and Liabilities

At December 31	2008	2007
Deferred tax assets
Tax loss carry forwards	$657	$729
Alternative minimum tax (“AMT”) credits	251	247
Asset retirement obligations	366	342
Property, plant and equipment	232	279
Post-retirement benefit obligations	32	23
Derivative instruments	90	—
Accrued interest payable	70	45
Other	3	10

	1,701	1,675
Valuation allowances	(318)	(419)

	1,383	1,256
Deferred tax liabilities
Property, plant and equipment	(1,102)	(1,145)
Derivative instruments	—	(122)
Inventory	(162)	(98)
Other	(4)	(10)

	$115	$(119)

Classification:
Non-current assets	$869	$722
Non-current liabilities	(754)	(841)

	$115	$(119)

Expiry Dates of Tax Losses and AMT Credits

	2009	2010	2011	2012	2013+	No expiry date	Total
Tax losses(1)
Canada	$5	$—	$—	$—	$1,193	$—	$1,198
Australia	—	—	—	—	—	157	157
Barbados	—	—	—	—	967	—	967
Chile	—	—	—	—	—	684	684
Tanzania	—	—	—	—	—	230	230
U.S.	—	—	—	—	143	—	143
Other	—	4	—	—	—	50	54

	$5	$4	$—	$—	$2,303	$1,121	$3,433

AMT credits(2)	—	—	—	—	—	$251	$251

(1)	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2008.
(2)	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Net Deferred Tax Assets

	2008	2007
Gross deferred tax assets
Canada	$384	$494
Chile	41	117
Argentina	61	37
Australia	171	14
Tanzania	199	197
United States	289	225
Other	42	57

	1,187	1,141

Valuation allowances
Canada	(50)	(55)
Chile	(23)	(105)
Argentina	(61)	(26)
Australia	(9)	(2)
Tanzania	(30)	(30)
United States	(123)	(190)
Other	(22)	(11)

	$(318)	$(419)

Non-current assets	$869	$722

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

■	Historic and expected future levels of taxable income;

■	Tax plans that affect whether tax assets can be realized; and

■	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $334 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $169 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $123 million has been set up against deferred tax assets in the United States at December 31, 2008. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT taxpayer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

Source of Changes in Deferred Tax Balances

For the years ended December 31	2008	2007	2006
Temporary differences
Property, plant and equipment	$(3)	$24	$(1,111)
Asset retirement obligations	24	39	128
Tax loss carry forwards	(72)	(69)	546
Derivatives	212	(113)	52
Other	(2)	9	(17)

	$159	$(110)	$(402)
Net currency translation gains/(losses) on deferred tax balances	(98)	76	5
Canadian tax rate changes	—	(64)	(12)
Adjustment to deferred tax balances due to change in tax status(1)	—	—	31
Release of end of year Tanzanian valuation allowances	—	156	—
Release of other valuation allowances	175	88	53

	$236	$146	$(325)

Intraperiod allocation to:
Income from continuing operations before income taxes	$45	$174	$109
Placer Dome acquisition (note 3f)	—	—	(432)
Porgera mine acquisition (note 3d)	—	20	—
Cortez acquisition (note 3b)	11	—	—
Barrick Energy Inc. acquisition (note 3a)	(22)	—	—
Kainantu acquisition (note 3e)	(19)	—	—
Other acquisition	2	—	—
OCI (note 26)	219	(48)	(2)
Other	(2)	5	28

	$234	$151	$(297)

(1)	Relates to changes in tax status in Australia (note 9).

Unrecognized Tax Benefits

	2008	2007
Balance at January 1	$15	$20
Additions based on tax positions related to the current year	2	1
Additions for tax positions of prior years	40	—
Reductions for tax positions of prior years	—	(2)
Settlements	(11)	(4)

Balance at December 31(1), (2)	$46	$15

(1)	If recognized, the total amount of $46 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.
(2)	Includes interest and penalties of $1 million.

We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $21 to $22 million, related primarily to the expected settlement of Canadian and US income tax and Canadian mining tax assessments.

Tax Years Still Under Examination

Canada	2004–2008
United States	2005–2008
Peru	2004–2008
Chile(1)	2005–2008
Argentina	2003–2008
Australia	all years open
Papua New Guinea	2003–2008
Tanzania	all years open

(1)	In addition, operating loss carry forwards from earlier periods are still open for examination.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

25 ■ Capital Stock

a)	Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 872,738,664 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

In 2008, we declared and paid dividends in US dollars totaling $0.40 per share ($349 million) (2007: $0.30 per share, $261 million; 2006: $0.22 per share, $191 million).

b) Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2008, 0.5 million (2007: 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.3 million Barrick common shares (2007: 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share.

26 ■ Other Comprehensive Income (Loss) (“OCI”)

	2008	2007	2006
Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $105, $60, $61	$250	$223	$128
Investments, net of tax of $4, $7, $nil	37	46	12
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $nil	7	(7)	(28)

	$151	$119	$(31)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(301)	257	17
Changes in fair value of investments	(52)	58	43
Currency translation adjustments(1)	(54)	—	—
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	—	—	15
FAS 158 adjustments (note 28c):
Elimination of minimum pension liability	—	—	13
Net actuarial gain (loss)	(62)	19	(9)
Transition obligation (asset)	1	1	(2)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	(267)	(185)	77
Investments:
Other than temporary impairment charges	26	1	4
Gains realized on sale	(17)	(71)	(6)

Other comprehensive income (loss), before tax	(726)	80	152
Income tax recovery (expense) related to OCI	219	(48)	(2)

Other comprehensive income (loss), net of tax	$(507)	$32	$150

Accumulated OCI at December 31
Cash flow hedge gains (losses), net of tax of $89, $105, $60	(124)	250	223
Investments, net of tax of $nil, $4, $7	(2)	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil	(197)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $4	(33)	7	(7)

	$(356)	$151	$119

(1)	Represents currency translation adjustments for Barrick Energy.

27 ■ Stock-based Compensation

a)	Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2008, 7.4 million (2007: 10 million; 2006: 13 million) common shares, in addition to those currently outstanding, were available for granting options.

Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $25 million in 2008 (2007: $25 million; 2006: $27 million), and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2008 by $0.03 per share (2007: $0.03 per share, 2006: $0.03 per share).

Total intrinsic value relating to options exercised in 2008 was $61 million (2007: $58 million; 2006: $27 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2008		2007		2006
	Shares	Average price	Shares	Average price	Shares	Average price
C$ options
At January 1	7.1	$27	11.9	$28	14.7	$28
Issued on acquisition of Placer Dome	—	—	—	—	1.7	34
Exercised	(2.1)	28	(3.9)	28	(2.4)	26
Forfeited	—	—	(0.1)	29	(0.2)	27
Cancelled/expired	(0.2)	28	(0.8)	35	(1.9)	40

At December 31	4.8	$27	7.1	$27	11.9	$28

US$ options
At January 1	7.0	$28	7.7	$25	6.9	$24
Granted	2.8	34	1.4	40	1.1	30
Issued on acquisition of Placer Dome	—	—	—	—	1.0	19
Exercised	(0.8)	24	(1.7)	23	(0.9)	21
Forfeited	(0.1)	31	(0.3)	25	(0.4)	24
Cancelled/expired	—	—	(0.1)	22	—	25

At December 31	8.9	$28	7.0	$28	7.7	$25

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value(1) ($ millions)	Shares	Average price	Intrinsic value(1) ($ millions)
C$ options
$ 22 – $ 27	2.8	$24	3	$58	2.8	$24	$58
$ 28 – $ 31	2.0	29	5	30	2.0	29	30

	4.8	$26	4	$88	4.8	$26	$88

US$ options
$ 9 – $ 19	0.1	$13	4	$4	0.1	$13	$3
$ 20 – $ 27	5.0	25	4	58	3.2	24	41
$ 28 – $ 32	1.3	30	7	8	0.6	30	4
$ 33 – $ 42	2.5	42	6	(13)	0.3	41	(1)

	8.9	$30	5	$57	4.2	$26	$47

(1)	Based on the closing market share price on December 31, 2008 of C$44.71 and US$36.77.

Option Information

For the years ended December 31 (per share and per option amounts in dollars)	2008		2007		2006
Valuation assumptions	Lattice	(1), (2)	Lattice	(1), (2)	Lattice	(1), (2)
Expected term (years)	4.5 – 5.2		4.5 – 5		4.5 – 5
Expected volatility(2)	30% – 70%		30% – 38%		30% – 38%
Weighted average expected volatility(2)	43%		36.6%		31.6%
Expected dividend yield	0.7% – 1.5%		0.7% – 0.9%		0.7% – 0.9%
Risk-free interest rate(2)	0.25% – 5.1%		3.2% – 5.1%		4.3% – 5.1%

Options granted (in millions)	2.8		1.4		1.1
Weighted average fair value per option	$12.07		$12.91		$9.42

(1)	Different assumptions were used for the multiple stock option grants during the year.
(2)	The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2008, there was $42 million (2007: $33 million; 2006: $39 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of two years (2007: two years; 2006: two years).

b)	Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two and a half or three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset. Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2008, the weighted average remaining contractual life of RSUs was 1.90 years.

Compensation expense for RSUs was $33 million in 2008 (2007: $16 million; 2006: $6 million) and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2008 there was $84 million of total unamortized compensation cost relating to unvested RSUs (2007: $75 million; 2006: $36 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

	DSUs (thousands)	Fair value (millions)	RSUs (thousands)	Fair value (millions)
At December 31, 2005	47	$1.4	611	$16.4
Settled for cash	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted(1)	22	0.7	893	27
Converted to stock options(1)	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value	—	—	—	2.6

At December 31, 2006	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0

At December 31, 2007	100	$4.1	2,383	$100.2
Settled for cash	(4)	(0.1)	(348)	(10.3)
Forfeited	—	—	(262)	(10.6)
Granted	34	1.2	1,493	42.0
Credits for dividends	—	—	20	0.7
Change in value	—	(0.5)	—	(1.7)

At December 31, 2008	130	$4.7	3,286	$120.3

(1)	In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options.

c)	Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2008, 133 thousand units were outstanding.

d)	Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%–6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2008, Barrick contributed $0.5 million to this plan.

28 ■ Post-retirement Benefits

a)	Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $47 million in 2008, $49 million in 2007 and $36 million in 2006.

b)	Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2007, one of our qualified defined benefit plans in Canada was wound up. No curtailment gain or loss resulted and the obligations of the plans are expected to be settled at the end of 2009. Also in 2007, both of our defined benefit plans in Australia were wound up. No curtailment gain or loss resulted for either plan. In 2006, actuarial assumptions were amended for one of our qualified defined benefit plans in Canada and another one of our other plans in Canada was partially wound up; no curtailment gain or loss resulted for either plan. Also in 2006, one of our qualified defined benefit plans in the United States was amended to freeze benefits accruals for all employees, resulting in a curtailment gain of $8 million.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $9 million in 2008 (2007: $19 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended December 31	2008	2007	2006
Expected return on plan assets	$(19)	$(21)	$(20)
Service cost	—	2	4
Interest cost	21	21	22
Actuarial losses	1	1	1
Curtailment gains	—	—	(8)

	$3	$3	$(1)

c)	Pension Plan Information

Fair Value of Plan Assets

For the years ended December 31	2008	2007	2006
Balance at January 1	$293	$301	$166
Increase for plans assumed on acquisitions	9	—	127
Actual return on plan assets	(41)	31	35
Company contributions	12	10	10
Settlements	—	(14)	—
Benefits paid	(33)	(35)	(37)
Foreign currency adjustments	(3)	—	—

Balance at December 31	$237	$293	$301

At December 31	2008		2008
	Target(1)	Actual	Actual
Composition of plan assets:
Equity securities	43%	43%	$103
Fixed income securities	57%	57%	134

	100%	100%	$237

(1)	Based on the weighted average target for all defined benefit plans.

Projected Benefit Obligation (PBO)

For the years ended December 31	2008	2007
Balance at January 1	$364	$389
Increase for plans assumed on acquisition of 40% of Cortez	9	—
Service cost	—	2
Interest cost	21	21
Actuarial (gains) losses	4	1
Benefits paid	(33)	(35)
Foreign currency adjustments	(8)	—
Curtailments	—	(14)

Balance at December 31	$357	$364

Funded status(1)	$(120)	$(71)

ABO(2), (3)	$357	$254

(1)

Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $9 million at December 31, 2008).

(2)	For 2008, we used a measurement date of December 31, 2008 to calculate accumulated benefit obligations.
(3)	Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $326 million (2007: $254 million).

Pension Plan Assets/Liabilities

For the years ended December 31	2008	2007
Non-current assets	$—	$25
Current liabilities	(7)	(8)
Non-current liabilities	(113)	(87)
Other comprehensive income(1)	52	(9)

	$(68)	$(79)

(1)	Amounts represent actuarial (gains) losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2008 and 2007 were as follows:

For the years ended December 31	2008	2007
Projected benefit obligation, end of year	$326	$329
Fair value of plan assets, end of year	$205	$258

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007 were as follows:

For the years ended December 31	2008	2007
Projected benefit obligation, end of year	$357	$329
Accumulated benefit obligation, end of year	$326	$330
Fair value of plan assets, end of year	$205	$258

Expected Future Benefit Payments

For the years ending December 31
2009	$57
2010	29
2011	24
2012	24
2013	24
2014 – 2018	$116

d)	Actuarial Assumptions

For the years ended December 31	2008	2007	2006
Discount rate(1)
Benefit obligation	4.50 – 6.25%	4.50 – 6.30%	4.40 – 5.90%
Pension cost	4.50 – 6.25%	4.50 – 5.81%	4.40 – 5.90%
Return on plan assets(1)	3.75 – 7.00%	4.50 – 7.25%	7.00 – 7.25%
Wage increases	3.50 – 5.00%	3.50 – 5.00%	3.50 – 5.00%

(1)	Effect of a one-percent change: Discount rate: $25 million decrease in ABO and $1 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

e)	Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended December 31	2008	2007	2006
Interest cost	$2	$2	$2
Other	—	—	—

	$2	$2	$2

Fair Value of Plan Assets

For the years ended December 31	2008	2007	2006
Balance at January 1	$—	$—	$—
Contributions	2	2	3
Benefits paid	(2)	(2)	(3)

Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2008	2007	2006
Balance at January 1	$30	$37	$39
Interest cost	2	2	2
Actuarial (gains) losses	2	(7)	(1)
Benefits paid	(2)	(2)	(3)

Balance at December 31	$32	$30	$37

Funded status	(32)	(30)	(37)
Unrecognized net transition obligation	n/a	n/a	n/a
Unrecognized actuarial losses	n/a	n/a	n/a

Net benefit liability recorded	n/a	n/a	n/a

Other Post-retirement Assets/Liabilities

For the years ended December 31	2008	2007
Current liability	$(3)	$(3)
Non-current liability	(29)	(27)
Accumulated other comprehensive income	—	(1)

	$(32)	$(31)

Amounts recognized in accumulated other comprehensive income consist of:(1)

For the years ended December 31	2008	2007
Net actuarial loss (gain)	$1	$(2)
Transition obligation (asset)	(1)	1

	$—	$(1)

(1)	The estimated amounts that will be amortized into net periodic benefit cost in 2008.

We have assumed a health care cost trend of 8% in 2008, decreasing ratability to 5% in 2011 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2008 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2008.

Expected Future Benefit Payments

For the years ending December 31
2009	$3
2010	3
2011	3
2012	3
2013	2
2014 – 2018	$11

29 ■ Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009. The trial date has since been adjourned because of a settlement in principle among the parties. Efforts to finalize the settlement and seek the necessary Court approval are ongoing. No amounts have been accrued for any potential loss under this complaint.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom

Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ RFRA claim is based on the assertion that the Project and adjoining areas are sacred to certain Western Shoshone. On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. After a four day hearing, on January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits. The Plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Under the briefing schedule established by the Court of Appeals the Province’s initial brief in the Appeal was filed on August 15, 2008, the Company’s responsive brief was filed on September 15, 2008, and the Province’s reply brief was filed on October 15, 2008. Oral argument before the U.S. Court of Appeals is set for March 10, 2009. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. A hearing on the motion to dismiss originally set by the trial court for November 27, 2008 has been rescheduled for March 11, 2009.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

30 ■ SUBSEQUENT EVENTS AND FINANCE SUBSIDIARY

In March 2009, we issued $750 million in debt securities. On September 8, 2009, we announced a plan to eliminate all of our fixed priced (non-participating) gold contracts (the “Gold Hedges”) and a portion of our floating spot price (fully participating) gold contracts (together with the Gold Hedges, the “Gold Sales Contracts”). As a result of this decision, the mark-to-market position of $5.6 billion attributable to the Gold Sales Contracts and $0.1 billion related to our silver sales contracts (also impacted by our decision ) was recorded on the balance sheet as a liability in third quarter 2009 with a corresponding charge to earnings. In September 2009, we issued approximately 109 million common shares for gross proceeds of approximately $4.0 billion. On October 9, 2009, we incorporated a wholly-owned finance subsidiary, Barrick (PD) Australia Finance Pty Ltd. (ACN 139 909 934) (“BPDAF”), the sole purpose of which is to issue debt securities. On October 16, 2009, we issued $1.25 billion in debt securities through BPDAF comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Initial Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S. Barrick has fully and unconditionally guaranteed the Initial Notes. On November 6, 2009, we filed a preliminary short form prospectus and a registration statement in respect of the offer and issuance of up to $1.25 billion of debt securities through BPDAF comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “New Notes”) in exchange for the Initial Notes. The terms of the New Notes will be substantially identical to the terms of the Initial Notes, except that the New Notes will be registered under the Securities Act. Barrick will fully and unconditionally guarantee any New Notes issued by BPDAF.

SCHEDULE “B”

INTERIM FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF INCOME

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Sales (notes 4 and 5)	$2,096	$1,878	$5,952	$5,803

Costs and expenses
Cost of sales (notes 4 and 6)(1)	971	1,028	2,901	2,685
Amortization and accretion (notes 4 and 14)	282	262	810	767
Corporate administration	40	39	120	110
Exploration (notes 4 and 7)	43	55	110	152
Project development expense (note 7)	21	41	59	171
Elimination of gold and silver sales contracts (note 16E)	5,692	—	5,692	—
Impairment charges (note 8B)	158	—	158	—
Other expense (note 8A)	79	74	213	165

	7,286	1,499	10,063	4,050

Interest income	2	12	7	34
Interest expense (note 16B)	(12)	(7)	(28)	(21)
Other income (note 8C)	16	39	98	111
Write-down of investments (note 8B)	—	(112)	(1)	(151)

	6	(68)	76	(27)

Income (loss) before income taxes and other items	(5,184)	311	(4,035)	1,726
Income tax expense (note 9)	(141)	(25)	(377)	(426)
Income (loss) from equity investees (note 12)	(23)	(22)	(71)	(29)

Income (loss) before non-controlling interests	(5,348)	264	(4,483)	1,271
Non-controlling interests (note 8D)	(2)	(10)	(4)	(18)

Net income (loss)	$(5,350)	$254	$(4,487)	$1,253

Earnings (loss) per share data (note 10)
Net income (loss)
Basic	$(6.07)	$0.29	$(5.12)	$1.44
Diluted	$(6.07)	$0.29	$(5.12)	$1.42

(1)	Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income	$(5,350)	$254	$(4,487)	$1,253
Amortization and accretion (notes 4 and 14)	282	262	810	767
Income tax expense (note 9)	141	25	377	426
Income taxes paid	(44)	(141)	(264)	(498)
Impairment charges (note 8B)	158	112	159	151
Increase in inventory	(80)	(176)	(240)	(415)
Elimination of gold and silver sales contracts (note 16E)	5,692	—	5,692	—
Gain on sale/acquisition of long-lived assets (note 8C)	(4)	(9)	(86)	(13)
Other items (note 11)	116	217	17	96

Net cash provided by operating activities	911	544	1,978	1,767

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(535)	(571)	(1,610)	(1,162)
Sales proceeds	3	14	10	19
Acquisitions (note 3)	(53)	(396)	(101)	(2,122)
Investments (note 12)
Purchases	—	—	(2)	(16)
Sales	3	19	3	76
Decrease in restricted cash (note 16A)	—	—	113	—
Long-term supply contract	—	—	—	(35)
Other investing activities	(37)	(45)	(71)	(117)

Net cash used in investing activities	(619)	(979)	(1,658)	(3,357)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	10	1	31	71
Proceeds on common share offering (note 19)	3,885	—	3,885	—
Long-term debt (note 16B)
Proceeds	69	1,401	936	2,391
Repayments	(65)	(1,197)	(358)	(1,247)
Dividends	—	—	(174)	(174)
Funding from non-controlling interests	78	57	224	93
Deposit on silver contracts (note 6)	213	—	213	—
Other financing activities	(2)	—	(13)	—

Net cash provided by (used in) financing activities	4,188	262	4,744	1,134
Effect of exchange rate changes on cash and equivalents	13	(15)	30	(5)

Net increase (decrease) in cash and equivalents	4,493	(188)	5,094	(461)
Cash and equivalents at beginning of period (note 16A)	2,038	1,934	1,437	2,207

Cash and equivalents at end of period (note 16A)	$6,531	$1,746	$6,531	$1,746

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	As at September 30, 2009	As at December 31, 2008
ASSETS
Current assets
Cash and equivalents (note 16A)	$6,531	$1,437
Accounts receivable	210	197
Inventories (note 13)	1,537	1,309
Other current assets	532	1,169

	8,810	4,112
Non-current assets
Investments (note 12)	1,216	1,145
Property, plant and equipment (note 14)	12,636	11,547
Goodwill (note 15)	5,260	5,280
Intangible assets	67	75
Deferred income tax assets	851	869
Other assets	1,437	1,133

Total assets	$30,277	$24,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,093	970
Short-term debt	71	206
Other current liabilities	377	668

	1,541	1,844
Non-current liabilities
Long-term debt (note 16B)	5,060	4,350
Settlement obligation to close out gold and silver sales contracts (note 16E)	5,692	—
Asset retirement obligations	1,071	973
Deferred income tax liabilities	928	754
Other liabilities (note 18)	603	781

Total liabilities	14,895	8,702

Equity
Capital stock (note 19)	17,343	13,372
Retained earnings (deficit)	(2,400)	2,261
Accumulated other comprehensive income (loss) (note 20)	37	(356)

Total shareholders’ equity	14,980	15,277
Non-controlling interests	402	182

Total equity	15,382	15,459

Contingencies and commitments (notes 14 and 21)

Total liabilities and equity	$30,277	$24,161

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

Barrick Gold Corporation For the nine months ended September 30 (in millions of United States dollars) (Unaudited)	2009	2008
Common shares (number in millions)
At January 1	873	870
Issued on public equity offering (note 19)	109	—
Issued on exercise of stock options	1	2

At September 30	983	872

Common shares
At January 1	$13,372	$13,273
Issued on public equity offering (note 19)	3,926	—
Issued on exercise of stock options	31	71
Recognition of stock option expense	14	12

At September 30	17,343	13,356

Retained earnings (deficit)
At January 1	2,261	1,832
Net income (loss)	(4,487)	1,253
Dividends	(174)	(174)
Repurchase of preferred shares of a subsidiary (note 19)	—	(7)

At September 30	(2,400)	2,904

Accumulated other comprehensive income (loss) (note 20)	37	(100)
Total shareholders’ equity	14,980	16,160

Non-controlling interests
At January 1	182	82
Net loss attributable to non-controlling interests	4	18
Funding to non-controlling interests	216	93

At September 30	402	193

Total equity at September 30	$15,382	$16,353

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net income (loss)	$(5,350)	$254	$(4,487)	$1,253
Other comprehensive income (loss), net of tax (note 20)	133	(345)	393	(251)

Comprehensive income (loss)	$(5,217)	$(91)	$(4,094)	$1,002

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 > SIGNIFICANT ACCOUNTING POLICIES

A	Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”).

B	Use of Estimates

Significant Changes in Estimates

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to value beyond proven and probable (“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended September 30, 2009 was a decrease of $19 million (2008: $8 million decrease), and for the nine months ended September 30, 2009 was a decrease of $40 million (2008: $42 million decrease).

Asset Retirement Obligations (“AROs”)

Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During the three month period ended September 30, 2009, we recorded a $34 million increase (2008: $3 million increase) and during the nine month period ended September 30, 2009, we recorded an increase of $76 million (2008: $35 million) for changes in estimates of the AROs at various properties, including the acquisition of the 50% interest in Hemlo mines (note 3C). These adjustments were recorded with a corresponding adjustment to property, plant and equipment.

C	Accounting Changes

On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental U.S. GAAP. The Accounting Standards Codification (“ASC”) is not intended to change U.S. GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated our references to US GAAP to reflect the Codification.

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after October 1, 2009, with early adoption permitted. ASC 820 requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We intend to adopt ASU 2009-05 in fourth quarter 2009, which is expected to impact the fair value of our settlement obligation to close out gold and silver sales contracts.

Interim Disclosures about Fair Value of Financial Instruments

To enhance the transparency surrounding the treatment of financial instruments, this new guidance requires disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 17 for related disclosures.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, the new guidance requires disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this new guidance in the fourth quarter of 2008, has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. Refer to our 2008 annual financial statements for further details.

Disclosures about Derivative Instruments and Hedging Activities

In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 16.

Business Combinations

In first quarter 2009, we began applying the new provisions for business combinations for business combinations consummated in December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated previously.

The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion is recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, where as under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the provisions for non-controlling interests. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The new provisions are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $402 million as at September 30, 2009 (December 31, 2008: $182 million).

D	Accounting Developments

Amendments	to Accounting for VIEs

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE and how often this assessment should be performed. Based on our preliminary assessment, we do not expect these changes to have a significant impact on our financial statements.

3 > ACQUISITIONS AND DIVESTITURES

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Cash paid on acquisition(1)
Valhalla	$53	$—	$53	$—
Hemlo	—	—	50	—
Barrick Energy	—	448	—	448
Arizona Star	—	—	—	48
Cortez	—	—	—	1,695
Other	—	—	—	4

	$53	$448	$103	$2,195
Less: cash acquired	—	(52)	(2)	(73)

	$53	$396	$101	$2,122

(1)	All amounts represent gross cash paid on acquisition or received on divestiture.

A	Acquisition of 70% interest in El Morro

On October 12, 2009, we entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. The transaction is expected to close by January 30, 2010, subject to the expiration or waiver of New Gold Inc.’s right of first refusal, which expires on January 11, 2009, and other customary closing considerations.

B	Acquisition of 50% interest in Valhalla

On September 27, 2009, we entered into a purchase agreement to acquire a 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This asset acquisition will increase the production capacity of Barrick Energy by approximately 800 barrels of oil equivalent (“boe”)/day in fourth quarter 2009 and 900 boe/day in 2010.

C	Acquisition of 50% interest in Hemlo

On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd. for net cash consideration of $48 million, thereby increasing our interest to 100%. Following this transaction, in accordance with the new requirements for step acquisitions in ASC 805, we remeasured our existing 50% interest in the assets and liabilities of Hemlo to their current fair values. This remeasurement resulted in an increase in property, plant and equipment and deferred tax liabilities of $96 million and $34 million respectively, and a reduction in goodwill of $20 million. The net gain on the acquisition of the remaining 50% interest in Hemlo of $72 million was recognized in other income (note 8C).

The tables below represent the purchase cost, our final purchase price allocation, and the bargain purchase of the acquisition of the remaining 50% interest in Hemlo.

Purchase Cost

Purchase cost	$65
Purchase price adjustment	(15)
Less: cash acquired	(2)

$48

Summary Purchase Price Allocation

Current assets	$10
Property, plant and equipment
Building, plant and equipment	25
Capitalized development costs	21
Capitalized reserve acquisition costs	81

Total Assets	137

Current liabilities	8
Asset retirement obligations	32
Deferred income tax liabilities	21

Total liabilities	61

Net assets acquired	$76

D	Barrick Energy Inc. (“Barrick Energy”)

In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for net cash consideration of $336 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we renamed Cadence as Barrick Energy.

In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enables us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We have determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.

The tables below represent the purchase cost and the final purchase price allocation for the acquisition of Barrick Energy.

Purchase Cost

Purchase cost	$377
Less: cash acquired	(41)

$336

Summary Purchase Price Allocation

Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Building, plant and equipment	68
Goodwill	96

Total assets	467

Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22

Total liabilities	131

Net assets acquired	$336

E	Disposition of Henty mine

On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in Australia for consideration of $4 million cash, adjusted for the benefit of production from July 1, 2009 and $2 million in Bendigo shares. We are accounting for our investment in Bendigo as available-for-sale securities. Barrick will also receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $5 million was recorded on the sale and recognized in other income (note 8C).

The results of operations for the Henty mine were included with our continuing operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheet until the date the agreement was finalized.

4 > SEGMENT INFORMATION

Income Statement Information

	Sales		Cost of sales		Segment income (loss)(1), (2)
For the three months ended September 30	2009	2008	2009	2008	2009	2008
Gold
North America	$688	$649	$366	$405	$215	$152
South America	474	430	123	131	315	259
Australia Pacific	454	397	277	274	102	52
Africa	218	117	106	78	82	23
Copper
South America	198	217	73	100	109	99
Australia Pacific	50	57	17	37	33	5
Capital Projects	—	—	—	—	(38)	(40)
Other	14	11	9	3	(4)	5

	$2,096	$1,878	$971	$1,028	$814	$555

	Sales		Cost of sales		Segment income (loss)(1), (2)
For the nine months ended September 30	2009	2008	2009	2008	2009	2008
Gold
North America	$2,106	$1,864	$1,110	$1,050	$700	$554
South America	1,250	1,391	365	380	781	877
Australia Pacific	1,327	1,204	826	700	278	307
Africa	474	426	258	238	153	133
Copper
South America	627	721	265	215	307	450
Australia Pacific	130	186	51	99	76	44
Capital Projects	—	—	—	—	(107)	(169)
Other	38	11	26	3	(11)	5

	$5,952	$5,803	$2,901	$2,685	$2,177	$2,201

(1)

Segment income (loss) represents segment sales, less cost of sales, less segment amortization and accretion. For the three months ended September 30, 2009, accretion expense was $16 million (2008: $14 million), for the nine months ended September 30, 2009, accretion expense was $45 million (2008: $41 million), see note 14 for further details. Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

(2)	Accretion expense related to capital projects is included within amortization and accretion. All other amounts related to the capital projects segments are included within project development expense.

	Exploration(1)		Regional business unit costs(1)
For the three months ended September 30	2009	2008	2009	2008
North America(2)	$22	$23	$12	$15
South America	5	7	8	7
Australia Pacific	10	18	12	5
Africa	3	4	8	4
Capital Projects	—	1	—	—
Other expense outside reportable segments	3	2	—	—

	$43	$55	$40	$31

	Exploration(1)		Regional business unit costs(1)
For the nine months ended September 30	2009	2008	2009	2008
North America(2)	$49	$64	$34	$36
South America	16	28	21	21
Australia Pacific	33	41	34	31
Africa	6	12	23	13
Capital Projects	1	2	—	—
Other expense outside reportable segments	5	5	—	1

	$110	$152	$112	$102

(1)	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.
(2)	In 2009, regional business unit costs include costs for Barrick Energy.

Reconciliation of Segment Income

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Segment income	$814	$555	$2,177	$2,201
Amortization of corporate assets	(9)	(7)	(43)	(19)
Exploration	(43)	(55)	(110)	(152)
Other project expenses	(12)	(24)	(30)	(40)
Corporate administration	(40)	(39)	(120)	(110)
Other expense	(79)	(74)	(213)	(165)
Impairment charges	(158)	(112)	(159)	(151)
Interest income	2	12	7	34
Interest expense	(12)	(7)	(28)	(21)
Elimination of gold and silver sales contracts	(5,692)	—	(5,692)	—
Other income	16	39	98	111
Loss from capital projects held through equity investees	29	23	78	38

Income before income taxes and other items	$(5,184)	$311	$(4,035)	$1,726

Asset Information

	Amortization		Segment capital expenditures(1)
For the three months ended September 30	2009	2008	2009	2008
Gold
North America	$100	$86	$138	$82
South America	33	37	31	19
Australia Pacific	72	67	44	46
Africa	29	16	26	45
Copper
South America	15	17	7	23
Australia Pacific	—	15	—	5
Capital Projects	—	—	316	272
Other	8	3	9	—

Segment total	257	241	571	492
Other items not allocated to segments	9	7	8	28

Enterprise total	$266	$248	$579	$520

Asset Information
	Amortization		Segment capital expenditures(1)
For the nine months ended September 30	2009	2008	2009	2008
Gold
North America	$276	$241	$392	$217
South America	95	126	100	56
Australia Pacific	214	188	111	131
Africa	60	53	80	89
Copper
South America	53	54	27	52
Australia Pacific	2	42	5	19
Capital Projects	—	—	927	563
Other	22	3	20	—

Segment total	722	707	1,662	1,127
Other items not allocated to segments	43	19	19	76

Enterprise total	$765	$726	$1,681	$1,203

(1)

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2009, cash expenditures were $535 million (2008: $571 million) and the increase in accrued expenditures were $44 million (2008: $51 million decrease), for the nine months ended September 30, 2009, cash expenditures were $1,610 million (2008: $1,162 million) and the increase in accrued expenditures were $71 million (2008: $41 million increase).

5 > REVENUE

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Gold bullion sales(1), (2)
Spot market sales	1,791	1,580	5,038	4,782
Concentrate sales(3)	43	13	119	103

	$1,834	$1,593	$5,157	$4,885
Copper sales(1), (4)
Copper cathode sales	$214	$218	$667	$713
Concentrate sales	34	56	90	194

	$248	$274	$757	$907

Oil and gas sales(5)	$14	$11	$38	$11

(1)	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 16C and 20).
(2)

Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended September 30, 2009: $15 million gain (2008: $7 million gain), nine months ended September 30, 2009: $38 million gain (2008: $2 million gain).

(3)

Concentrate sales include gains and losses on embedded derivatives in smelting contracts: For the three months ended September 30, 2009: $0.2 million gain (2008: $0.4 million loss), nine months ended September 30, 2009: $0.6 million gain (2008: $0.7 million gain).

(4)

Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended September 30, 2009: $10 million loss (2008: $7 million gain), nine months ended September 30, 2009: $48 million loss (2008: $24 million gain). Sales also include gains and losses on embedded derivatives in copper smelting contracts: For the three months ended September 30, 2009: $1 million loss (2008: $19 million loss), nine months ended September 30, 2009: $1 million loss (2008: $19 million loss).

(5)	Represents Barrick Energy.

Gold Sales Contracts

On September 8, 2009, we announced a plan to eliminate all of our fixed priced (non-participating) gold contracts (the “Gold Hedges”) and a portion of our floating spot price (fully participating) gold contracts (the “Floating Contracts”). Refer to note 16E for further details.

Provisional Copper and Gold Sales

We had the following revenues before treatment and refining charges subject to final price adjustments:

At September 30	2009	2008
Copper	$24	$109
Gold	17	12

The final price adjustments realized were as follows:

Gain (loss)	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Copper	$12	$(15)	$49	$18
Gold	$(1)	—	$(2)	2

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended September 30	2009	2008	2009	2008	2009	2008
Cost of goods sold(1)	$831	$814	$89	$136	$7	$1
Unrealized losses (gains) on non-hedge contracts	3	33	—	—	—	—
By-product revenues(2)	(21)	(16)	—	(1)	—	—
Royalty expense	52	48	1	2	2	2
Mining production taxes	7	9	—	—	—	—

	$872	$888	$90	$137	$9	$3

	Gold		Copper		Oil & Gas
For the nine months ended September 30	2009	2008	2009	2008	2009	2008
Cost of goods sold(1)	$2,426	$2,276	$316	$311	$20	$1
Unrealized losses (gains) on non-hedge contracts	(5)	(2)	—	—	—	—
By-product revenues(2)	(46)	(83)	(1)	(2)	—	—
Royalty expense	155	152	1	5	6	2
Mining production taxes	29	25	—	—	—	—

	$2,559	$2,368	$316	$314	$26	$3

(1)

Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $2 million for the three months ended September 30, 2009 (2008: $49 million) and $3 million for the nine months ended September 30, 2009 (2008: $56 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $257 million in the three months ended September 30, 2009 (2008: $241 million) and $722 million in the nine months ended September 30, 2009 (2008: $707 million).

(2)

Prior to September 2009, we used silver sales contracts to sell a portion of silver produced as a by-product. In September 2009, we announced a plan to eliminate all of our fixed-priced and a portion of our floating spot price contracts. Refer to note 16E for further details.

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. Barrick will receive a cash deposit of $625 million payable over three years, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

In third quarter 2009, we received a cash deposit of $212.5 million which is recorded in other non-current liabilities on the Consolidated Balance Sheet. Provided that construction continues to progress at Pascua-Lama, we will receive additional cash deposits of $137.5 million on each of the next three anniversary dates of the agreement. Imputed interest expense will be recognized on these deposits at the rate implicit in the agreement. The deposit plus accumulated accrued interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Exploration:
Minesite exploration	$16	$25	$34	$56
Projects	27	30	76	96

	$43	$55	$110	$152

Project development expense:
Sedibelo	2	1	7	10
Fedorova	1	7	2	17
Pueblo Viejo(1)	(2)	(15)	(3)	39
Buzwagi(2)	—	—	—	1
Pascua-Lama	5	9	10	17
Kainantu	2	11	6	24
Pinson	—	3	2	8
Other	1	1	5	15

	9	17	29	131

Other project expenses	12	24	30	40

	$21	$41	$59	$171

(1)

Effective January 1, 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and have begun capitalizing the cost of project activities. In 2009, the costs above represent 100% of start-up costs. We record a non-controlling interest recovery for our partner’s share of these expenditures within “non-controlling interests” in the income statement. In 2009, the costs include a reimbursement of historical remediation expenditures.

(2)	In second quarter 2009, production began at our Buzwagi mine and we began amortizing mine property, plant and equipment.

8 > OTHER EXPENSE

A	Other Expense

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Regional business unit costs(1)	$40	$31	$112	$102
Community development costs(2)	3	6	11	23
Environmental remediation costs	3	2	11	10
World Gold Council fees	4	3	11	8
Currency translation losses	3	15	7	8
Pension and other post-retirement benefit expense	1	—	4	1
Restructuring costs	9	1	20	1
Other	16	16	37	12

	$79	$74	$213	$165

(1)	Relates to costs incurred at regional business unit offices.
(2)	Amounts mainly relate to community programs in Peru, Argentina and Tanzania.

B	Impairment Charges

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Write-down of assets(1)	$158	$—	$158	$—
Write-down of investments(2)	—	112	1	151

	$158	$112	$159	$151

(1)

In the third quarter of 2009, an impairment charge of $158 million was recorded to reduce the carrying amount to the estimated fair value for Sedibelo and its related assets. Refer to note 14C for further details.

(2)	In the third quarter of 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior gold mining companies.

C	Other Income

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Gain on sale of assets	$4	$9	$14	$13
Gain on sale of investments (note 12)(1)	3	13	3	59
Gain on acquisition of Hemlo (note 3C)(2)	—	—	72	—
Royalty income	2	6	4	23
Interest income	2	2	5	7
Non-hedge derivative gains	5	—	—	—
Changes in estimates of AROs	—	9	—	9

	$16	$39	$98	$111

(1)	In the second quarter of 2008, we sold Asset-Backed Commercial Paper for proceeds of $49 million.
(2)

In the second quarter of 2009, we completed the acquisition of the remaining 50% interest in Hemlo. We grossed up our 50% interest in the assets and liabilities of Hemlo held prior to this transaction to their current fair values. The net gain recognized on the acquisition was $72 million. Refer to note 3C for further details.

D	Non-controlling Interests

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Pueblo Viejo project	$—	$—	$—	$16
Tulawaka mine	(2)	(10)	(4)	(34)

	$(2)	$(10)	$(4)	$(18)

9 > INCOME TAX EXPENSE

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Current	$98	$109	$373	$436
Deferred	43	(84)	4	(10)

	$141	$25	$377	$426

Actual effective tax rate	(3%)	8%	(9%)	25%
Impact of elimination of gold and silver sales contracts	37%	—	34%	—
Impact of impairment charges	(7%)	—	(2%)	—
Impact of gain on acquisition of Hemlo	—	—	1%	—
Release of valuation allowance	—	33%	—	10%
Increase to unrecognized tax benefits	—	(3%)	—	(2%)
Impact of net currency translation gains/(losses) on deferred tax balances	1%	(8%)	1%	(3%)
Canadian Functional Currency Election	—	—	4%	—

Estimated effective tax rate on ordinary income	28%	30%	29%	30%

The primary reasons why our effective income tax rate on ordinary income differs from the 33% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.

Change to Unrecognized Tax Benefits

In third quarter 2009, we made an addition of $3 million to unrecognized tax benefits, in respect of tax positions of prior years.

In third quarter 2009, we made payments of $1 million in settlement of Canadian unrecognized tax benefits. In second quarter 2009, we made payments of $1 million and in first quarter 2009, we made payments of $15 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $6 to $7 million related primarily to the expected settlement of US income tax and Canadian income and mining tax assessments.

Release of Valuation Allowance

In third quarter 2008, due to our ability to implement an internal reorganization, we released $101 million of valuation allowances primarily related to tax loss carry forwards in a foreign subsidiary.

In second quarter 2008, due to the impact of higher market gold prices, we released $74 million of valuation allowances related to U.S. Alternative Minimum tax credits.

10 > EARNINGS (LOSS) PER SHARE

($ millions, except shares in millions and per share amounts in dollars)	Three month period ended September 30				Nine month period ended September 30
	2009		2008		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) available to common shareholders	$(5,350)	$(5,350)	$254	$254	$(4,487)	$(4,487)	$1,253	$1,253
Plus: interest on convertible debentures	—	—	—	2	—	—	—	4

Net Income (loss)	(5,350)	(5,350)	254	256	(4,487)	(4,487)	1,253	1,257

Weighted average shares outstanding	882	882	872	872	876	876	872	872
Effect of dilutive securities
Stock options	—	—	—	3	—	—	—	4
Convertible debentures	—	—	—	9	—	—	—	9

	882	882	872	884	876	876	872	885

Earnings per share
Net income (loss)	$(6.07)	$(6.07)	$0.29	$0.29	$(5.12)	$(5.12)	$1.44	$1.42

11 > OPERATING CASH FLOW – OTHER ITEMS

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Adjustments for non-cash income statement items:
Currency translation losses (note 8A)	$3	$15	$7	$8
Amortization of discount/premium on debt securities	(2)	(2)	(6)	(7)
Stock option expense	5	3	14	12
Loss from equity investees (note 12)	23	22	71	29
Non-controlling interests (note 8D)	2	10	4	18
Gain on sale of investments (note 8C)	(3)	(13)	(3)	(59)
Inventory impairment charges (note 13)	2	49	3	56
Net change in working capital items, excluding inventory and income taxes payable	99	142	(46)	64
Settlement of AROs	(13)	(9)	(27)	(25)

Other net operating activities	$116	$217	$17	$96

Operating cash flow includes payments for:
Interest costs	$69	$30	$211	$142

12 > INVESTMENTS

	At Sept.30, 2009	At Dec.31, 2008
Available-for-sale securities	$63	$31
Other investments	30	29
Equity investments	1,123	1,085

	$1,216	$1,145

	At Sept.30, 2009		At Dec.31, 2008
	Fair(1) value	Gains (losses) in OCI	Fair value	Gains (losses) in OCI
Available-for-sale Securities
Securities in an unrealized gain position
Equity securities	54	28	14	3

Securities in an unrealized loss position
Benefit plans(2)
Fixed-income	2	—	2	—
Equity	6	—	7	(3)
Other equity securities(3)	1	—	8	(2)

	9	—	17	(5)

	63	28	31	(2)

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.(4)	30	—	29	—

	$93	$28	$60	$(2)

(1)	Refer to note 17 for further information on the measurement of fair value.
(2)

Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(3)	Other equity securities in a loss position consist of investments in various junior mining companies.
(4)	The long-term loan receivable is measured at amortized cost.

Gains on Investments Recorded in Earnings

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Gains realized on sales	$3	$13	$3	$59
Cash proceeds from sales	$3	$19	$3	$76

Impairment Charges

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Impairment charges	$—	$112	$1	$151

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Kabanga	Total
At January 1, 2009	$35	$157	$815	$78	$—	$1,085
Equity pick-up	7	(33)	(16)	(16)	(13)	(71)
Capitalized interest	—	6	35	3	—	44
Funding	—	24	18	8	15	65

At September 30, 2009	$42	$154	$852	$73	$2	$1,123

Publicly traded	Yes	No	No	No	No

13 > INVENTORIES

	Gold		Copper
	At Sept.30 2009	At Dec.31 2008	At Sept.30 2009	At Dec.31 2008
Raw materials
Ore in stockpiles	$953	$825	$68	$41
Ore on leach pads	197	161	166	189
Mine operating supplies	503	434	25	34
Work in process	211	188	12	8
Finished products
Gold doré/bullion	53	65	—	—
Copper cathode	—	—	28	13
Copper concentrate	—	—	40	18
Gold concentrate	22	21	—	—

	1,939	1,694	339	303
Non-current ore in stockpiles(1)	(633)	(595)	(108)	(93)

	$1,306	$1,099	$231	$210

(1)	Ore that we do not expect to process in the next 12 months is classified within other assets.

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Inventory impairment charges	$2	$49	$3	$56

Purchase Commitments

At September 30, 2009, we had purchase obligations for supplies and consumables of approximately $1,167 million.

14 > PROPERTY, PLANT AND EQUIPMENT

A	Unamortized Assets

Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying amount at Sept.30, 2009	Carrying amount at Dec.31, 2008
Exploration projects and other land positions
PNG land positions	$182	$171
Other	26	26
Value beyond proven and probable reserves at producing mines	423	525
Capital Projects
Pascua-Lama	926	777
Pueblo Viejo	1,075	439
Sedibelo	6	123
Buzwagi(1)	—	495
Punta Colorado Wind Farm	110	82

	$2,748	$2,638

(1)	In second quarter 2009, production began at our Buzwagi mine and we began amortizing mine property, plant and equipment.

B	Amortization and Accretion

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Amortization	$266	$248	$765	$726
Accretion	16	14	45	41

	$282	$262	$810	$767

C	Impairment Evaluations

We completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa in 2008 meeting the conditions for a 10% interest in the property. We also hold the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In the first half of 2009, due to a change in the economics for platinum group metals (“PGM”), we conducted a thorough review of development alternatives to maximize the project’s potential. Failing a decision in fourth quarter 2009 to develop the Sedibelo project, Barrick’s partner has 90 days to purchase Barrick’s 10% interest by reimbursing Barrick for direct and proven costs of prospecting activities and the cost of compiling the BFS. After conducting a thorough review of development alternatives, we have decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values.

There is no active market for our investment in Sedibelo, and consequently, we used an income approach, being the net present value of expected future cash flows, to determine its fair value. Based on this approach, the fair value assigned to our 10% investment in Sedibelo and the related PP&E was $6 million, resulting in an impairment charge of $122 million. We took an additional impairment charge of $36 million which was primarily attributable to water rights related to the project that were classified in Intangible assets.

D	Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $721 million at September 30, 2009 for construction activities at our capital projects.

15 > GOODWILL

In first quarter 2009, our Plutonic gold mine in Australia reported a reduction in reserves at the end of 2008. As a result of the decline in reserves there is an increased risk of a goodwill impairment occurring should there be a further decline in economic factors affecting the mine. We determined that it was appropriate to assess the carrying amount of goodwill associated with Plutonic for potential impairment. No impairment charges were booked in the first quarter as a result of this assessment.

In second quarter 2009, we acquired the remaining 50% interest in our Hemlo mine resulting in a $20 million reduction of goodwill (note 3C).

16 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A	Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

B	Long-Term Debt

Interest costs

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Incurred	$79	$58	$228	$167
Capitalized	(67)	(51)	(200)	(146)

Interest expensed	$12	$7	$28	$21

For the three months ended September 30, 2009, Cortez Hills, Pascua-Lama, Pueblo Viejo, Donlin Creek, Reko Diq, Cerro Casale, Sedibelo, PNG land positions, Kabanga, Golden Sunlight and Punta Colorado Wind farm qualified for interest capitalization. Buzwagi qualified for capitalization until May 1, 2009, when it went into production.

Bond Offerings

On October 13, 2009, we announced the issuance of $1,250 million of debt securities consisting of $400 million of 4.95% notes due in 2020 and $850 million of 5.95% notes due in 2039.

In first quarter 2009, we issued an aggregate of $750 million of notes that mature in 2019. The 10-year notes have a coupon rate of 6.95%.

In October 2006, we issued $1 billion of Copper-Linked Notes. During the first three years, the full $1 billion obligation of these notes was to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At September 30, 2009, all of the required copper had been delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we reborrowed $1 billion. As the copper-linked equivalent was repaid, the fixed US dollar obligation increased ($62 million during the third quarter of 2009).

Repayments

In second quarter 2009, we repaid the $113 million drawn on our demand financing facility and terminated the facility. An equal amount required to be placed on deposit that was included in restricted cash has been released.

C	Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold and copper

• Cost of sales

• Consumption of diesel fuel, propane and natural gas	• Prices of diesel fuel, propane and natural gas

• Non-US dollar expenditures	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

• By-product credits	• Prices of silver and copper

• Corporate administration, exploration and business development costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

• Capital expenditures

• Non-US dollar capital expenditures	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR and PGK

• Consumption of steel	• Price of steel

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed-rate debt	• US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our hedging program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the ASC 815 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict ASC 815 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of our derivative contracts is adjusted for credit risk based upon the observed credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Summary of Derivatives at September 30, 2009

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount			Fair value (USD)
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- Hedge
US dollar interest rate contracts
Net pay-fixed swap positions (millions)	$(75)	$—	$—	$(75)	$—	$—	$(75)	$(6)

Currency contracts
C$:US$ contracts (C$ millions)	300	58	—	358	358	—	—	8
A$:US$ contracts (A$ millions)	1,342	2,358	820	4,520	4,517	—	3	301
CLP:US$ contracts (CLP millions)	30,198	6,060	—	36,258	36,258	—	—	2
EUR:US$ contracts (EUR millions)	28	19	—	47	47	—	—	3
PGK:US$ contracts (PGK millions)	60	—	—	60	60	—	—	(1)

Commodity contracts
Copper sold forward contracts (millions of pounds)	4	—	—	4	4	—	—	2
Copper collar sell contracts (millions of pounds)	289	61	—	350	300	—	50	8
Copper collar buy contracts (millions of pounds)	50	—	—	50	—	—	50	45
Diesel contracts (thousands of barrels)(1)	1,882	1,583	580	4,045	4,005	—	40	(43)
Propane contracts (millions of gallons)	17	3	—	20	17	—	3	(6)
Natural gas contracts (thousands of gigajoules)	546	184	—	730	—	—	730	—
Electricity contracts (thousands of megawatt hours)	15	11	—	26	—	—	26	(1)

(1)

Diesel commodity contracts represent a combination of WTI and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Sept. 30, 2009		At Dec. 31, 2008		At Sept. 30, 2009		At Dec. 31, 2008
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments under ASC 815
Currency contracts	Other assets	$330	Other assets	$22	Other liabilities	$20	Other liabilities	$526
Commodity contracts	Other assets	72	Other assets	402	Other liabilities	129	Other liabilities	205

Total derivatives classified as hedging instruments under ASC 815		$402		$424		$149		$731

Derivatives not designated as hedging instruments under ASC 815
US dollar interest rate contracts	Other assets	$2	Other assets	$—	Other liabilities	$8	Other liabilities	$8
Currency contracts	Other assets	7	Other assets	4	Other liabilities	4	Other liabilities	1
Commodity contracts	Other assets	74	Other assets	404	Other liabilities	12	Other liabilities	135

Total derivatives not designated as hedging instruments under ASC 815		$83		$408		$24		$144

Total derivatives		$485		$832		$173		$875

US Dollar Interest Rate Contracts

Non-hedge Contracts

We have a $75 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.

Currency Contracts

Cash Flow Hedges

During the quarter, currency contracts totaling C$241 million, EUR 16 million, PGK 60 million, and CLP 12,000 million have been designated against forecasted non-US dollar denominated expenditures. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.

Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$317 million, A$4,325 million, PGK 60 million and CLP 36,258 million portions of the contracts, we have concluded that the hedges are 100% effective under ASC 815 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For A$137 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under ASC 815. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$41 million, A$55 million and EUR 47 million hedge, effectiveness is assessed using the dual spot method under ASC 815, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the criterion in ASC 815. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Diesel Fuel/Propane

Cash Flow Hedges

During the quarter, we entered into 614 thousand barrels of WTI/ULSD crack spread swaps, 270 thousand barrels of MOPS forwards and 12 million gallons of propane designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge on variability in market prices on the cost of future fuel purchases over the next five years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under ASC 815. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

On April 1, 2009, Barrick entered a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the ULSD index. We have continued to hedge our exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between ULSD and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing will continue to be assessed using the hypothetical derivative method under ASC 815.

Non-hedge Contracts

Non-hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 40 thousand barrels of fuel and 3 million gallons of propane do not meet the “highly effective” criterion in ASC 815 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Non-hedge electricity contracts of 24 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. We also have 730 thousand gigajoules of natural gas contracts that are used to mitigate the risk of price changes on natural gas sales at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of non-hedge fuel contracts are recorded in current period cost of sales.

Copper

Cash Flow Hedges

At September 30, 2009, we had 4 million pounds of copper forwards outstanding at an average price of $3.15/lb hedging future sales at Zaldívar.

Copper collar contracts totaling 300 million pounds have also been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with average strike prices of $2.29/lb and $3.46/lb, respectively.

Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

During fourth quarter 2008, we de-designated collar sell contracts for 153 million pounds and crystallized $213 million of gains in OCI, of which $46 million remains at quarter-end. At the time of de-designation, we combined them with existing non-hedge contracts for a total of 198 million pounds. These hedges were originally designated against future copper production at our Zaldívar and Osborne mines. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collars as non-hedge contracts. At September 30, 2009, we had 50 million pounds of collar sell contracts outstanding. The contracts contain purchased put and sold call options with an average strike of $3.00/lb and $4.20/lb, respectively.

During fourth quarter 2008, we entered into collar buy contracts for 198 million pounds to economically lock in the gains on the de-designated and existing non-hedge contracts. The remaining contracts contain sold put and purchased call options with average strike prices of $1.57/lb and $2.01/lb, respectively. At September 30, 2009, 50 million pounds of collar buy contracts were outstanding.

These contracts are not designated as cash flow hedges under ASC 815. Changes in the fair value of these copper options are recorded in current period revenue. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Gains (Losses)

	Three month period ended September 30		Nine month period ended September 30		Income statement classification
	2009	2008	2009	2008
Commodity contracts
Copper	$(6)	$—	$(45)	$22	Revenue
Fuel	(3)	(36)	1	2	Cost of sales
					Cost of sales/corporate administration/other
Currency contracts	3	(12)	(2)	—	income/expense/income tax expense
Interest rate contracts	(1)	(1)	(4)	(2)	Interest income/expense

	(7)	(49)	(50)	22

Hedge ineffectiveness	(1)	3	—	(3)
Amounts excluded from effectiveness test	(1)	—	—

	$(9)	$(46)	$(50)	$19

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges		Total
	Gold/ Silver	Copper	Fuel	Operating costs	Administration costs	Capital expenditures	Cash balances	Long-term debt
At Dec. 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—	$—	$(33)	$(213)
Effective portion of change in fair value of hedging instruments	—	(211)	41	750	21	20	—	—	621
Transfers to earnings:
On recording hedged items in earnings	(6)	(239)	82	21	9	(2)	—	2	(133)

At September 30, 2009	$7	$34	$(46)	$293	$—	$18	$—	$(31)	$275

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization	Interest income	Interest expense
Portion of hedge gain (loss) expected to affect earnings over the next 12 months(1)	$5	$37	$(50)	$102	$—	$3	$—	$(3)	$94

(1)	Based on the fair value of hedge contracts at September 30, 2009.

Cash Flow Hedge Gains (Losses) at September 30

Derivatives in cash flow hedging relationships	Amount of Gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income (Effective portion)	Amount of gain (loss) transferred from OCI into income (Effective portion)		Location of gain (loss) recognized in income (Ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (Ineffective portion and amount excluded from effectiveness testing)
	2009	2008		2009	2008		2009	2008
Interest rate contracts	$—	$(17)	Interest income/expense	$(2)	$(1)	Interest income/expense	$—	$—

Foreign exchange contracts	791	(190)	Cost of sales/Corporate administration/amortization/other income/expense/income tax expense	(28)	157	Cost of sales/corporate administration/amortization/other income/expense/income tax expense	—	—

Commodity contracts	(170)	73	Revenue/cost of sales/project development expense	163	3	Revenue/cost of sales/project development expense	—	(3)

Total	$621	$(134)		$133	$159		$—	$(3)

D	Other use of derivative instruments

During the quarter, we wrote $400 million net USD pay-fixed swaptions. We have $300 million net written USD pay-fixed swaptions outstanding as of September 30, 2009. If exercised at maturity, the underlying interest rate swaps would be used as fair value hedges on our long-term fixed rate debt. Changes in the fair value of the swaptions and the premiums earned are recognized in current period earnings through interest expense. For the quarter, we recognized a gain of $2 million in current period earnings. The outstanding swaptions have fixed rates that range from 4.5% to 5.25%. The options expire no later than December 17, 2009, and the underlying swaps have maturities of April 1, 2019.

On a regular basis, we use derivative instruments to increase our gold and copper revenue. We enter into purchased and written options with the primary objective of increasing the realized price on our gold and copper sales.

During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.1 and 0.1 million ounces, respectively, on a net basis. We also held net purchased gold forwards during the third quarter with an average outstanding notional of 0.1 million ounces. During the quarter, we wrote copper call options averaging 31 million pounds and purchased forwards averaging 15 million pounds.

As a result of these activities, we recorded realized gains in revenue of $15 million on gold contracts, realized losses of $5 million on copper options and realized gains of $2 million on copper forwards in third quarter 2009. There were no gold contracts outstanding at September 30, 2009. There were 22 million pounds of written copper call options and 4 million pounds of purchased copper forwards outstanding at September 30, 2009 with an unrealized loss of $2 million, net of premiums.

Non-hedge Gains (Losses)

	Three month period ended September 30		Nine month period ended September 30		Income statement classification
	2009	2008	2009	2008
Commodity contracts
Copper	$(5)	$—	$(3)	$—	Revenue
Gold	15	7	38	2	Revenue
Interest rate contracts	2	—	3	—	Interest income/expense

	$12	$7	$38	$2

E	Gold and silver sales contracts

On September 8, 2009, we announced a plan to eliminate all of our fixed priced (non-participating) gold contracts (the “Gold Hedges”) and a portion of our floating spot price (fully participating) gold contracts (the “Floating

Contracts”). We had previously elected to designate these contracts as “normal sales contracts”, and consequently these contracts were not accounted for as derivative financial instruments. Instead, revenue was recognized based on the contract sales price at the time of physical delivery under the applicable contractual terms. We no longer intend to satisfy our obligations under these contracts by the physical delivery of future gold production from our projects and instead intend to eliminate these contracts through a combination of purchasing gold on the open market, cash settlement and/or physical delivery of mine production. As a result, these contracts will no longer meet the definition of normal sales contracts and will instead be accounted for as derivative financial instruments. Our decision to settle the gold sales contracts in this manner also impact the accounting treatment for our silver sales contracts. Due to this change in accounting treatment, in third quarter 2009, we recognized a liability for the estimated fair value of the gold and silver contracts of $5.7 billion on our Consolidated Balance Sheet. We have presented this liability as a long-term obligation due to the fact that we are not required to settle these contracts prior to January 2012. A corresponding charge was recorded on our Consolidated Income Statement in third quarter 2009. Subsequent changes in the fair value of the liability, prior to their settlement, will also be recognized as a charge to earnings in our Consolidated Income Statement.

Non-hedge Gains (Losses)

	Three month period ended September 30		Nine month period ended September 30		Income statement classification
	2009	2008	2009	2008
Gold Hedges	$(1,910)	$—	$(1,910)	$—	Expense
Floating Contracts	(3,672)	—	(3,672)	—	Expense
Silver Contracts	(110)	—	(110)	—	Expense

	$(5,692)	$—	$(5,692)	$—

In October 2009, we began settling the Gold Sales Contracts and through October 28, $3.0 billion of the proceeds have been used, leaving a remaining settlement obligation of $2.8 billion outstanding. We plan to settle the remaining Gold Hedges and a portion of the Floating Contracts within the next twelve months.

($ billions, except ounce amounts in millions)	Gold Hedges		Floating Contracts liability	Total liability(1)
	ounces	liability
As at September 30, 2009	2.9	$1.9	$3.7	$5.6

MTM adjustment	—	0.2	—	0.2

Ounces eliminated/net proceeds used to date	(1.0)	(0.8)	(2.2)	(3.0)

As at October 28, 2009(2)	1.9	1.3	1.5	2.8

(1)	The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.
(2)	Calculated using a gold price of $1,050 per ounce.

Summary of Gold and Silver Sales Contracts

$ millions	At September 30, 2009 value
Gold Hedges(1)	$(1,910)
Floating Contracts(2)	(3,672)
Silver Contracts	(110)

Settlement obligation to close out gold and silver sales contracts	$(5,692)

(1)

Calculated at a spot gold price of $996 per ounce. The fair value of the Gold Hedges is impacted by changes in the spot price of gold. A $10 per ounce increase or decrease in the spot gold price will result in an increase or decrease in the fair value of the liability of $29 million on the 2.9 million ounces of Gold Hedges.

(2)	The fair value of the Floating Contracts is impacted by changes in the US dollar interest rates.

17 > FAIR VALUE MEASUREMENTS

In 2008, we adopted ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. Beginning in 2009, we applied ASC 820 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non financial assets and non financial liabilities recognized as a result of a business combination. The application of ASC 820 to non-financial assets and liabilities will not have a significant impact on our methodology for measuring their fair values, but results in expanded disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by ASC 820 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A	Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at September 30, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash equivalents	$6,043	$—	$—	$6,043
Available-for-sale securities	63	—	—	63
Receivables from provisional copper and gold sales	—	51	—	51
Derivative Instruments	—	(5,384)	—	(5,384)

	$6,106	$(5,333)	$—	$773

B	Fair Values of Financial Instruments

	At September 30, 2009		At Dec. 31, 2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents(1)	$6,531	$6,531	$1,437	$1,437
Accounts receivable(1)	210	210	197	197
Available-for-sale securities(2)	63	63	31	31
Derivative assets	485	485	832	832

	$7,289	$7,289	$2,497	$2,497

Financial liabilities
Accounts payable(1)	$1,093	$1,093	$970	$970
Long-term debt(3)	5,131	5,563	4,556	3,620
Settlement obligation to close out gold and silver sales contracts	5,692	5,692	—	—
Derivative liabilities	173	173	875	875
Restricted share units(4)	113	113	120	120
Deferred share units(4)	5	5	5	5

	$12,207	$12,639	$6,526	$5,590

(1)	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.
(2)	Recorded at fair value. Quoted market prices are used to determine fair value.
(3)

Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

(4)	Recorded at fair value based on our period-end closing market share price.

C	Assets Measured at Fair Value on a Non-recurring Basis

Fair Value Measurements at September 30, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Property, plant and equipment(1)	$—	$—	$6	$6
Intangible assets(2)	—	—	—	—

(1)

In accordance with the provisions of ASC 360, property plant & equipment with a carrying amount of $128 million were written down to their fair value of $6 million, resulting in an impairment of $122 million, which was included in earnings this period. Refer to note 14.

(2)

In accordance with the provisions of ASC 350, intangible assets with a carrying amount of $34 million were written down to their fair value of $0, resulting in an impairment of $34 million, which was included in earnings this period. Refer to note 14.

D	Valuation Techniques

Gold and Silver Sales Contracts

The fair value of gold and silver sales contracts is equal to the present value of expected cash flows that would be required to financially settle our obligations arising under the contracts. The present value model utilizes inputs, such as the current spot price for gold, gold lease rates, US dollar interest rate curves, and counterparty credit spreads, that we derived from observable market data. Therefore our gold and silver sales contracts are classified within Level 2 of the fair value hierarchy.

Property Plant and Equipment and Intangible Assets

The fair value of property plant & equipment and intangible assets is determined primarily using an income approach based on unobservable cash flows are classified within Level 3 of the fair value hierarchy established by ASC 820. Refer to note 14.

18 > OTHER NON-CURRENT LIABILITIES

	At Sept. 30, 2009	At Dec. 31, 2008
Pension benefits	$107	$113
Other post-retirement benefits	53	29
Derivative liabilities	45	435
Restricted share units(1)	118	120
Deposit on silver contracts	210	—
Other	70	84

	$603	$781

(1)	Includes Performance restricted share units of $5 million (December 31, 2008: $3 million).

19 > CAPITAL STOCK

A	Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 982,956,358 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

Common Share Offering

On September 23, 2009, we issued 109 million common shares of Barrick at a price of $36.95 per share, for net proceeds of $3,885 million.

B	Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares. At September 30, 2008, 0.5 million BGI exchangeable shares were outstanding, which were the equivalent to 0.3 million Barrick common shares and were reflected in the number of common shares outstanding.

C	Dividends

On October 28, 2009, the Board of Directors declared a dividend of US dollars $0.20 per share, payable on December 15, 2009, to shareholders of record at the close of business on November 30, 2009.

20 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)(2)

	Three month period ended September 30		Nine month period ended September 30
	2009	2008	2009	2008
Accumulated OCI at beginning of period
Cash flow hedge gains (losses), net of tax of $35, $186, $89, $105	$101	$370	$(124)	$250
Investments, net of tax of $2, $2, $nil, $4	15	11	(2)	37
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(179)	(143)	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $19, $2	(33)	7	(33)	7

	(96)	$245	$(356)	$151

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	186	(422)	621	(134)
Changes in fair value of investments	14	(22)	32	(4)
Currency translation adjustments(1)	28	(3)	46	(3)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(47)	(72)	(133)	(159)
Investments:
Other than temporary impairment charges	—	14	1	14
Gains realized on sale	(3)	(13)	(3)	(59)

Other comprehensive income, before tax	178	(518)	564	(345)
Income tax expense related to OCI	(45)	173	(171)	94

Other comprehensive income, net of tax	$133	$(345)	$393	$(251)

Accumulated OCI at September 30
Cash flow hedge gains (losses), net of tax of $80, $16, $80, $16	195	46	195	46
Investments, net of tax of $2, $1, $2, $1	26	(7)	26	(7)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(151)	(146)	(151)	(146)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $19, $2	(33)	7	(33)	7

	$37	$(100)	$37	$(100)

(1)	Represents currency translation adjustments for Barrick Energy.
(2)	At September 30, 2009, $nil other comprehensive income was attributable to non-controlling interests (2008: $nil).

21 > LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009. The trial date was adjourned because of a settlement in principle among the parties. On March 30, 2009, the defendants entered into a stipulation agreement, pursuant to which Barrick and the individual defendants agreed to settle the complaint for $24 million pending the Court’s final approval of the settlement. The complaint is subject to coverage under the Company’s directors and officers insurance policy. On July 24, 2009, the Court issued a preliminary approval order in connection with the settlement. The Court has scheduled a fairness hearing relating to the settlement on November 5, 2009.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ RFRA claim is based on the assertion that the Project and adjoining areas are sacred to certain Western Shoshone. On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. After a four day hearing, on January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009, but has not yet issued a decision. Plaintiffs have dismissed their RFRA claim with prejudice, conceding that it was without merit, in light of the Ninth Circuit’s decision in another case. The case is progressing towards a final judgment on the merits in the District Court while the Ninth Circuit considers the appeal of the preliminary injunction. Construction of the project is ongoing.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Oral arguments were heard by the U.S. Court of Appeals on March 10, 2009. On September 29, 2009 the U.S. Court of Appeals reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada State Court was improper. On October 13, 2009 the Company filed a petition requesting the U.S. Court of Appeals to reconsider its decision and for a rehearing on the issues before a nine judge panel (en banc) on the grounds that the decision is contrary to a recent United States Supreme Court decision. In the event this petition is denied, we will continue to challenge the claims of the Province in the Nevada State Court on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. The complaint names Placer Dome Inc. and Barrick Gold Inc. as defendants; however, service has only been attempted on Barrick Gold Inc. at this time. Barrick Gold Inc. intends to move to dismiss the complaint on a variety of grounds and to otherwise defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. It is currently anticipated that the Supreme Court of Pakistan will consider the Civil Petition for Leave to Appeal in December 2009. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

22 > SUBSEQUENT EVENTS

We examined all significant transactions from our quarter end close date of September 30, 2009 up to and including the issuance date, October 28, 2009, and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

23 > FINANCE SUBSIDIARY

On October 9, 2009, we incorporated a wholly-owned finance subsidiary, Barrick (PD) Australia Finance Pty Ltd. (ACN 139 909 934) (“BPDAF”), the sole purpose of which is to issue debt securities. On October 16, 2009, we issued $1.25 billion in debt securities through BPDAF comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Initial Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S. Barrick has fully and unconditionally guaranteed the Initial Notes. On November 6, 2009, we filed a preliminary short form prospectus and a registration statement in respect of the offer and issuance of up to $1.25 billion of debt securities through BPDAF comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “New Notes”) in exchange for the Initial Notes. The terms of the New Notes will be substantially identical to the terms of the Initial Notes, except that the New Notes will be registered under the Securities Act. Barrick will fully and unconditionally guarantee any New Notes issued by BPDAF.